07045943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

1- THE ESTRIDGE GROUP, INC.
2-ESTRIDGE DEVELOPMENT COMPANY, INC.
3- PAUL E. ESTRIDGE CORP.
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul J. Hayes
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Messaglia, Esq.
Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

236110	The Estridge Group, Inc.	35-1571489
531390	Estridge Development Company, Inc.	35-1787341
236110	Paul E. Estridge Corp.	35-1387708
(Primary standard industrial Classification Code Number)		(I.R.S. Employer Identification Number)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 1
TO
FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.
ESTRIDGE DEVELOPMENT COMPANY, INC.
PAUL E. ESTRIDGE CORP.
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul J. Hayes
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Messaglia, Esq.
Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

236110	The Estridge Group, Inc.	35-1571489
531390	Estridge Development Company, Inc.	35-1787341
236110	Paul E. Estridge Corp.	35-1387708
(Primary standard industrial Classification Code Number)		(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Director of Issuers

Paul E. Estridge, Jr.
Business:
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence:
15747 Oak Road
Carmel, Indiana 46033

(b) Executive Officers of Issuers

The business and affairs of the Issuers are ultimately directed by Paul E. Estridge, Jr., as principal shareholder and sole director, pursuant to applicable state law. Paul E. Estridge, Jr. is the President of each of the Issuers. Michael J. Keller is the Treasurer and Secretary of each of the Issuers. Their address is 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032.

(c) Not applicable

(d) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(e) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(f) Paul E. Estridge, Jr.
Business
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Residence
15747 Oak Road
Carmel, Indiana 46033

(g) Subsidiaries of The Estridge Group, Inc.

Ameritage Homes, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Estridge Design Services, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Entertainment, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Capital, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Services, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

First Mile Investments, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Affiliates
BCE Associates, I, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates II, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates III, LLC

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

BCE Associates IV, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

FirstSource Capital, LLC
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Estridge Investments, LLP
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

(h) Michael J. Messaglia Esq.
Business
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
Residence
9453 North State Road 267
Brownsburg, Indiana 46112

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Residence
4343 Manning Road
Indianapolis, Indiana 46228

Dawn Barringer
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Residence
3620 Katelyn Court
Indianapolis, Indiana 46228

(k) Frank D. Neese
Business
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202
Residence
4343 Manning Road
Indianapolis, Indiana 46228

(l) Not applicable

(m) Karen Ball Woods, Esq.
Business
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204
Residence
3942 Channing Circle
Indianapolis, Indiana 46240

ITEM 2. **Application of Rule 262**

(a) No

(b) Not applicable

ITEM 3. **Affiliate Sales**

Not applicable

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) The securities will be registered in the following jurisdictions: Illinois, Indiana, Ohio and Tennessee. The securities will be offered by a registered broker-dealer, Indiana Securities, LLC, by direct telephone call and mail and not through a general solicitation.

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

None

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

THE ESTRIDGE GROUP, INC.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311

GUARANTEED BY:
ESTRIDGE DEVELOPMENT COMPANY, INC.
PAUL E. ESTRIDGE CORP.

SERIES 2007 SUBORDINATED NOTES DUE 2010
($1,000,000 Aggregate Principal Amount)
SERIES 2007 SUBORDINATED NOTES DUE 2012
($2,000,000 Aggregate Principal Amount)
SERIES 2007 SUBORDINATED NOTES DUE 2015
($2,000,000 Aggregate Principal Amount)
$2,650,000 Minimum
$5,000,000 Maximum
Minimum Initial Purchase: $5,000

The Estridge Group, Inc. (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2007 Subordinated Notes Due 2010, Series 2007 Subordinated Notes Due 2012, and Series 2007 Subordinated Notes Due 2015 (collectively, the "Notes") with an interest rate of 10.5%, 11% and 11.5% per annum, respectively, and a maturity date of ____________, 2010, ____________, 2012, and ____________, 2015, respectively.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on July 1, 2007 (for the period from the date of issuance through June 30, 2007). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000.

The Notes are redeemable at any time on or after January 1, 2008, at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes are guaranteed, as described herein, by Estridge Development Company, Inc. and Paul E. Estridge Corp. (collectively, the "Guarantors").

The Notes and Guaranties will be subordinated to all Senior Indebtedness (as defined herein). As of September 30, 2006, the total Senior Indebtedness was approximately $87.2 million. There is no limit on the amount of Senior Indebtedness that may be incurred. See **"Risk Factors" beginning on page 5 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby, and "Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

The Company has been advised by the Placement Agent that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	**Placement Agent Discounts and Commissions[1]**	**Proceeds to Company[2]**
Per Note	$1,000	$75	$925
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

[1] The Placement Agent Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $200,000 (including Placement Agent's attorneys fees which the Company has agreed to reimburse to the Placement Agent).

The Notes are offered by Indiana Securities, LLC, as Placement Agent, on a best efforts, minimum-maximum basis as specified herein. If at least $2,650,000 in any combination of Notes are not sold within sixty (60) days of the date of this Offering Circular, or within an additional thirty (30) days upon the agreement of the Company and the Placement Agent (the "Termination Date"), then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, MainSource Bank, Greensburg, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. **See "Plan of Distribution."** This offering will terminate on _____________, 2007 or such later date as the Company and the Placement Agent shall agree.

INDIANA SECURITIES, LLC

Offering Circular Date: _____________, 2007

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Estridge Companies

The Estridge Companies build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area. The companies were founded in 1967, when Paul E. Estridge, Sr. started building custom homes. In 1983, Paul E. Estridge, Jr. joined the family business and started The Estridge Group, Inc. to build family homes in neighborhoods it develops. In 1992, Paul E. Estridge, Jr. purchased his father's interest in these companies. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area. Additionally, the Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

For financial reporting purposes the Company combines entities in which it has a significant ownership interest and exercises management control. Accordingly, the Consolidated Summary Financial Data and the discussion of the financial condition and results of operations of the Company contained in this Offering Document include the Company, the Guarantors and the subsidiaries of the Company, Ameritage Homes, LLC (a builder of single family homes), First Mile Services, LLC (a provider of telecommunications, security monitoring, data and cable television services) and Estridge Design Services, LLC (a design study home décor retail operation), and affiliates of the Company, FirstSource Capital, LLC (a mortgage brokerage operation), BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC (each, a provider of development financing for specific residential developments), and Estridge Investment Co., LLP (a commercial real estate leasing company), (collectively, the "Estridge Companies"). References in this Offering Circular to "we," "us" or "our" means the Estridge Companies. The Estridge Companies' most recent fiscal year ended September 30, 2006. Each of the Estridge Companies were incorporated or organized, as appropriate, in the State of Indiana.

In 2006, the Company, consolidated with its subsidiaries, experienced a net loss of $3.0 million compared to net income of $2.8 million for 2005. This loss was less for the Company consolidated with both its subsidiaries and its variable interest entities (defined in this Offering circular as the "Estridge Companies"), or $2.0 million on a consolidated basis, due to the variable interest entities experiencing net income of $993,000. In 2005, the Estridge Companies reported consolidated net income of $5.3 million. The loss experienced by the Company in 2006 results primarily from market conditions, development delays and investments in start-up operations. Prior to 2006, the Company had not incurred a loss since 1986.

Consolidated Summary Financial Data
(unaudited)
(in thousands)

	Fiscal Year Ended September 30, 2006	Fiscal Year Ended September 30, 2005
Consolidated Balance Sheets		
Homes, land and construction in progress	$ 114,940	$ 85,493
Total assets	132,237	102,356
Notes payable	87,184	66,761
Total liabilities	106,183	83,784
Total stockholders' equity	26,054	18,573
Consolidated Statements of Operations		
Net revenues	$ 109,732	$ 143,329
Cost of revenues	88,483	111,901
Gross profit	21,249	31,428
Operating expenses	25,249	24,010
Income (loss) from operations	(4,000)	7,418
Other income (expense)	71	(109)
Net income (loss) before taxes and minority interest in variable interest entities	(3,928)	7,310
Income tax expense (benefit)	(1,907)	2,050
Net income (loss) before minority interest in variable interest entities[3]	(2,021)	5,259
Minority interest in variable interest entities[4]	993	2,503
Net income (Loss)[5]	(3,014)	2,756

See the Financial Statements and accompanying footnotes beginning on Page F-1 of this Offering Circular.

---

[3] Represents the net income (loss) of the Estridge Companies consisting of the Company consolidated with its subsidiaries and its variable interest entities.

[4] Represents the net income (loss) of the Estridge Companies excluding the Company consolidated with its subsidiaries.

[5] Represents the net income (loss) of the Company consolidated with its subsidiaries.

The Offering

Issue	A maximum of $5,000,000 of Notes will be sold. Notes will mature __________, 2010, ________, 2012, and _______, 2015, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated. The minimum initial purchase is $5,000.
Guarantees	The Notes are guaranteed by Estridge Development Company, Inc. and Paul E. Estridge Corp. See **"Description of the Subordinated Notes--Guarantees of the Notes."**
Consideration for Purchase of Notes	The Company will accept readily available funds for purchase of the Notes.
Payment of Interest	Semi-annually on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from date of issuance through June 30, 2007).
Interest Rate	10.5% per annum for 2007 Subordinated Notes due 2010 11% per annum for 2007 Subordinated Notes due 2012 11.5% per annum for 2007 Subordinated Notes due 2015 Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.
Redemption at the Company's Option	Redeemable at any time on or after January 1, 2008, at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.
Sinking Fund	No sinking fund payments.
Ranking	The Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture. As of September 30, 2006, the Senior Indebtedness of the Estridge Companies was approximately $87.2 million. There is no limit on the amount of Senior Indebtedness that

may be incurred. See "**Description of the Subordinated Notes--Subordination of the Notes and Guarantees.**"

Offer to Purchase	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of the Subordinated Notes--Certain Covenants.**"
Change of Control	Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at par plus accrued but unpaid interest to the date of repurchase. See "**Description of the Subordinated Notes--Certain Covenants--Offer to Purchase on Change of Control.**"
Redemption on Death	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued but unpaid interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of the Subordinated Notes--Redemption at Death.**"
Debt Service Reserve Fund	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of the Subordinated Notes--Debt Service Reserve Fund.**"
Use of Proceeds	The Company intends to use the net proceeds from the sale of the Notes for working capital of the Estridge Companies and to create the Reserve Fund. See "**Use of Proceeds.**"
Certain Covenants	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined in the Indenture). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain

	circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued but unpaid interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See **"Description of the Subordinated Notes--Certain Covenants."**
Risk Factors	An investment in the Notes involves a significant degree of risk. The Notes and Guarantees are unsecured general obligations of the Company and the Guarantors, are subordinate in right of payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See **"Risk Factors"** for a discussion of material risks that should be considered in connection with an investment in the Notes.

RISK FACTORS

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

Caution Regarding Forward Looking Statements

This Offering Circular contains statements that constitute forward-looking statements. Those statements appear in a number of places in this Offering Circular and include projections of financial condition, cash flow or operating performance and statements regarding the intent, belief or current expectations of the Estridge Companies or management with respect to (i) the Estridge Companies' strategic plans, (ii) the policies of the Estridge Company regarding capital expenditures, financing or other matters, and (iii) industry trends affecting the Estridge Companies' financial condition or results of operations. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors, including the Risk Factors below.

The Notes are unsecured and subordinated to any Senior Indebtedness. In the event of the bankruptcy or liquidation of the Estridge Companies, the Note holders will recover, if at all, only after the Senior Indebtedness has been paid.

The payment of principal and interest on the Notes and Guarantees will be unsecured general obligations of the Company and the Guarantors, subordinated in right of payment to all present and future Senior Indebtedness. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company and the Guarantors to any of their Insiders (as defined in the Indenture), (iii) indebtedness of the Company to any of the other Estridge Companies (or from one subsidiary or affiliate to another) or (iv) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness that may be incurred. See **"Description of the Subordinated Notes--Subordination of the Notes and Guarantees."**

Our substantial indebtedness could adversely affect our financial condition, limit our growth and make it more difficult for us to obtain additional financing on acceptable terms and to satisfy our debt obligations.

Our business is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund our ongoing operations, we use cash flow from operations, bank borrowings, and project based joint ventures. As of September 30, 2006, we had shareholders' equity of approximately $26.1 million and total indebtedness of approximately $87.2 million, which is secured by substantially all of our interest in real estate. Our business and earnings are substantially dependent on our continuing ability to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to our operations. Although we believe that cash flow from operations and our ability to borrow from various lenders will provide adequate cash to satisfy our capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to us. If we are unable to obtain additional financing on acceptable terms it will limit our growth and we may have difficulties satisfying our existing debt obligations.

The Estridge Companies have experienced losses, may continue to do so and may have difficulty generating sufficient cash to make payments on the Notes when due.

In 2006, the Company, consolidated with its subsidiaries, experienced a net loss of approximately $3 million. For that same period, the Company, consolidated with its subsidiaries and variable interest entities experienced a net loss of approximately $2 million. The losses resulted primarily from market conditions, delays in the development of new communities and investments in several startup operations in 2006, including Ameritage Homes and the HomExperience. Unless the Company and the Estridge Companies are able to increase the sale of homes during 2007 and thereby generate increased revenues, losses to the Company and the Estridge Companies may continue. In light of the uncertainties relating the housing market, the ability to generate these additional sales is also uncertain. If losses continue for the Company and the Estridge Companies, the Company may have difficulty discharging its obligations with respect to the Notes.

The Company is not required to make any payments to a sinking fund and may need to obtain additional financing to retire the Notes

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set aside funds for the retirement of the Notes, other than the Reserve Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Description of the Subordinated Notes.**"

The Estridge Companies' home sales and revenues could decline due to general and local economic factors outside of its control.

Our industry is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as us are also subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within our control, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

An increase in mortgage interest rates or unavailability of mortgage financing may reduce our ability to sell homes.

Our business depends in part upon the availability and cost of mortgage financing. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The recent increase in interest rates has adversely impacted the number of homes sold by us and our results of operations. See "**Business.**"

Because the Estridge Companies are subject to extensive governmental and environmental regulation, they may incur significant liabilities or restrictions on their business activities.

Our home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

We must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause us to incur substantial compliance costs.

We may be subject to additional costs or delays or may be precluded entirely from developing our communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**Land Acquisition and Development.**"

Fluctuations in the availability and price of the raw materials upon which the Estridge Companies depend may negatively affect the ability of the Company to profitably operate.

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. The costs of these raw materials may also increase as the result of natural disasters, such as hurricanes, and increases in oil prices. See "**Business--Construction.**" While labor shortages have not had a material effect on our operations, there is no assurance that such shortages will not adversely affect us in the future.

If the Estridge Companies are unsuccessful in competing against their competitors, many of which are larger and have greater resources, their market share could decline and financial results could suffer.

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. We compete for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Most of our competitors have greater financial and other resources than us. If we are unsuccessful in competing against our competitors, our market share and financial results may suffer. See "**Business--Competition and Market Factors.**"

Because the operations of the Estridge Companies are concentrated in one geographic area, the Estridge Companies may be negatively effected by changes in the local economic conditions.

Our operations are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on us.

The Estridge Companies are subject to construction defect, product liability and home warranty claims

As a homebuilder, we have been, and continue to be, subject to construction defect, product liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. These claims are common to the homebuilding industry and can be costly.

We have been, and continue to be, named as defendants in various construction defect claims, product liability claims, complaints and other legal actions that include claims related to moisture intrusion and mold. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case. Class action lawsuits can be costly to defend, and if we were to lose any class action suit, it could result in substantial liability for us.

Although we have obtained insurance for construction defect claims, such policies may not be available or adequate to cover any liability for damages, the cost of repairs, and/or the expense of litigation surrounding current claims, and future claims may arise out of uninsurable events or circumstances not covered by insurance and not subject to effective indemnification agreements with our subcontractors.

The Company and the Guarantors may not be able to satisfy their repurchase or payment obligations under the Notes and Guarantees.

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company and the Guarantors will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default (as defined in the Indenture) occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company and the Guarantors. See "**Capitalization**" and "**Description of the Subordinated Notes.**"

If a court voids the guarantees or finds them unenforceable, Note holders will not have a claim against the Guarantor and will only be a creditor of the Estridge Companies.

The Notes are guaranteed by the Guarantors. The Guarantees may be subject to review and possible avoidance under U.S. federal bankruptcy law and comparable provisions of state fraudulent conveyance and fraudulent transfer laws if a bankruptcy or reorganization case is commenced by or against such Guarantor or a lawsuit is commenced or a judgment is obtained by an unpaid creditor of such Guarantor. If a Guarantee is voided as a fraudulent conveyance or fraudulent transfer or found to be unenforceable for any other reason, you will not have a claim against that Guarantor and will only be a creditor of ours or any Guarantor whose obligation was not set aside or found to be unenforceable.

The loss of the services of Paul E. Estridge Jr. and the senior management team would negatively effect the ability of the Estridge Companies to operate.

Our success is highly dependent upon the performance of Paul E. Estridge, Jr. and the senior management team. See "**Management**" for information concerning the senior management team. Neither the Company nor the Guarantors have "key-man" insurance for or employment agreements with any of their senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on our business.

If the Estridge Companies are unable to sell at least $2,650,000 of Notes, the offering will be terminated.

This Offering is being made on a best efforts, minimum-maximum basis by the Placement Agent as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds until they are returned following the Termination Date. See "**Plan of Distribution.**"

Subscribers may encounter difficulties reselling the Notes.

The Notes are being offered for sale only in Indiana, Illinois, Ohio and Tennessee. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

THE ESTRIDGE COMPANIES

We build single family homes in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. We also develop residential communities through Estridge Development Company, Inc. (the "Development Company"). The Company offers high-quality homes, many with custom features, designed principally for First and Second Time Move-up Buyers as well as First Time Homebuyers (see "**Glossary of Terms**"). The Company's homes range in size from approximately 1,500 to 4,500 square feet and range in price from approximately $170,000 to over $500,000. Paul E. Estridge Corp. (the "Custom Company") is a custom builder of single family homes with sizes from 3,000 to 25,000 square feet and prices from $600,000 to over $5 million.

We also originate and broker residential mortgages, primarily for homes sold to our customers, generating income from yield spread premiums.

For additional information regarding the ownership and management of the Estridge Companies, see **"Management--Security Ownership of Management and Certain Securityholders."**

The Estridge Companies' principal executive offices are located at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana 46032, and the telephone number is (317) 846-7311.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Notes offered hereby after deducting placement agent commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $2,251,250 million if the minimum amount of Notes is sold and $4,425,000 million if the maximum amount of Notes is sold.

The Company will use $147,075 at the minimum (assuming the sale of a pro rata portion of each of the three-year, five-year and eight-year Notes at each maturity date), and $277,500 at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds to repay a portion of a short-term loan from Billy Creek Associates, LLC in the amount of $4,500,000. This short-term loan was used by the Company to pay land development expenses, expenses related to construction in process and general and administrative expenses incurred by the Company in the development of its various subdivisions.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum[1]	Maximum
Placement Agent Commissions, Structuring Fees and Offering Expenses	$ 398,750	$ 575,000
Debt Service Reserve Fund	147,075	277,500
Discharge of Short-Term Loan	2,104,175	4,147,500
Total	$ 2,650,000	$ 5,000,000

[1] Assumes the sale of $530,000 of Notes due 2010, $1,060,000 of Notes due 2012 and $1,060,000 of Notes due 2015.

CAPITALIZATION

The following sets forth, at September 30, 2006, the consolidated capitalization of the Company and the pro forma capitalization of the Company, as adjusted, to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds.**"

	As of September 30, 2006	As Adjusted for Minimum[6]
	(in thousands)	
Notes payable and other debt	$87,184	$87,184
Subordinated notes offered hereby	-----	2,650
Total debt	$87,184	$89,834
Stockholders' Equity	26,054	26,054
Total capitalization	$113,238	$115,888

BUSINESS

General. We build single family homes in the Indianapolis, Indiana metropolitan area, with a focus on Hamilton County, Boone County, Marion County and Hendricks County. Our business is primarily operated through the Company which is the builder of single family homes in residential communities developed by the Development Company. The Custom Company builds custom homes in residential communities other than those developed by the Development Company. The other companies within the Estridge Companies compliment the businesses of the Company and Custom Company but do not materially contribute to our financial results.

The key elements of our business strategy are:

Customer-Experience. We strive to make the home building process an experience our customers will enjoy. All through the process we keep the customer informed and hold

[6] Pro forma capitalization of the Company assumes the sale of $2,650,000 of the Notes.

orientation meetings to better educate them and set expectations. This continues into the warranty period as we offer our exclusive HomeLife Maintenance and Reliability Program that provides nearly maintenance free living for three full years from completion of the house.

Product Design and Quality. The design of our homes incorporates spacious floor plans and includes the luxurious amenities that customers demand. We offer numerous distinct designs and specification levels geared to specific buyer profiles. Through our attention to detail and our building process we strive to deliver a superior end product. Based upon the results of customer satisfaction surveys conducted by an independent consulting company retained by the Company, this has resulted in satisfaction ratings by our customers over 95% and referral rates of over 40%.

Customization of Home Designs. We are prepared to customize our designs to meet the individual preferences and tastes of homebuyers. Upon request, we will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. We are able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides us with a competitive advantage in our target market. During 2006, we moved into our new design studio that houses over 7,000 feet of space devoted to the personalization of the home. A customer can choose from hundreds of cabinet samples, kitchen lay outs, flooring, bath options, audio and video selections and many other features.

Land Acquisition and Development. One of our most important strategies involves the development of unique neighborhoods. We carefully research our new locations to ensure we are marketing our homes in the high demand areas. The land is selected based on a variety of factors including (1) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

After control of a parcel of raw land has been obtained, our development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters.**"

Through the creative land planning process within each development, we seek to create a sense of community. The management team works with consultants to create the best possible land plan that includes sweeping entry ways and lush landscaping. We also incorporate a variety of complementary front elevations and architectural designs in our communities. We seek to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and our cost per lot in the community.

In a few communities, we acquire our finished lots from other independent land developers. We will generally enter into an agreement with the developer pursuant to which we agree to purchase a specified number of lots per month or per quarter. We are generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default. In this way we are able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Integrated Operations. Our vertically integrated operations generate operating efficiencies and enhance profitability. These operations begin with the acquisition of land and the development of our residential communities by the Development Company. Next, the Company constructs and sells the single family homes within the residential communities developed by the Development Company. Finally, we provide our customers with the additional products and services that they desire through Estridge Design Services, LLC which provides design studio services, FirstSource Capital, LLC which provides mortgage brokerage services and First Mile Services, LLC which provides technology services.

For communities we develop, we rely on the substantial land acquisition and development experience of our management team to acquire unimproved land in central Indiana locations where management perceives buyer demand. As our own general contractor, we select subcontractors with which we have substantial experience and which comply with our strict quality standards. We train our sales staff to communicate the distinct features of each of our home collections to potential customers, and our mortgage affiliate provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. We strictly control the cost of developing our communities by: (i) utilizing our internal land development staff to develop a significant percentage of our lots; (ii) pricing our homes at competitive levels in order to sell out our communities quickly; (iii) adhering to strict construction schedules; and (iv) obtaining favorable pricing on construction materials from our suppliers and labor from our subcontractors as a result of long-standing relationships and our position as a leading homebuilder in the Indianapolis area.

We intend to focus our future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) increasing sales by improving marketing and advertising and increasing training of our sales consultants. We are not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, we intend to continue our incremental growth within our current marketplace.

Home Design. In most of our communities we offer homebuyers a choice of homes from one or more of our five distinct collections, each of which offers a variety of floor plans, exterior elevations and features targeted to a specific buyer profile.

- The Springmill Collection contains seven two-story floor plans ranging from 2,200 to 2,800 square feet and is designed primarily for First Time Move-up Buyers.

- The Meridian Collection contains seven two-story floor plans ranging from 2,800 to 3,300 square feet and is designed primarily for Second Time Move-up Buyers.

- The Designer Gallery Collection contains four floor plans ranging from 3,600 to 4,500 square feet and is designed primarily for Second Time Move-up Buyers.

- The Irvington Collection contains seven ranch floor plans ranging from 1,500 to 2,150 square feet and is designed primarily for Empty Nesters.

• The Lockerbie Collection contains five town home floor plans ranging from 1,400 to 2,200 square feet and is designed primarily for Empty Nesters.

In addition to the aforementioned collections we offer a wide range of custom home designs through the Custom Company. The Architectural Galleries homes are traditional custom homes ranging from 5,000 to 8,000 square feet. The Renaissance Galleries homes are marketed to Empty Nesters and range from 2,500 to 4,000 square feet. The Paul E. Estridge Corp. homes are one-of-a-kind designs that range from 10,000 to 25,000 square feet.

We continually review customer preferences and reports from our sales personnel to ensure that our home designs and features address the preferences of our targeted customers. We closely monitor the designs and features chosen by buyers of our homes as well as those offered by competitors in our market and by homebuilders in other markets. Our architectural team and in-house draftsmen use this information in a continuing effort to make our home designs more attractive to homebuyers.

Construction. We act as the general contractor for the development and construction of our communities. We employ full-time construction superintendents, each of whom supervises construction within one specific community. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to our quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with our subcontractors are generally entered into on an individual community basis after competitive bidding. We have long-standing relationships with many of our subcontractors. We sometimes negotiate price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume.

Although we currently purchase materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore we are not dependent upon a single supplier for any of our materials. Similarly, we are dependent upon services performed by our subcontractors, particularly our mechanical (plumbing, heating and electrical) and drywall subcontractors; however, we do not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

We generally develop and build our communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. We typically complete the construction of a home within five months from commencement of construction, although the custom homes generally take longer.

Marketing and Sales. We place a strong emphasis on effectively marketing our homes to our target buyers.

We attract initial interest in our communities through an advertising program using media such as newspapers, direct mail, billboards, radio and television. We believe that we have a reputation for developing high quality homes, which helps generate interest in our communities.

Management believes that the effective use of model homes demonstrates the advantages of our home designs and features to prospective homebuyers. We first create a buyer profile for each community. We then select one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, we then complete the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

In February, 2006, we opened the HomExperience, a design studio and home decor retail operation in a leased retail facility comprised of over 7,400 square feet. With our new HomExperience, we are able to guide our customers through the selection and decision making process with experienced design consultants in an atmosphere that enables buyers to customize their new home with creativity, taste and personal style. In the HomExperience, customers can see, touch and feel large sized samples of everything from exterior materials, such as paint, siding, brick and roof shingles, to interior items, such as cabinets, countertops, carpet, tile, trim, lighting, plumbing fixtures and other special features, options and upgrades that go into a home.

Substantially all of our homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) of each community. We conduct continuous training for our sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. We survey all buyers at closing as part of our effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to our reputation for customer satisfaction and loyalty.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract requires a cash deposit of 2% of the purchase price which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, we typically require an additional, nonrefundable cash deposit (which ranges from 1 to 3%, depending on the type of financing being used by the purchaser) as a condition to starting construction of the home.

Customer Relations and Quality Control. We recognize that for many customers, the purchase of a home represents the single largest investment they will ever make. We strive to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of our operation from the beginning of the sales process through construction, closing and post-closing service, we strive to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial meeting through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home collection that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons.

We inspect the home with the customer several times prior to the closing. We also require the home pass an internal quality assurance inspection before the home is delivered to the customer. In addition, customers are asked to complete customer satisfaction surveys at the time of the closing. The results of these surveys are used to monitor the preferences of our customers and modify our home designs as necessary to meet these preferences.

Each home is covered by our three year HomeLife Maintenance and Reliability Program. This program includes a three year warranty covering workmanship and materials and provides, at no cost to the homeowner, warranty insurance from Residential Warranty Corporation. The Residential Warranty Corporation provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. We are ultimately responsible for all repairs covered under the HomeLife program and the Residential Warranty Corporation insurance policy.

Mortgage Origination. We have an affiliated mortgage brokerage operation, FirstSource Capital, LLC. We are approved by the Federal Department of Housing and Urban Development and are qualified to process FHA, VA and conventional loans and sell the servicing rights. We originate and broker residential mortgages, primarily for homes sold to our customers. We generate income from yield spread premiums paid by the institutions which purchase the loans. The loans are sold without recourse, and FirstSource Capital does not warehouse, package or service the loans. We will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, FirstSource Capital does not incur any credit risk or market risk associated with loans that it originates.

Competition and Market Factors. The home-building industry is highly competitive and fragmented. We compete for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. We also compete for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. Our primary competitors are Pulte Homes, Drees Homes, and Centex Homes, one of which is privately owned and two of which are publicly owned entities. We are one of the leading builders in the Indianapolis area, and management believes we compete favorably as a result of quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area.

Government Regulation and Environmental Matters. In order to develop land in the Indianapolis area, we must obtain numerous government approvals, licenses, permits and agreements before we can begin development and construction. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately nine to twelve months and can involve a number of different governmental jurisdictions and agencies and considerable expense. We generally do not have any rights to develop a community until after we have received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, we, through our mortgage broker affiliate, FirstSource Capital, LLC, are subject to the rules and regulations of the Federal Department of Housing and Urban Development's insured mortgage program. FirstSource Capital is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker under, and subject to the rules and regulations of the Indiana Loan Brokers Act, Ind. Code Sec. 23-2-5 *et seq.* Although FirstSource Capital originates mortgage loans, neither it nor we are required to be licensed as a financial institution, thus neither is subject to federal or state laws for the regulation of financial institutions.

We are also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause us to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, we generally evaluate such land for the presence of hazardous or toxic materials, wastes or substances. To date, we have not experienced any material delays as a result of these laws, and our operations have not been materially affected by the presence or potential presence of such materials.

Employees. Within the Estridge Companies, all employees are employed by the Company. As of September 30, 2006, the Company had 138 full-time employees. None of our employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that we engage are represented by labor unions or are subject to collective bargaining arrangements. Management believes that our relations with our employees and subcontractors are good.

Legal Proceedings. From time to time the Company and its affiliated entities become involved in legal proceedings. Such proceedings generally consist of construction defects, products liability and home warranty claims, including moisture intrusion and related mold claims, arising in the ordinary course of business. The Company is generally successful in reaching an amicable resolution of these claims with the affected homeowners. Further, the Company does not believe that these claims have a material adverse impact on its financial condition or results of operations.

2006 Financial Results. During 2006, the Company experienced a net loss of approximately $3.0 million and the Estridge Companies experienced a net loss of approximately $2.0 million, compared to net income of approximately $2.8 million and $5.3 million in 2005, respectively. Our operating results in 2006 were adversely affected by three factors: (i) softening of the residential real estate market, (ii) delays in opening new developments, and (iii) investment in start-up operations.

> *Housing Market.* The Indianapolis housing market has experienced a slow down since the summer of 2005. Permits for new home construction were off by approximately 16% for the first nine months of calendar 2006. These market conditions have adversely affected sales in our existing communities. Our closings and backlog through September 30, 2006, in communities open in both of the last two years are down by approximately 18%, which is indicative of the market.
>
> *Development Delays.* In fiscal 2006, we opened seven new communities. Six of these communities represented replacements of existing communities and one was a new community. We had planned to open models in all of these locations in time for the

spring 2006 selling season. However, the openings of all of these models were delayed due to development issues, including weather, delays caused by municipalities and construction delays. Much of the spring sales season in these communities was spent in temporary sales trailers and models in nearby communities. We believe these delays cost us approximately 30 sales in these new communities. By the end of our third quarter in 2006, these new communities were fully opened.

Start-up Operations. In 2006, Ameritage Homes and The HomExperience (our design studio) began operations, and we began the planning and development of Estridge Designer Gallery (a new product line). As a result of start-up expenses, each contributed to a higher loss experienced by the Company. Ameritage Homes, offering homes in the low to mid $200,000s, is open in its first community and had seven closings in fiscal year 2006. Estridge Designer Gallery, offering homes in the $600,000 to $800,000 range, will open for sales in January, 2007 and is expected to begin closing homes in the fourth quarter of fiscal year 2007. The HomExperience began operating in February 2006. As a result of the HomExperience, options and upgrades to Estridge Collections homes have increased by an average of over $10,000 per home. Few home sales closed in fiscal year 2006 that were fully integrated into the new design studio process.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Estridge Companies ("the Company") build single family homes and develop residential communities in the Indianapolis, Indiana metropolitan area with a primary emphasis on Hamilton County, Boone County and Hendricks County, Indiana. The Company has been in operation for 40 years. In 2006, the Estridge Companies delivered 285 homes in the Indianapolis area, making it one of the largest homebuilders in the area. The Estridge Companies are currently operating sales offices in 20 communities in the Indianapolis area. Several additional communities are in the planning and development stages.

Results of Operations

For the year ended September 30, 2006, the Company reported a consolidated net loss of $3,014,141 on revenues of $109,731,946. For the year ended September 30, 2005, the Estridge Companies reported consolidated net income of $2,756,333 on revenues of $143,329,298. Prior to fiscal 2006, the Company had not incurred a loss in 20 years. The loss experienced by the Company in fiscal 2006 resulted primarily from the lower volume of homes delivered.

Homes delivered declined in fiscal 2006 compared to fiscal 2005, from 409 in 2005 to 283 in 2006. The decline in homes delivered was due to due to: i) the Company experienced a 20% decrease in homes delivered in communities operating in both fiscal 2005 and fiscal 2006. We believe that this decrease is primarily attributable to market conditions. At average margins per home, the impact from market conditions is estimated to be a decrease in contribution margin of approximately $2,280,000; ii) the second major factor affecting volume and fiscal 2006 operating results is delays in opening new communities. We believe these delays negatively impacted our contribution margins by approximately $2,100,000; and, iii) the third major factor negatively impacting volume and fiscal 2006 operating results is approximately $1,750,000 of contribution margin received from communities operating in fiscal 2005 that were closed and not intended to be replaced in fiscal 2006.

The Company's homes are offered for sale in advance of their construction, except for a program under which the Company builds a limited number of speculative homes per community to market to buyers who need a home to be available immediately (e.g., relocations.) The Company's backlog represents the number of homes for which a purchase contract has been executed and an initial deposit received. Backlog can be considered to reflect the number of in-process homes sold at a given point in time. The backlog of homes declined from 101 at September 30, 2005 to 92 at September 30, 2006. This is reflective of market conditions. Challenging market conditions in the housing industry have placed downward pressure on the Company's new home contract sales. The major factors contributing to these challenging market conditions include increasing levels of existing and new home inventory, decreasing consumer confidence as reluctant homebuyers delay their purchase decisions, and rising interest rates.

Gross Margin for fiscal 2006 was $21,249,012 or 19.4%, compared to $31,428,286 or 21.9% for 2005. The primary factor driving this decrease on a percentage basis was increased concessions and discounts incurred during fiscal 2006 in response to market conditions. These concessions and discounts primarily took the form of increased customer specifications and upgrade allowances as well as paying certain finance and closing related costs. It is the policy of the Estridge Companies not to discount base retail home prices in response to market conditions. Management believes this increases both the long-term value proposition to the purchaser of an Estridge home as well as allowing the Company to maintain pricing position for its homes in the market. Although the gross margin, on a percentage basis, could deteriorate slightly in fiscal 2007. This deterioration should reverse once market conditions improve.

Operating Expenses (including Selling and General and Administrative expenses) increased from $24,009,917 during fiscal 2005 to $25,248,550 in 2006. There were no significant changes or shifts in the composition or amounts of these expenses between the two periods. During fiscal 2007, management restructured certain areas of the Company in order to reduce operating expenses. On an annual basis, we believe these savings will amount to approximately $1,000,000. No restructuring charge is anticipated related to this effort.

Income Tax Expense for fiscal 2005 was $2,050,247 or 39.1% of income related to taxable entities before minority interest entities. For 2006, the income tax benefit on the loss from taxable entities before minority interest entities was $1,907,425 or 42%. The Estridge Companies' net deferred tax asset increased to $2,726,814 as of September 30, 2006 from $870,609 at September 30, 2005 related primarily to net operating losses. Statement of Financial Accounting Standards 109, "Accounting for Income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if the Company had federal tax operating loss. Based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is necessary to reduce the deferred tax assets.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a more-likely than not recognition threshold as well as a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management has determined that no valuation allowance is necessary to reduce the deferred tax asset. See notes A and J of Notes to Consolidated Financial Statements for additional disclosure and discussion regarding income taxes.

Inflation. Our business is significantly affected by general economic conditions of the Indianapolis metropolitan area and, particularly, by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them.

In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. As we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date construction is started on a home through the delivery date. However, in certain situations, unanticipated costs may occur between the time of start and the delivery date,

Consolidation of Variable Interest Entities. In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 ("FIN 46-R") in December 2003 which modifies and clarifies various aspects of the original interpretations. Variable interest entities are entities controlled by another entity through means other than voting rights. We have fully implemented Fin 46-R in the presentation of the accompanying financial statements. See note S in Notes to Consolidated Financial Statements for additional disclosure and discussion regarding the implementation of FIN 46-R.

Critical Accounting Policies

The preparation of the Company's Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, impairment of real estate assets, capitalization of costs, environmental liability exposure, miscellaneous litigation reserves, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

Estimates. Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and are based on historical experience and trends. Should actual warranty experience change, revisions to the estimated warranty liability would be required.

Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each subdivision and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or the total number of lots developed changes, significant variances may be encountered.

Revenue Recognition. Revenues for the Estridge Group and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66 (SFAS 66). Revenues are recognized when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property.

Revenues for Paul E. Estridge Corp. are recognized in accordance with SFAS 66: (a) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property, or (b) under the percentage of completion method based on the costs incurred relative to total estimated costs where Paul E. Estridge Corp. is a general contractor.

Estridge Development Company, BCE I, BCE II, and BCE III recognize revenues upon the sale of completed lots. All revenues are from companies included in The Estridge Group's consolidated financial statements. Accordingly, all of these revenues have been eliminated in consolidation. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Capitalization of Costs. Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Capitalized interest is included as a component of construction in process and lot inventory and land development costs on the Company's consolidated balance sheets.

Lot Inventory, Land Development Costs and Construction in Progress. The Companies use the specific identification method for the purpose of accumulating costs associated with home construction. Lot inventories and land development costs are recorded at cost, unless they are determined to be impaired, in which case the impaired assets are written down to fair value less cost to sell in accordance with Statement of Financial Accounting Standards ("SFAS") No.

144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). In addition to the costs of direct land acquisition, land development and related costs (both incurred and estimated to be incurred) and home construction costs, inventories include capitalized interest, real estate taxes and certain indirect costs incurred during land development and home construction. Such costs are charged to cost of sales simultaneous with revenue recognition. Land Development Costs are allocated to individual lots on a pro-rata basis. Home construction costs are also recorded at cost and are included in construction in process. When a home is closed, all incurred costs necessary to complete the home may have not been paid. As homes close, home construction budgets and contracts are compared to actual recorded costs to date to estimate the additional costs to be paid to subcontractors related to the home. A liability is recorded and a corresponding charge to cost of sales is recognized for the amount estimated to be ultimately paid related to that home. The accuracy of this estimate is monitored by comparing actual costs incurred in subsequent months to the estimate. Although actual costs to complete in the future could differ from the estimate, this method has historically produced consistently accurate estimates of actual costs to complete closed homes.

Consolidated Land Inventory Not Owned. In order to ensure the future availability of land for homebuilding, the Companies enter into option purchase agreements (agreements) for undeveloped land and developed lots with unaffiliated third parties and variable interest entities described in Note A under Nature of Operations. Under these agreements, the Companies pay stated deposits or provide letters of credit in consideration for the right to purchase land at a future time at predetermined prices. These options generally do not contain performance requirements from the Companies nor obligate the Companies to purchase the land. Deposits related to these agreements are included in the consolidated balance sheet in other assets. To the extent the Companies do not exercise the option to purchase such land, the amount of the land option deposit, any letters of credit, as well as development costs incurred to date, generally represent the Companies maximum exposure to loss.

Consolidation of Variable Interest Entities. In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"). The FASB issued a revised FIN 46 ("FIN 46-R") in December 2003 which modifies and clarifies various aspects of the original interpretations. Variable interest entities are entities controlled by another entity through means other than voting rights. FIN 46-R provides guidance on determining whether and how a business enterprise should consolidate a variable interest entity. FIN 46-R requires significant use of judgment and estimates in determining its application.

Environmental Liability Exposure. Development and sale of real property creates a potential for environmental liability on the Company's part as owner and developer, for its own acts as well as the acts of prior owners of the subject property or owners or past owners of adjacent parcels. If hazardous substances are discovered on or emanating from any of its properties, the Company and prior owners may be held liable for costs and liabilities relating to those hazardous substances. The Company generally undertakes environmental studies in connection with its property acquisitions. In the event the Company incurs environmental remediation costs, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense, and the pursuit of responsible third parties, if these costs are incurred in connection with properties the Company previously sold, then they are expensed. The Company capitalizes costs relating to land under development and undeveloped land as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold. Should a previously undetected, substantial environmental hazard be found on the Company's properties, significant liquidity could be consumed by the resulting clean up requirements and a material expense may be recorded. Further, governmental regulation on environmental matters affecting residential development could impose substantial additional expense on the Company, which could adversely affect its results of operations or the value of properties owned under contract, or purchased by the Company.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes. Adjustments may be required by a change in assessment of deferred tax assets and liabilities, changes due to audit adjustments by Federal and State tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, the adjustments would be included within the tax provision in the statement of operations and/or balance sheet. These adjustments could materially impact our financial position and results of operations and liquidity.

Liquidity and Capital Resources

Our financing needs depend on sales volume, asset turnover, land acquisition, inventory balances and growth targets. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our land development and homebuilding activities. A detailed summary of the Company's indebtedness as of fiscal years ending September 30, 2005 and 2006 is set forth in Note D on pages F-14 through F-20 of this Offering Circular. During fiscal 2007, we currently intend to purchase additional land, funded by secured borrowings. We continue to purchase some lots from outside developers under agreements.

On an ongoing basis, the Company requires capital to purchase and develop land, to construct units, to fund related carrying costs and overhead and to fund various advertising and marketing programs to facilitate sales. These expenditures include site preparation, roads, water and sewer lines, impact fees and earthwork, as well as the construction costs of the homes and amenities. The Company's sources of capital include funds derived from operations, various bank borrowings, most of which are secured, and limited liability partnerships.

The Company obtains its land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans range from prime to prime plus 1%. These loans are scheduled to mature at various times through June 2008. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Company's current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Company draws down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to 100% of the construction loan attributable to that home. Annual interest rates on these credit facilities range from LIBOR plus 300 basis points to prime plus 1% and are scheduled to mature in increments from time to time between April 2007 and February 2009. The loan agreements contain customary representations and covenants, including loan to value limitations, limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time.

The Company has no planned extraordinary capital expenditures or future material funding requirements outside the normal course of business. Consistent with the historical results of the company, current obligations will be funded through ongoing operations, including proceeds from future home closings and borrowings under its available credit facilities. The Company believes that funds generated from these sources will provide sufficient capital for the Company to meet its existing operating needs.

On November 14, 2006, the Company was notified by a financial institution of a covenant default for advances on certain homes built pursuant to purchase contracts and speculatively built homes. The default has since been cured.

Cash Flow Statement. Net cash used in operating activities for the year ended September 30, 2006 was $28,230,974, compared to net cash used in operating activities for the year ended September 30, 2005 of $14,630,708. This increase was primarily attributable to the swing in profitability ($7.278 million), the change in construction in process ($3.902 million), and the change in the deferred tax asset ($3.656 million.) Construction in process increased due to the homes in backlog and speculative homes at September 30, 2006 being generally more complete on a percentage of cost basis than were the homes in backlog and speculative homes at September 30, 2005. Net cash used in investing activities for the year ended September 30, 2006 was $2,974,180, compared to $2,006,114 for the year ended September 30, 2005. This decrease was evenly attributable to the purchase of property and equipment and payments for start-up and pre-development costs. Net cash provided by financing activities for the year ended September 30, 2006 was $29,506,928, compared to $17,690,743 for the year ended September 30, 2005. The increase in net cash provided by financing activities in the current year is primarily attributable to capital contributions in minority equity in variable interest entities during the year ended September 30, 2006.

Lot Positions

As of September 30, 2006, the Company owned or controlled approximately 1,132 building lots with an aggregate purchase price of approximately $86,758,000. Included in the aforementioned lots are 695 lots which are controlled through variable interest entities with a purchase price of approximately $51,675,000. As of September 30, 2006, the Company also owned approximately 640 acres of undeveloped land with an aggregate purchase price of approximately $25,952,000. This land is expected to yield approximately 1,351 building lots. A variable interest entity also owns approximately 120 acres with a purchase price of $3,700,000 and is expected to yield approximately 240 building lots.

Undeveloped Land Acquisitions. Generally, the Company structures its land acquisitions so that it has the right to cancel its agreements to purchase undeveloped land by forfeiture of its deposit under the agreement. As of September 30, 2006, all of the Company's agreements to purchase undeveloped land were structured in this manner. At September 30, 2006, overall undeveloped parcels of land under contract had an aggregate purchase price of approximately $6,225,000 and were expected to yield approximately 375 building lots.

RECENT EVENTS

Loan Covenants. The Company received a letter from National City Bank dated November 14, 2006, which indicated that as of October 17, 2006, the Company was not in compliance with the terms of certain covenants in its borrowing documents. Specifically, the letter stated that the Company was in violation of a covenant limiting the length of time that its homes could remain financed and unsold, in that three of the Company's homes exceeded the allowed repayment period. Additionally, the Company was informed that it exceeded the limitations related to the aggregate financing from all sources for speculative housing.

Following receipt of the letter, the Company refinanced the three houses identified in the letter with another bank. On February 9, 2007, National City Bank waived the non-compliance identified in its November 14, 2006 letter to the Company. In connection with this waiver, National City Bank limited the amount of borrowings by the Company with National City Bank to $5,000,000 and extended until June 30, 2007, the maturity of the borrowings with National City Bank.

DESCRIPTION OF PROPERTY

Facilities. We currently lease approximately 21,000 square feet of office space for our headquarters in Carmel, Indiana, pursuant to a lease with Clay Terrace Partners, LLC, an unrelated party, for an aggregate annual rent of approximately $400,000. The term of this lease ends on November 30, 2015, subject to certain extensions.

We entered into a lease with Clay Terrace Partners, LLC, an unrelated third party, for the HomExperience, our design studio. The HomExperience is a retail facility which contains approximately 7,400 square feet. The term of this lease ends on May 31, 2015, subject to certain extensions.

Though the facilities used for our headquarters and for the design studio are fully utilized, management believes that these facilities are suitable and adequate for the conduct of our business for the foreseeable future.

MANAGEMENT

Executive Officers and Managers

Our business and affairs are ultimately directed by Paul E. Estridge, Jr. who is the sole shareholder and the sole director of the Development Company and the Custom Company. Additionally, he is the sole director and owns 95% of the capital stock of the Company.

The Estridge Group, Inc.

Board of Directors –	Paul E. Estridge, Jr. is the sole director of the Company (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of the Company (since 1983)
	Michael Keller is the Treasurer and Secretary of the Company (since 1989)

Estridge Development Company, Inc.
(the "Development Company")

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Estridge Development Company, Inc. (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of Estridge Development Company, Inc. (since 1983) Michael Keller is the Treasurer and Secretary of Estridge Development Company, Inc. (since 1989)

Paul E. Estridge Corp.
(the "Custom Company")

Board of Directors –	Paul E. Estridge, Jr. is the sole director of Paul E. Estridge Corp. (since 1983)
Officers –	Paul E. Estridge, Jr. is the President of Paul E. Estridge Corp.(since 1983) Michael Keller is the Treasurer and Secretary of Paul E. Estridge Corp. (since 1989)

The following is a list of the Senior Management Team of the Estridge Companies:

Paul E. Estridge, Jr., age 49 – President and Chief Servant (since 1983)
Mr. Estridge founded the Company in 1983, the Development Company in 1989, First Mile Technologies in 1999, Lockerbie Townhomes in 2000, FirstSource Capital in 2001, and Ameritage Homes in 2004. He purchased the Custom Company from his father in 1992. He is active in the Young President's Organization, Grace Community Church, and many charitable and civic organizations. He is a graduate of the University of Evansville with a degree in Business Administration – Real Estate. Mr. Estridge is the brother-in-law of Gary McNutt.

Michael Keller, age 45 – Managing Partner and General Manager (since 1989)
Mr. Keller has been with the Estridge Companies for 17 years, previously serving in the positions of Controller and CFO of the Company. He is a graduate of the University of Evansville with a degree in business administration.

Randy McNutt, age 48 – Executive VP Sales (since 1985)
Mr. McNutt is responsible for sales management. He has been with the Estridge Companies for 21 years, previously serving in the roles of sales consultant, sales manager, marketing, and general management of the Company. He has a business degree from Indiana University. Mr. McNutt is the brother of Gary McNutt.

Paul Hayes, age 44 – VP Finance and Controller (since 1997)
Mr. Hayes is responsible for corporate finance, as well as all accounting functions of the Company. He holds an accounting degree from Ball State University and is a CPA. He has been with the Estridge Companies for nine years. Prior to joining the Estridge Companies, Mr. Hayes was financial reporting controller for Simon Property Group.

Todd Fenoglio, age 43 – VP Product Development and Internal Production (since 2005)
Mr. Fenoglio is responsible for product development, internal production, and architectural services. He has a degree in architecture from Ball State University and is a registered architect and member of AIA. Todd has been with the Estridge Companies for five years. He also served as President of Precedent Homes in Indianapolis.

Gary McNutt, age 49 – Executive VP Paul E. Estridge Corp. (since 1983)
Mr. McNutt has been employed by the Estridge Companies for 22 years. He is responsible for the sales and marketing of Paul E. Estridge Corp. Gary graduated from Indiana University with a degree in business. Mr. McNutt is the brother-in law of Paul E. Estridge and the brother of Randy McNutt.

Brad Love, age 47 – Executive VP Paul E. Estridge Corp. (since 1987)
Mr. Love is responsible for the external and internal operations of the Estridge Companies. He has been with the Estridge Companies for 18 years, also serving in management of internal production for the Company. Brad holds a degree in civil engineering from the University of Evansville.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Estridge Companies for services rendered during the fiscal year ended September 30, 2006 to the three most highly compensated executive officers of the Estridge Companies. The Estridge Companies are not a party to an employment agreement with any of the executive officers of the Estridge Companies.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
Paul E. Estridge, Jr. President and Chief Servant	2006	$600,000
Gary McNutt Executive Vice President, Paul E. Estridge Corp.	2006	$241,194
Brad Love Executive Vice President, Paul E. Estridge Corp.	2006	$236,194

Description of Companies and Security Ownership of Management and Certain Securityholders

The Estridge Group, Inc.

The Estridge Group, Inc. (also referred to herein as the "Company") is an Indiana corporation engaged in the business of constructing single family homes.

The following table sets forth the names and addresses of each of the shareholders of the Company and their respective ownership interests:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 15747 Oak Road Carmel, Indiana 46033	1,512,014	95%

Common Stock	Michael J. Keller **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 1531 Redwood Drive Carmel, Indiana 46032	15,501	1%
Common Stock	Randy McNutt **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 3093 West 166th Street Westfield, Indiana 46074	15,501	1%
Common Stock	Gary McNutt **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 856 Wedgewood Lane Carmel, Indiana 46033	15,501	1%
Common Stock	Brad Love **Business** 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032 **Residence** 15925 Oak Park Court Westfield, Indiana 46074	15,501	1%
Common Stock	Charlie Scott **Residence** 12040 Durbin Drive Carmel, Indiana 46032	15,501	1%
Common Stock	Officers and Directors as a Group	1,589,519	100%

There are no outstanding options, warrants or rights to purchase capital stock of the Company.

The Company has the following wholly-owned subsidiaries: Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC. The officers and directors of the Company serve in the same capacities as the officers and directors of Ameritage Homes, LLC, First Mile Services, LLC, and Estridge Design Services, LLC.

Estridge Development Company, Inc.

Estridge Development Company, Inc. (also referred to herein as the "Development Company") is an Indiana corporation engaged in the business of land acquisition and the development of residential communities in which the Company will be the home builder.

The following table sets forth the name and address of the sole shareholder of Estridge Development Company, Inc. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Estridge Development Company, Inc.

Paul E. Estridge Corp.

Paul E. Estridge Corp. (also referred to herein as the "Custom Company") is an Indiana corporation engaged in the business of building custom homes generally outside of communities developed by the Development Company.

The following table sets forth the name and address of the sole shareholder of Paul E. Estridge Corp. and his ownership interest:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Paul E. Estridge, Jr. 14300 Clay Terrace Boulevard, Suite 200 Carmel, Indiana 46032	100	100%

There are no outstanding options, warrants or rights to purchase capital stock of Paul E. Estridge Corp.

The following is a summary of the ownership, management and description of the remaining Estridge Companies:

BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC, BCE Associates IV, LLC

These Indiana limited liability companies are each managed by their manager, the Development Company. The Development Company and third-party equity investors are the only members of these companies. The purpose of these companies is to provide development financing for specific residential developments in which the Company is the exclusive builder. These companies own and develop the real estate and sell finished lots to the Company pursuant to lot sales agreements. Each development is financed through a loan from a financial institution which is guaranteed by the Company, the Guarantors and Mr. Estridge. The Development Company expects no distributions or returns from the limited liability companies. The limited liability companies and the lot sales agreements are structured so that the third-party equity investors are paid a fixed priority return of 19.5% per annum with no cash flow remaining for the Development Company. The Company through the lot sales agreements and the Development Company through the operating agreement are obligated to provide the funds necessary for the equity investors to receive the priority return. Further, Mr. Estridge has guaranteed substantially all of the priority return. During the first quarter of fiscal 2007, the Development Company and a third-party equity investor established BCE Associates IV, LLC to finance the acquisition of real estate to be held for development. The Development Company is the manager of BCE Associates IV, LLC. The third-party equity investor will receive a fixed priority return of 19.5% per annum from BCE Associates IV, LLC with no cash flow remaining for the Development Company.

Estridge Investment Co., LLP

Estridge Investment Co., LLP is an Indiana limited liability company engaged in the business of holding a single parcel of commercial real estate. This real estate housed the former headquarters of the Estridge Companies which are now being subleased to third-parties.

This company is currently owned 50% by Paul E. Estridge, Sr. and 50% by Paul E. Estridge, Jr. The Company currently leases its former headquarters from Estridge Investment Co., LLP and guarantees the borrowing of Estridge Investments.

FirstSource Capital, LLC

FirstSource Capital, LLC is an Indiana limited liability company engaged in the business of providing mortgage brokerage services to the customers of the Company.

This company is owned and managed by Paul E. Estridge, Jr.

Subsidiaries of The Estridge Group, Inc.

The subsidiaries of the Company are their related business are provided below.

Ameritage Homes, LLC

Ameritage Homes, LLC is an Indiana limited liability company engaged in the business of single family home construction in the low to mid $200,000s which is a lower price point from the homes built by the Company. Ameritage Homes, LLC is wholly-owned by the Company and managed by the officers of the Company.

Estridge Design Services, LLC

Estridge Design Services, LLC is an Indiana limited liability company engaged in the business of operating a design studio for our customers and related retail operation. Estridge Design Services, LLC is wholly-owned by the Company and managed by the officers of the Company.

First Mile Services, LLC

First Mile Services, LLC is an Indiana limited liability company engaged in providing phone, internet, cable television and security monitoring services to a limited number of the communities developed by us. First Mile Services, LLC is wholly-owned by the Company and operates its business through its subsidiaries: First Mile Entertainment, LLC, First Mile Capital,

LLC, and First Mile Investments, LLC. The First Mile entities are managed by the officers of the Company.

CERTAIN TRANSACTIONS

Affiliate Transactions

It has been the policy of the Company and the Guarantors that any transaction between the Company or the Guarantors and an officer, director or affiliate, including any future loans between the Company or the Guarantors and an officer, director or affiliate, be on terms no less favorable to the Estridge Companies than could be obtained from an unaffiliated third party. Future loans to officers, directors and shareholders who hold greater than 5% of the outstanding stock of the Company will be for bona fide business purposes and will be approved by a majority of the directors including a majority of the disinterested members of the Board of Directors of the Company. Because Paul E. Estridge is currently the sole director of the Company, the Company will not be able to enter into a loan with him unless an additional director is added.

Paul E. Estridge Corp. has various notes payable to related parties accruing interest at rates from prime to prime plus 1% that expired in December 1996. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 for both years ended September 30, 2006 and 2005.

Estridge Development Company, Inc. has a note payable to Estridge Development Company's stockholder at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 and $0 at September 30, 2006 and 2005, respectively.

DESCRIPTION OF THE SUBORDINATED NOTES

The Notes will be issued under an indenture (the "Indenture") dated __________, 2007, between the Company and MainSource Bank, as Trustee, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of the material provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference. Article or section references in parentheses indicate the particular locations in the Indenture in which additional or more specific information can be found.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000. The interest rates and maturity dates are as follows:

2007 Subordinated Notes Due 2010 - interest rate of 10.5% per annum and a maturity date of _________, 2010

2007 Subordinated Notes Due 2012 - interest rate of 11% per annum and a maturity date of __________, 2012

2007 Subordinated Notes Due 2015 - interest rate of 11.5% per annum and a maturity date of __________, 2015

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2007 (for the period from the date of issuance through June 30, 2007) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into common stock or other securities of the Company or any of the Guarantors.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Carmel, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes and Guarantees

The Notes and Guarantees represent unsecured general obligations of the Company and the Guarantors. The Notes and Guarantees are subordinated in right of payment to all Senior Indebtedness, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company or the Guarantors for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, (iii) indebtedness of the Company to any of its subsidiaries or affiliates (or from one subsidiary or affiliate to another), or (iv) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company or the Guarantors may incur or have outstanding at any given time. (Article 6)

Guarantees of the Notes

The Notes will be guaranteed by the Guarantors (the "Guarantees"). The Guarantees will be unsecured obligations of the Guarantors and will be subordinated in right of payment to all existing and future Senior Indebtedness. Except for the Guarantors, no other of the Estridge Companies will guarantee the Notes.

Under the Guaranty Agreements the Guarantors irrevocably and unconditionally guarantee to each Noteholder the due and punctual payment in full of (i) the principal and interest on, and any other amounts due under, the Notes when and as the same shall become due and payable and (ii) any other sums which may become due under the terms and provisions of the Offering Circular, the Indenture or the Notes. Further, the Guarantors agree to pay and to indemnify and save each Noteholder harmless from and against any damage, loss, cost or expense which such Noteholder may incur or be subject to as a consequence, direct or indirect, of (i) any breach by the Guarantors or the Issuer of any warranty, covenant, term or condition in, or the occurrence of any default under the Guaranty Agreements, the Indenture or the Notes, and (ii) any legal action commenced to challenge the validity or enforceability of the Guaranty Agreements, the Indenture or the Notes.

Paul E. Estridge, Jr. has entered into a Reimbursement Agreement with each of the Guarantors of the Notes. Under the terms of the Reimbursement Agreement, Paul E. Estridge, Jr. has agreed to reimburse the Guarantors for all losses, claims, damages, penalties, liabilities, judgments, costs and expenses which the Guarantors may incur arising out of or relating to the Guaranty Agreements and which the Guarantor is unable or unwilling to satisfy for any reason. In the event that the Guarantors are unable to satisfy their obligations under the Guaranty Agreements, Paul E. Estridge, Jr. shall assume and satisfy such obligations as if he were primarily liable for such obligations under the Guaranty Agreements.

Redemption at the Estridge Companies' Option

The Notes will not be redeemable prior to January 1, 2008. Thereafter, the Notes will be redeemable at the Estridge Companies' option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes in the aggregate from the noteholders under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture.

The Trustee shall keep and maintain adequate records pertaining to the Reserve Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Shareholders' Equity. If the total consolidated shareholders' equity ("Equity") of the Estridge Companies is less than $20.0 million for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then drops to less than $13.0 million for four (4) consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent (10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $13.0 million.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Other than with respect to shareholders' equity as described above, the Indenture does not contain any provisions requiring the maintenance of any financial ratios.

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its common stock or to its shareholders (other than distributions to shareholders to the extent necessary to pay the shareholders' respective income tax liabilities associated with the Company and distributions payable in additional shares of common stock), or purchase, redeem or otherwise acquire or retire for value any shares of common stock of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, a Default or an Event of Default under the Indenture shall have occurred and be continuing.

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Placement Agent audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Placement Agent. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Directors to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving Company is a U.S. entity, (ii) the surviving Company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Estridge Companies' obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

PLAN OF DISTRIBUTION

Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202 (the "Placement Agent"), has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Placement Agent has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other placement agents or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to

5.0% of the aggregate principal amount of the Notes sold by such co-agents. No placement agent intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with MainSource Bank, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will pay the Placement Agent a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Placement Agent for certain accountable out-of-pocket expenses incurred by the Placement Agent in connection with this offering up to a maximum of $100,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Placement Agent and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

LEGAL MATTERS

Certain legal matters relating to the Notes being offered hereby are being passed upon for the Company and for the Placement Agent by Krieg DeVault LLP, Indianapolis, Indiana. Krieg DeVault LLP also generally provides legal services to MainSource Bank which will serve as both Trustee and Escrow Agent, but is not doing so in connection with this Offering. Krieg DeVault LLP also provides legal services to Indiana Securities, LLC.

FINANCIAL STATEMENTS

The consolidated financial statements of the Company as of September 30, 2006, and 2005 and for each of the two years ended September 30, 2006 and 2005, included in this Offering Circular are unaudited. Such financial statements were, in the view of the Company, prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

ADDITIONAL INFORMATION

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 100 F Street, NE, Washington, D.C. 20549.

GLOSSARY OF TERMS

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Estridge Companies' earnings that are derived from our normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means shares of common stock or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, shares of common stock or similar securities.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability Company, partnership, association, joint-stock Company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Estridge Companies or any placement agent. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful.

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

The Estridge Group, Inc.
Consolidated Financial Statements
For the Years Ended September 30, 2006 and 2005
(Unaudited)

Table of Contents

Financial Statements

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
ASSETS		
Cash and cash equivalents	$ 803,871	$ 2,502,097
Accounts receivable, net	552,821	739,881
Related party receivables	515,202	27,121
Costs and estimated earnings in excess of billings	1,790,099	3,449,866
Lot inventory and land development costs	89,522,613	66,191,343
Construction in process	25,416,939	19,401,791
Consolidated land inventory not owned	50,423,360	44,814,809
Property and Equipment		
Land	356,000	356,000
Building	1,128,921	1,096,211
Leasehold improvements	1,981,972	653,414
Office furniture, fixtures and equipment	2,707,878	2,342,884
Model home furniture, fixtures and equipment	4,073,589	4,263,179
Motor vehicles	239,293	275,118
Telecommunications equipment	5,305,117	4,642,651
Construction in progress	-	810,457
Accumulated depreciation	(6,766,107)	(7,625,899)
Total Property and Equipment, net	9,026,663	6,814,015
Deferred tax assets	2,726,814	870,609
Other assets	1,186,715	1,669,594
Total Assets	$ 181,965,097	$ 146,481,126

See accompanying notes

The Estridge Group, Inc.
Consolidated Balance Sheets
September 30, 2006 and 2005
(Unaudited)

	2006	2005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Notes payable	$ 85,298,428	$ 65,974,665
Capital lease obligations	957,712	129,364
Obligations related to consolidated land inventory not owned	49,728,360	44,124,809
Notes payable to related parties	785,865	785,865
Note payable to stockholder	1,100,000	-
Accounts payable	5,298,235	5,783,586
Due to stockholder	175,000	375,000
Estimated completion costs	1,069,800	1,167,061
Billings in excess of costs and estimated earnings	881,391	1,105,154
Customer deposits	648,496	486,651
Estimated warranty costs	1,566,560	1,723,595
Other liabilities	8,401,317	6,252,728
Total Liabilities	155,911,164	127,908,478
Common stock	1,000	1,000
Additional paid-in capital	9,550,100	9,550,100
Retained earnings	3,754,379	6,768,521
Minority equity in variable interest entities	12,748,454	2,253,027
Total Stockholders' Equity	26,053,933	18,572,648
Total Liabilities and Stockholders' Equity	$ 181,965,097	$ 146,481,126

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Operations
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
Net revenues	109,731,946	143,329,298
Cost of revenues	88,482,934	111,901,012
Gross profit	21,249,012	31,428,286
Operating expenses	25,248,550	24,009,917
Income (loss) from operations	(3,999,538)	7,418,369
Other income (expense)	71,436	(108,821)
Net Income (loss) before taxes and minority interest in variable interest entities	(3,928,102)	7,309,548
Income tax expense (benefit)	(1,907,425)	2,050,247
Net Income (loss) before minority interest in variable interest entities	(2,020,677)	5,259,301
Minority interest in variable interest entities	993,464	2,502,968
Net Income (Loss)	(3,014,141)	2,756,333

See accompanying notes

The Estridge Group. Inc.
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity Before Minority Equity in Variable Interest Entities	Minority Equity in Variable Interest Entities	Total Stockholders' Equity
Balances as of September 30, 2004	1,100,320	1,000	-	14,405,897	14,406,897	1,692,913	16,099,810
Equity Contributions	491,274	-	9,550,100	-	9,550,100	-	9,550,100
Equity Distributions	-	-	-	(10,393,709)	(10,393,709)	(1,942,854)	(12,336,563)
Net Income (Loss)	-	-	-	2,756,333	2,756,333	2,502,968	5,259,301
Balances as of September 30, 2005	1,591,594	1,000	9,550,100	6,768,521	16,319,621	2,253,027	18,572,648
Equity Contributions	-	-	-	-	-	11,100,000	11,100,000
Equity Distributions	-	-	-	-	-	(1,598,037)	(1,598,037)
Net Income (Loss)	-	-	-	(3,014,142)	(3,014,142)	993,464	(2,020,678)
Balances as of September 30, 2006	1,591,594	1,000	9,550,100	3,754,379	13,305,479	12,748,454	26,053,933

See accompanying notes

The Estridge Group, Inc.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2006 and 2005
(Unaudited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,014,141)	$ 2,756,333
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Net income attributable to minority equity in variable interests	993,464	2,502,968
Depreciation expense	1,659,204	1,632,592
Deferred income taxes	(1,856,205)	1,800,349
Changes in certain assets and liabilities:		
Accounts receivable and related party receivables	(201,021)	(598,476)
Costs and estimated earnings in excess of billings	1,659,767	(1,784,305)
Lot inventory and land development costs	(23,131,288)	(23,163,907)
Construction in process	(6,015,105)	(2,112,981)
Other assets	327,327	851,302
Accounts payable	(485,351)	(246,790)
Estimated completion costs	(97,261)	214,185
Billings in excess of costs and estimated earnings	(223,763)	576,187
Other liabilities	2,153,399	2,941,835
Net cash used in operating activities	(28,230,974)	(14,630,708)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(2,974,180)	(2,006,114)
Net cash used in investing activities	(2,974,180)	(2,006,114)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on short-term notes payable	7,870,636	12,253,504
Proceeds from long term notes payable	27,620,033	19,864,146
Principal payments on long term notes payable	(16,166,906)	(11,923,549)
Principal payments on capital lease obligations	(218,797)	(91,895)
Distributions paid	-	(10,393,709)
Capital contributions	-	9,550,100
Stockholder advance	900,000	375,000
Distributions paid in minority equity in variable interests	(1,598,038)	(1,942,854)
Capital contributions in minority equity in variable interests	11,100,000	-
Net cash provided by financing activities	29,506,928	17,690,743
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,698,226)	1,053,921
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,502,097	1,448,176
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 803,871	$ 2,502,097
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest paid	$ 7,917,933	$ 4,687,853
Income taxes paid	$ -	$ 137,458

See accompanying notes

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

The Estridge Group, Inc. (TEG), was incorporated under the laws of the State of Indiana in July 1983. TEG, its subsidiaries and consolidated variable interest entities, collectively (the Companies) are primarily engaged in the homebuilding industry in Indianapolis, Indiana and surrounding communities. TEG, Ameritage Homes, LLC (Ameritage), a wholly owned subsidiary of TEG and Paul E. Estridge Corp. (PEEC), a consolidated variable interest entity all build residential homes in Central Indiana. First Mile Services and its wholly owned subsidiaries, First Mile Entertainment, LLC, First Mile Capital, LLC and First Mile Investments, LLC (First Mile), collectively an additional wholly-owned subsidiary of TEG, telecommunication services, including cable television, internet, and phone service to certain homeowners in the same geographical region as TEG. Estridge Design Services, LLC (EDS), a third wholly-owned subsidiary of TEG, is a retail store and design studio serving TEG, Ameritage and PEEC customers. In addition to PEEC, the following entities are related parties of TEG and are included in the consolidated financial statements of the Companies in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" (FIN 46): BCE Associates I, LLC (BCE I), BCE Associates II, LLC (BCE II), BCE Associates III, LLC (BCE III), and Estridge Development Company (EDC) acquire and develop land specifically for use by TEG, Ameritage and PEEC; Estridge Investments, LLP (EIP) owns an office building in Carmel, Indiana and rents space to unrelated tenants. Firstsource Capital, LLC (FSC), provides mortgage and lending services specifically for customers of TEG, Ameritage and PEEC. See note S for additional information regarding consolidation of PEEC, EDC, BCE I, BCE II, BCE III, EIP, and FSC in accordance with FIN 46.

Consolidation

The accompanying consolidated financial statements include the accounts of TEG and its wholly owned subsidiaries Ameritage and First Mile; and its variable interest entities, BCE I, BCE II, BCE III, EDC, PEEC, EIP, and FSC (the Companies). All significant intercompany transactions have been eliminated in consolidation. Certain entities above have been consolidated due to implementation of FIN 46 as further described in Note S.

Entity

These consolidated financial statements contain only the assets, liabilities, revenues, and expenses specifically related to the business activities of the Companies. They do not include the personal assets, liabilities, revenues, or expenses of the stockholders or partners.

Revenue and Cost Recognition

Revenues for TEG and Ameritage are recognized in accordance with Statement of Financial Accounting Standard 66, "Accounting for Sales of Real Estate" (SFAS 66). Revenues are recognized when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property. Cash received from buyers pursuant to sales contracts is included in the consolidated balance sheets under "Customer deposits".

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Revenue and Cost Recognition (Continued)

Revenues for PEEC are recognized in accordance with SFAS 66: (a) when a formal closing has occurred, the buyer has made the required minimum down payment, the buyer has obtained necessary financing, the risks and rewards of ownership are transferred to the buyer, and the Companies have no continuing involvement with the property, or (b) under the percentage of completion method based on the costs incurred relative to total estimated costs where PEEC is acting as general contractor.

EDC, BCE I, BCE II, and BCE III recognize revenues upon the sale of completed lots. All revenues are from companies included in TEG's consolidated financial statements. Accordingly, all of these revenues have been eliminated in consolidation. Completed lots generally include site acquisitions, surveys, land development and other items necessary prior to commencement of residential building.

Lot Inventory, Land Development Costs and Construction in Progress

The Companies use the specific identification method for the purpose of accumulating costs associated with home construction. Lot inventories and land development costs are recorded at cost, unless they are determined to be impaired, in which case the impaired assets are written down to fair value less cost to sell in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). In addition to the costs of direct land acquisition, land development and related costs (both incurred and estimated to be incurred) and home construction costs, inventories include capitalized interest, real estate taxes and certain indirect costs incurred during land development and home construction. Such costs are charged to cost of sales simultaneous with revenue recognition. Land Development Costs are allocated to individual lots on a pro-rata basis. Home construction costs are also recorded at cost and are included in construction in process. When a home is closed, all incurred costs necessary to complete the home may have not been paid. As homes close, home construction budgets and contracts are compared to actual recorded costs to date to estimate the additional costs to be paid to subcontractors related to the home. A liability is recorded and a corresponding charge to cost of sales is recognized for the amount estimated to be ultimately paid related to that home. The accuracy of this estimate is monitored by comparing actual costs incurred in subsequent months to the estimate. Although actual costs to complete in the future could differ from the estimate, this method has historically produced consistently accurate estimates of actual costs to complete closed homes.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Lot Inventory, Land Development Costs and Construction in Progress (Continued):

Lot inventory and construction in process include 92 and 101 properties subject to sales contracts at September 30, 2006 and 2005, respectively. Amounts related to these properties subject to these sales contracts are as follows:

	September 30, 2006	September 30, 2005
Lot inventory	$ 4,397,793	$ 3,827,364
Construction in process	6,627,576	5,461,654
Totat Subject to Sales Contracts	$ 11,025,369	$ 9,289,018

Consolidated Land Inventory Not Owned

In order to ensure the future availability of land for homebuilding, the Companies enter into option purchase agreements (agreements) for undeveloped land and developed lots with unaffiliated third parties and variable interest entities. Under these agreements, the Companies pay stated deposits or provide letters of credit in consideration for the right to purchase land at a future time at predetermined prices. These options generally do not contain performance requirements from the Companies nor obligate the Companies to purchase the land. Deposits related to these agreements are included in the consolidated balance sheet in other assets. To the extent the Companies do not exercise the option to purchase such land, the amount of the land option deposit, any letters of credit, as well as development costs incurred to date, generally represent the Companies maximum exposure to loss.

The Companies have evaluated those entities with which the Companies enter into land option agreements in accordance with the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46). The provisions of FIN 46 require the Companies to consolidate the financial results of a variable interest entity if the Companies are the primary beneficiary of the variable interest entity. Variable interest entities are entities in which (1) equity investors do not have a controlling financial interest and/or (2) the entity is unable to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the owner or investor that absorbs a majority of the variable interest entity's expected losses and/or receives a majority of the variable interest entity's expected residual returns.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Consolidated Land Inventory Not Owned (Continued)

The Companies determine if it is the primary beneficiary of variable interest entities based upon analysis of the variability of the expected gains and losses of the variable interest entity. Expected gains and losses of the variable interest entity are highly dependent on management's estimates of the variability and probabilities of future land prices, the probabilities of expected cash flows, and the entitlement risks related to the underlying land, among other factors. Based on this evaluation, if the Companies are the primary beneficiary of those entities with which the Companies have entered into land option agreements, the variable interest entity is consolidated. For purposes of consolidation, to the extent financial statements are available, the Companies consolidate the assets and liabilities of the variable interest entity. If financial statements for the variable interest entity are not available, the Companies record the remaining purchase price of land in the Consolidated Balance Sheets under the caption, "Consolidated land inventory not owned", with a corresponding liability in "Obligations related to consolidated land inventory not owned".

Under agreements without specific performance obligations, the Companies' liability is generally limited to forfeiture of the non-refundable deposits, letters of credit and other non-refundable amounts incurred, which aggregated approximately $1,250,000 and $1,545,000 at September 30, 2006 and 2005, respectively. This amount includes non-refundable letters of credit of approximately $555,000 and $555,000 at September 30, 2006 and 2005, respectively. The total remaining purchase price, net of cash deposits, committed under all agreements was $101,403,324 and $95,026,845 at September 30, 2006 and 2005, respectively. Of this total remaining purchase price, $51,674,964 and $50,902,036 are obligations to consolidated variable interest entities and are eliminated in the Companies' Consolidated Financial Statements. The balance of this total remaining purchase price of $49,728,360 and $44,124,809 at September 30, 2006 and 2005, respectively, is included in "Consolidated land inventory not owned". Although the Companies do not have legal title to the optioned land, for those agreements for which the Companies are the primary beneficiary, the Companies are required to consolidate the land under option at fair value. The Companies believe that the exercise prices of these option contracts approximate their fair value.

Capitalized Costs and Interest Expense

Capitalized costs are stated at the lower of cost or estimated net realizable value. Home construction costs consist of materials, subcontracts, and certain indirect costs associated with the construction of a residential unit. Interest costs charged to expense amounted to $4,734,647 and $3,148,375 for the years ended September 30, 2006 and 2005, respectively. Capitalized interest is included as a component of "Construction in process" and "Lot inventory and land development costs" on the Companies' consolidated balance sheets at September 30, 2006 and 2005, and amounted to $5,806,217 and $2,619,911, respectively.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Property, Equipment, and Depreciation

Property and equipment is carried at cost and includes expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method and certain accelerated methods over the estimated useful lives of the assets, generally ranging from 3 to 15 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal, with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $1,659,204 and $1,632,592 for the years ended September 30, 2006 and 2005, respectively.

Advertising

The Companies charge advertising costs to expense as incurred. Advertising expenses amounted to $1,728,220 and $2,302,825 for the years ended September 30, 2006 and 2005, respectively.

Reserve for Warranty Costs

The Companies have established a reserve for accrued warranty and inspection costs incurred on homes closed. The Companies provide customers with warranty coverage on the home and lot (excluding landscaping) for a period of three years from the closing date. This warranty coverage includes a provision which requires the Companies to provide customers with home inspections, as defined in the warranty plan. The Companies also provide customers with supplemental coverage purchased from an independent warranty corporation which covers structural matters for ten years, roof matters for four years, and other specified items for two years. The Companies are ultimately responsible for all costs incurred under the three year warranty and the supplemental coverage, and, accordingly have established warranty reserves by charging cost of sales and crediting a warranty liability. The amounts charged are estimated by management to be adequate to cover expected warranty-related costs under all unexpired warranty obligation periods. Warranty cost accruals are based upon historical warranty cost experience and are adjusted as appropriate to reflect qualitative risks associated with the types of homes built.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Reserve for Warranty Costs (Continued)

The following table presents the activity in the Companies' warranty liability account:

	For the Years Ended September 30, 2006	For the Years Ended September 30, 2005
Estimated warranty costs, beginning of year	$ 1,723,595	$ 1,530,083
Warranty costs accrued and incurred	441,655	707,400
Warranty costs paid	598,690	513,888
Estimated warranty costs, end of year	$ 1,566,560	$ 1,723,595

Estimated Completion Costs

Home contracts under the deposit method use a purchase order system, which indicate costs yet to be billed by vendors for materials and services provided. Estimated completion costs represent those costs incurred that have not yet been billed by vendors. Estimated completion costs amounted to $1,069,800 and $1,167,061 at September 30, 2006 and 2005, respectively and is included in the Companies' consolidated balance sheet in Liabilities.

Accounts Receivable

The Companies carry accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Companies evaluate accounts receivable and establish allowances for doubtful accounts, based on history of past write-offs and collections and current credit conditions. Management has established an allowance for doubtful accounts of approximately $40,000 as of September 30, 2006 and 2005. The Companies' policy is not to accrue interest on past due trade receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Companies consider all highly liquid instruments that are purchased within three months or less of an instrument's maturity date to be cash equivalents.

Non-cash transactions consist of the following at September 30, 2006 and 2005:

The Companies entered into agreements to purchase approximately $1,047,000 of equipment under capital lease obligations during the year ended September 30, 2006.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows (Continued)

The Companies entered into agreements to purchase approximately $179,000 of equipment under capital lease obligations during the year ended September 30, 2005.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. Those differences relate primarily to fixed assets (use of different depreciation methods and lives for financial statement and income tax purposes), and certain accrued expenses (use of accrual method for financial statement purposes and cash method for income tax purposes). The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carryforwards, charitable contribution carryforwards, and tax credit carryforwards that are available to offset future income taxes.

TEG and its wholly owned subsidiaries are Corporations and subject to federal and state income taxes. All variable interest entities included in the consolidated financial statements are pass-through entities and are taxed at the stockholder or partner level.

Segment Information

The Companies design, construct and sell a wide range of homes designed to meet the specific needs of each of its markets. TEG, Ameritage, PEEC, EDC, BCE I, BCE II, and BCE III operates in a single geographic and land region. Accordingly, the Companies operating results have been aggregated into a single segment in accordance with SFAS 131, "Disclosure About Segments of an Enterprise and Related Information." Other entities including First Mile, EDS, EIP, and FSC combined represent less than 3% of consolidated revenues.

All revenues are from external customers and are of origin in the United States. There were no customers that contributed 10% or more of the Companies total revenues during the year ended September 30, 2006. All of the Companies assets are in Indiana, United States.

Note B - Deposits:

Deposits intended to be applied to the future purchase price of lots in certain housing developments amounted to $450,000 for both years ended September 30, 2006 and 2005, and is included as a component of "Consolidated land inventory not owned" in the Companies' consolidated balance sheets.

Note C - Contracts in Progress:

Information with respect to contracts in progress is summarized as follows:

	2006	2005
Costs incurred	$ 10,042,162	$ 12,764,310
Estimated earnings thereon	2,494,538	2,848,383
	12,536,700	15,612,693
Less applicable billings	(11,627,992)	(13,267,981)
	$ 908,708	$ 2,344,712
Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings	$ 1,790,099	$ 3,449,866
Billings in excess of costs and estimated earnings	(881,391)	(1,105,154)
	$ 908,708	$ 2,344,712

Note D - Debt and Credit Arrangements:

The Companies have various loans available from several sources, which allow the Companies to finance land acquisition and development and home construction. These notes are secured by land and land development costs, residential lots and homes in various stages of completion.

	2006	2005
Landmark Savings Bank: Due at various dates through October 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to a combined total of approximately $1,000,000 between TEG and PEEC.	$ 734,259	$ 666,126
Fifth Third Bank: Due June 2008. Interest at the Bank's prime rate. Available draws limited to a combined total of $5,000,000 between TEG, PEEC, and EDC. Further secured by personal guarantee of the majority stockholder.	1,403,656	468,095
National City Bank: Due May 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to a maximum of $16,000,000 between TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	3,503,939	4,040,644
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate. Available draws limited to a combined total of $17,000,000, among TEG and PEEC. Further secured by corporate guarantee of EDC and personal guarantee of the majority stockholder.	13,444,186	11,732,685
Star Financial Bank: Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 among TEG, EDC, and PEEC. Further secured by personal guarantee of the majority stockholder.	2,842,150	1,474,011

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due February 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC.	3,665,432	611,800
Shelby County Bank: Due March 2008. Interest at the Bank's prime rate plus 1.5%. Further secured by guarantee of the majority stockholder.	925,000	1,063,630
Royal Bank of Canada: Due May 2008. Interest at 30 day LIBOR + 300 basis points. Available draws limited to a combined total of $15,000,000 between TEG, EDC, and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	11,725,268	9,860,282
High Grove Capital: Due April 2007. Interest at the Wall Street Journal published prime rate plus .5%. Available draws are limited to $1,750,000. The loan is further secured by a corporate guarantee of PEEC.	1,326,548	1,750,000
Charter One: Due September 2005. Interest at bank prime rate plus .5%. Available draws limited to a combined total of $5,000,000 between TEG and PEEC. The loan is further secured by a personal guarantee of the majority stockholder.	130,393	570,393
First Indiana Bank: Due February 2009. Interest at the Bank's prime rate plus 1%. Available draws are limited to $600,000. Further guaranteed by the majority stockholder.	516,665	-
Old National Bank: Due March 2007. Interest charged at 5.5%. Secured by equipment.	7,583	22,132

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Convertible Note Payable, Brookfield, Inc.:		
Due April 2009. Interest at 6%. Available draws are limited to $300,000. Convertible to First Mile preferred stock at a strike price of $10 per share.	172,001	172,001
Community Bank:		
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further secured by the majority stockholder.	628,790	628,790
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $486,150. Further secured by the majority stockholder.	486,150	-
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,137,548. Further guaranteed by the majority stockholder.	508,758	508,758
Due May 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,693,000. Further guaranteed by the majority stockholder.	2,693,000	-
Due February 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $3,058,000. Further guaranteed by the majority stockholder.	-	3,058,000
First Merchants Bank:		
Due October 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,200,000. Further guaranteed by the majority stockholder.	2,720,790	-
High Grove Capital Partners, LLC:		
Due October 2008. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,672,650, among TEG and EDC.	1,672,650	-
Due December 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,000,000 among TEG and EDC.	1,000,000	-

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
House Investments Real Estate Opportunity Fund III, L.P.: Due July 2010. Interest at a rate of 15%. Available draws limited to $1,400,000.	1,400,000	1,400,000
TriCapital, LLC: Due January 2007. Interest at the Bank's prime rate plus 1%. Available draws limited to $2,450,000.	2,397,888	896,990
255 Associates, LLC: Due February 2007. Interest at the Bank's prime rate plus 6%. Available draws limited to $280,000. Further guaranteed by the majority stockholder.	280,000	280,000
Third Party: Due February 2007. Interest at prime rate plus 6%. Available draws limited $1,325,000. Further guaranteed by the majority stockholder.	1,325,000	1,325,000
First Indiana Bank: Due June 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $2,000,000. Further guaranteed by the majority stockholder.	2,000,000	2,000,000
Due October 2008. Interest at the Bank's prime rate plus .25%. Available draws limited to $7,350,000. Further guaranteed by the majority stockholder.	7,350,000	-
First Indiana Bank: Due October 2008. Interest at the Bank's prime rate plus 1%. Available draws limited to a total of $650,000. Monthly payments of $2,500 principal plus interest, with the remaining principal due at maturity. Further guaranteed by the majority stockholder.	650,000	-

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Salin Bank: Due November 2007. Interest at the Bank's prime rate plus .75%. Available draws limited to $3,683,200. Further guaranteed by the majority stockholder.	3,563,186	863,977
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,240,549. Annual variable principal payments, with balance due at maturity.	1,524,858	2,220,549
Third Party: Due August 2007. Interest at a rate of 2%. Available draws limited to $2,405,426. Annual variable principal payments, with balance due at maturity.	1,649,858	2,405,426
Shelby County Bank: Due May 2007. Interest at the Bank's prime rate plus 1.5%. Available draws limited to $3,556,180.	3,390,000	2,500,000
Busey Bank: Due August 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,950,000.	-	1,950,000
Foudray Farms Estates, LLC: Due May 2006. Interest at the prime rate. Available draws limited to $550,375.	-	550,325
Third Party: Due August 2007. Interest at the prime rate. Available draws limited to $1,297,600.	1,297,600	1,297,600
Fifth Third: Due December 2005. Interest at the Bank's prime rate. Available draws limited to $3,240,000. Further guaranteed by the majority stockholder.	-	3,240,000

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Silver Birch Investments I, LLC: Due October 2005. Interest at a rate of 20%. Available draws limited to $1,000,000. Further guaranteed by the majority stockholder.	-	1,000,000
Third Party: Due October 2005. Interest at a rate of 20%. Available draws limited to $500,000. Further guaranteed by the majority stockholder.	-	500,000
Irwin Union: Due March 2007. Interest at the Bank's prime rate. Available draws limited to $1,393,600.	-	1,393,600
Irwin Union: Due March 2007. Interest at the Bank's prime rate plus .5%. Available draws limited to $1,393,600.	-	1,393,600
Provident Bank: Due March 2006. Interest at the Bank's prime rate plus .5%. Available draws limited to $7,500,000.	-	590,039
Fifth Third Bank: Due December 2007. Interest at the Bank's prime rate. Available draws limited to $4,400,000. Further secured by guarantee of TEG.	3,345,996	-
Busey Bank: Due December 2007. Interest at the Bank's prime rate plus .25%. Available draws limited to $3,500,000. Further secured by guarantee of EDC and personal guarantee by the majority stockholder.	2,905,446	2,216,500
Third Party: Due December 2006. Interest at a rate of 13%. Available draws limited to $275,000.	275,000	275,000

Note D - Debt and Credit Arrangements (Continued):

	2006	2005
Sun Life: Due August 2018. Interest at a rate of 8%. Available draws limited to $1,300,000. Further secured by guarantee of TEG.	1,000,378	1,048,712
Wawasee Real Estate Development, LLC: Due October 2007. Interest at the prime rate plus 2%. Available draws limited to $836,000. Further guaranteed by the majority stockholder.	836,000	-
Total Debt Obligations	$ 85,298,428	$ 65,986,695

Covenants under the First Indiana Bank, National City Bank, Salin Bank and Royal Bank of Canada credit agreements require TEG (independently and together with related parties) to meet certain financial covenants.

Subsequent to September 30, 2006, the Companies were notified by a financial institution of a covenant default for advances on certain new and spec homes. This default has since been cured by the financial institution's removal of the covenant.

Principal payments due on debt outstanding at September 30, 2006, are as follows:

Year Ending September 30,	
2007	$ 52,051,776
2008	21,180,306
2009	9,836,404
2010	1,466,492
2011	72,012
Thereafter	691,438
	$ 85,298,428

Note E - Notes Payable to Related Parties:

PEEC has various notes payable to related parties accruing interest at rates from prime to prime plus 1% that expired in December 1996. The notes are payable on demand after thirty days notice from the related parties. The balance of this related party debt was $785,865 for both years ended September 30, 2006 and 2005.

Note F - Notes Payable to Stockholder:

EDC has a note payable to EDC's stockholder at a rate of prime plus 1.75% with annual principal payments of $220,000. The balance on this stockholder note payable amounted to $1,100,000 and $0 at September 30, 2006 and 2005, respectively.

Note G - Capital Leases:

Long-term leases relating to the financing of certain furniture and equipment are accounted for as installment purchases. The capital lease obligations reflect the present value of future rental payments, discounted at the interest rate implicit in the lease and a corresponding amount is capitalized as the cost of the furniture and equipment. The furniture and equipment is being depreciated over a period of five years.

The following is an analysis of furniture and fixtures under capital leases for the years ended September 30, 2006 and 2005:

	2006	2005
Furniture and fixtures	$ 1,083,814	$ 291,907
Accumulated depreciation	(176,841)	(87,418)
	$ 906,973	$ 204,489

Note G - Capital Leases (Continued):

Following is a schedule of future minimum lease payments due under the capital lease obligations together with the present value of net minimum lease payments as of September 30, 2006:

Year Ending September 30,	
2007	$ 279,533
2008	272,736
2009	250,200
2010	250,200
2010	48,322
Total minimal lease payments	1,100,991
Less amounts representing interest	143,279
Present value of net minimum lease payments	$ 957,712

Note H - Retirement Plans:

The Companies maintain a profit-sharing plan that covers all employees who meet the eligibility requirements set forth in the plan. The Companies' contributions are made at management's discretion and are allocated based upon each participant's eligible compensation.

The plan includes a 401(k) savings plan whereby employees can contribute and defer taxes on compensation contributed to the plan. The Companies' match, within prescribed limits, the contributions made by employees.

The following summarizes the Companies' contributions for the years ended September 30, 2006 and 2005:

	2006	2005
Profit-sharing contribution	$ -	$ -
401(k) matching contribution	125,015	117,935
	$ 125,015	$ 117,935

Note H - Retirement Plans (Continued):

The Companies also have an employee stock ownership plan (ESOP). Although labeled as an ESOP, the plan is currently operating as a profit-sharing plan. At some date in the future to be determined by management, the plan shall be converted from a profit-sharing plan into an ESOP. Funds in the plan at the time of conversion to an ESOP may be used to purchase stock. Contributions to the Plan were $0 for both years ended September 30, 2006 and 2005.

Note I - Stockholder and Variable Interest Entities Equity:

Common Stock

TEG has voting stock with equal voting rights. All of the stock is no par value.

The following summarizes the TEG's shares of common stock at September 30, 2006 and 2005:

	2006	2005
Authorized	2,000,000	2,000,000
Issued	1,591,594	1,591,594
Outstanding	1,591,594	1,591,594

During the year ended September 30, 2005, the Companies issued 491,274 shares of stock in exchange for $9,550,100 of cash to fund an equal distribution of $9,550,100 related to a change in tax status from a subchapter "S" Indiana Corporation to an Indiana corporation. This distribution is included in the $10,393,709 of distributions declared in 2005. The difference represents distributions to owners necessary to pay shareholder personal income taxes as 2004 represents the final year in which the Companies was a pass through S-Corporation entity. The transaction did not affect the ownership structure of the Companies as the new shares issues were allocated to existing shareholders based on their respective ownership. Management estimated no additional value was received from the issued shares since there was no trading market for the Companies' stock and the transaction did not change the ownership percentages of the current shareholders.

Equity of Variable Interest Entities

TEG and its wholly owned subsidiaries are corporations. All other entities included in the consolidated financial statements are pass-through entities. Refer to Notes A and S for disclosures required for variable interest entities.

Note J - Income Taxes:

Federal and state income tax expense (benefit) for the years ended September 30, 2006 and 2005, is summarized as follows:

	2006	2005
Federal		
Current expense	$ (15,741)	$ 1,182,960
Deferred expense (benefit)	(1,446,332)	455,857
	(1,462,073)	1,638,817
State		
Current expense	(35,479)	283,163
Deferred expense (benefit)	(409,873)	128,267
	(445,352)	411,430
	$ (1,907,425)	$ 2,050,247

The Companies' deferred tax assets and liabilities as of September 30, 2006 and 2005, are summarized as follows:

	2006	2005
Federal:		
Deferred tax assets	$ 2,390,685	$ 949,153
Deferred tax liabilities	(252,225)	(257,015)
	2,138,460	692,138
State:		
Deferred tax assets	603,864	201,156
Deferred tax liabilities	(15,510)	(22,685)
	588,354	178,471
Net deferred tax asset included in the Companies consolidated balance sheets	$ 2,726,814	$ 870,609

Note J - Income Taxes (Continued):

The Companies have an alternative minimum tax credit of approximately $213,000 to offset future federal tax liabilities. The life of the credit is indefinite. The Companies also have charitable contribution carryforwards of approximately $148,000, of which $84,000 expire in 2010 and the remaining $64,000 expire in 2011. At September 30, 2006, the Companies have federal net operating loss carryforwards of approximately $5,200,000 and state tax operating loss carryforwards of approximately $5,300,000. Other components of the Companies' tax assets include accrued warranty costs, accrued health insurance, and accrued executive bonuses. Depreciation timing differences constitute the majority of the Companies' tax liabilities. SFAS 109, "Accounting for income Taxes," requires a valuation allowance to reduce the deferred tax assets reported if, at September 30, 2006, the Companies had federal tax operating loss and based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of the evidence, both positive and negative, management has determined that no valuation allowance is considered necessary to reduce the deferred tax assets.

Note K - Leasing Commitments:

The Companies lease office facilities, certain vehicles, model homes, and computer hardware and software and related peripheral equipment under operating leases expiring at various dates through December 2015. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of September 30, 2006, are summarized as follows:

Year Ended September 30,	
2007	$ 1,161,077
2008	963,837
2009	800,304
2010	588,639
2011	554,040
Thereafter	2,501,210
	$ 6,569,107

Rent expense with respect to all operating leases amounted to approximately $1,589,189 and $1,500,234 for the years ended September 30, 2006 and 2005, respectively.

Note L - Self-Funded Health Insurance:

The Companies' Employee Benefit Plan provides employees and their dependents with comprehensive health care coverage. A portion of that coverage is self-funded by the Companies. Under the insurance policy with the Plan's underwriter, the Companies' self-funded liability is limited for each plan year to $45,000 per employee, with an aggregate liability limit of approximately $1,000,000. The liability limitations are adjusted on an annual basis. For this purpose, the plan year runs on a calendar year basis, and the $45,000/$1,000,000 limits apply through December 31, 2006.

Note L - Self-Funded Health Insurance (Continued):

In addition, the Companies pay a monthly fee to provide for administrative, cost containment, prescription card, and preferred provider organization fees.

Note M - Related Party Transactions:

The Companies are related to various entities not consolidated in these financial statements as a result of common ownership. Transactions with these entities are minimal and immaterial to the consolidated financial statements.

Note N - Concentration of Credit Risk:

The Companies' financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. The Companies place cash and cash equivalents with high credit quality institutions. At times, such amounts may be in excess of the FDIC insured limit. The Companies routinely assess the financial strength of customers and, as a consequence, believe that accounts receivable credit risk exposure is limited.

Note O - BCE I, BCE II, BCE III Operating Agreements:

The BCE I, BCE II, and BCE III partnerships were formed as joint ventures between EDC, Billy Creek Associates, LP (BCA I), Billy Creek Associates II, LP, (BCA II) and Billy Creek Associates III, LP (BCA III). The purpose of these entities is to serve as land holding and development companies to supply TEG with lots for future home construction. The agreements outline the original capital contributions of the Billy Creek entities (BCA I - $4,000,000, BCA II - $3,600,000, and BCA III - $3,500,000). All agreements state that BCA I, BCA II, and BCA III will receive a guaranteed 19.5% internal rate of return on these capital contributions over the life of the project. TEG and EDC have guaranteed payment of these amounts and have guaranteed certain debt obligations included in Note E. The Estridge Group, Inc. has agreed to purchase lots at specified prices from the BCE partnerships within a specified time interval. In addition, TEG's majority stockholder has personally guaranteed an internal rate of return of 18% for the BCA entities.

Note P - Business Concentration:

The Companies' revenues are substantially derived from construction of residential homes in Indianapolis, Indiana and surrounding communities.

Note Q - Commitments and Contingencies:

The Companies are also parties to various non-environmental legal proceedings and administrative actions, all arising from the ordinary course of business. Although it is impossible to predict the outcome of any legal proceeding, the Companies believe any liability that may finally be determined with respect to such legal proceedings should not have a material effect on the Companies' consolidated financial position, results of operations, or cash flows, although resolution in any year or quarter could be material to the consolidated results of operations for that period.

EIP has entered into a Voluntary Remediation Agreement with the Indiana Department of Environmental Management with respect to ground water contamination caused by a former tenant of the building under a prior owner. EIP, based on a review of all relevant facts and reports from an independent environmental consultant, has accrued its best estimate of its obligation under this Agreement. This accrual amounts to $854,261 and $935,629 at September 30, 2006 and 2005, respectively, and is included in "Other liabilities." It is reasonably possible that EIP's recorded estimate of its obligation may change in the near term. With respect to this obligation, insurance providers for the former tenant and prior building owner reimbursed EIP for the entire amount of the estimated obligation.

Note R - Contingent Convertible Securities:

TEG has outstanding debt, the terms of which enable the holder, under certain conditions, to convert such securities into shares of the Company subsidiary's (First Mile) preferred stock at a fixed conversion price of $10 per share. See Note D for further description of debt instrument.

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46:

In December 2003, the FASB issued FIN 46(R), "Consolidation of Variable Interest Entities." FIN 46 explains the concept of a variable interest entity and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after December 31, 2003, and applies in the first year or interim period beginning after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest that it acquired before December 31, 2003. Due to the presence of cross guarantees of debt between related entities and guarantees of debt by TEG and its majority stockholder of other related entities, TEG believes certain related entities are variable interest entities (See Notes E and M for description of related party arrangements and debt guaranteed by TEG and its majority stockholder). Specifically, TEG considers BCE I, BCE II, BEC III, EDC, PEEC, EIP, and FSC to be variable interest entities. FIN 46 is implemented in these financial statements and therefore these entities have been consolidated for the years ended September 30, 2006 and 2005.

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46 (Continued):

Based on the provisions of FIN 46, the Companies have concluded that under certain conditions when the Companies (i) enter into option agreements for the purchase of land or lots from an entity and pays a non-refundable deposit, (ii) enters into certain leasing arrangements with related parties, or (iii) guarantees debt of related party entities or enters into co-borrowing arrangements with related parties, a variable interest entity may be created. Under condition (i) above, the Companies reported land under option agreements and the related liabilities in its consolidated balance sheet, as described in Note A. Under condition (ii and iii) above, the Companies may be deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected losses if they occur. For each variable interest entity created, the Companies have computed expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46. If the Companies are determined to be the primary beneficiary of the variable interest entity, the assets, liabilities and operations are consolidated in the Companies' financial statements.

Accordingly, the assets, liabilities and operations of (ii and iii) have been consolidated with the Companies consolidated financial statements as of September 30, 2006 and 2005 and for the periods then ended. Supplemental consolidating financial information of the Companies, specifically including information for (ii and iii) and just the lot option arrangements from (i) are consolidated under FIN 46. The variable interest entities analysis is presented below to allow investors to determine the nature of assets held and the operations of the consolidated entities.

Amounts included in "Consolidated land inventory not owned" are excluded from the analysis below and include land deposits under option agreements or land banking arrangements of $695,000 and $690,000 at September 30, 2006 and 2005, respectively. The Companies' remaining total contractual obligations for land purchases and option commitments was approximately $49,728,360 and $44,124,809 at September 30, 2006 and 2005, respectively.

Note S - Implementation of Financial Accounting Standards Board Interpretation No. 46 (Continued):

Condensed financial information for the variable interest entities, before eliminating entries, is as follows:

	September 30, 2006	September 30, 2005
Assets		
Lot inventory and land development costs	$ 79,391,497	$ 57,093,599
Construction in process	4,691,471	4,156,542
Property and equipment, net	1,948,352	1,997,181
Other assets	10,929,037	9,354,179
Total Assets	$ 96,960,357	$ 72,601,501
Liabilities and Equity		
Notes payable	$ 57,510,673	$ 44,416,975
Related party payables	16,818,872	18,638,368
Other liabilities	8,970,971	6,686,155
Total Liabilities	83,300,516	69,741,498
Total Stockholders' Equity	13,659,841	2,860,005
Total Liabilities and Equity	$ 96,960,357	$ 72,601,503
Revenue and Expenses		
Revenue	$ 40,195,179	$ 42,922,794
Expenses	38,897,302	40,176,995
Net income of variable interest entities	$ 1,297,877	$ 2,745,799

The equity related to consolidation of these variable interest entities is included in the Companies consolidated balance sheet as "Minority equity in variable interest entities" as a separate line item in Stockholders' Equity, consistent with the FASB Exposure Draft dated June 30, 2005, *"Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries"*, a replacement of ARB No. 51; which provides for the accounting and reporting in equity interests of noncontrolling stockholders to be accounted and reported as equity separately from the primary beneficiary's equity. The Companies implemented the exposure draft during the year ended September 30, 2006, as management believes classification of "Minority equity in variable interest entities" as a separate component to Stockholders' Equity is the most accurate representation of its interests in these variable interest entities.

Exhibit Index

Exhibit No.	Document
2.1	Form of Placement Agent Agreement*
2.2	Articles of Incorporation of Paul E. Estridge Corp.*
2.3	Code of By-laws of Paul E. Estridge Corp. and the First Amendment to Code of By-Laws*
2.4	Articles of Incorporation of The Estridge Group, Inc.*
2.5	Code of By-laws of The Estridge Group, Inc. and the First Amendment to the Code of By-Laws*
2.6	Articles of Incorporation of Estridge Development Company, Inc.*
2.7	Code of By-laws of Estridge Development Company, Inc. and the First Amendment to the Code of By-Laws*
2.8	Operating Agreement of BCE Associates I, LLC
2.9	Operating Agreement of BCE Associates II, LLC
2.10	Operating Agreement of BCE Associates III, LLC
2.11	Operating Agreement of BCE Associates IV, LLC
3.1	Form of Note*
3.2	Form of Indenture of Trust*
3.3	Form of Corporate Guarantee*
3.4	Form of Reimbursement Agreement
6.1	Lease By and Between Clay Terrace Partners, LLC, and Estridge Design Services, LLC, dated November 9, 2004*
6.2	First Amendment to Lease between Clay Terrace Partners, LLC and the Estridge Group, Inc., dated March 24, 2005*
6.3	Lease By and Between Clay Terrace Partners, LLC, and The Estridge Group, Inc., dated November 17, 2004*
6.4	Loan Agreement between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.5	Revolving Note between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Mortgage Company, dated May 22, 2002*
6.6	Modification of Loan Documents between The Estridge Group, Estridge Development Company, Inc., Paul E. Estridge Corp. and RBC Centura Bank, dated June 2005*

6.7	Master Revolving Credit Disbursement and Security Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated August 23, 2001*
6.8	Modification Agreement between The Estridge Group, Inc., Paul E. Estridge Corp., and National City Bank of Indiana, dated June 23, 2004*
6.9	Promissory Note Modification Agreement between The Estridge Group, Inc. and National City Bank of Indiana, dated June 28, 2006*
6.10	Loan Agreement Between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated March 20, 2002*
6.11	Eleventh Loan Modification Agreement between The Estridge Group Inc., Paul E. Estridge Corp., Paul E. Estridge, Jr., Estridge Development Company, Inc., and First Indiana Bank, N.A., dated 2006*
6.12	First Indiana Bank, N.A. Second Amended and Restated Revolver Promissory Note between The Estridge Group, Inc., Paul E. Estridge Corp. and First Indiana Bank, N.A., dated July 2006*
6.13	Form of Lot Sales Agreement
9.1	Form of Escrow Agreement*
10.1	Consent of Krieg DeVault LLP (contained in 11.1)
11.1	Opinion of Krieg DeVault LLP

* previously filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on March 1, 2007.

(Issuer)
The Estridge Group, Inc.

By (Signature and Title)

Paul E. Estridge, Jr., Chief Executive Officer and Sole Director

Michael Keller, Chief Financial Officer

(Issuer)
Estridge Development Company, Inc.

By (Signature and Title)

Paul E. Estridge, Jr., Chief Executive Officer and Sole Director

Michael Keller, Chief Financial Officer

(Issuer)
Paul E. Estridge Corp.

By (Signature and Title)

Paul E. Estridge, Jr., Chief Executive Officer and Sole Director

Michael Keller, Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

AMENDMENT NO. 1

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

THE ESTRIDGE GROUP, INC.

VOLUME I

Exhibit 2.8

Operating Agreement of BCE Associates I, LLC

BCE ASSOCIATES I, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates, LP,
an Indiana limited partnership

as a Member

BCE ASSOCIATES I, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of November 2, 2005 by and between Estridge Development Company, Inc., ("Estridge"), and Billy Creek Associates, LP, an Indiana limited partnership ("Billy Creek")(Billy Creek, collectively with its Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On October 31, 2005, Estridge formed the Company to develop a planned residential community located in Hamilton County, Indiana, known as Grandin Hall (as further defined below, the "Project"), on property previously owned by Estridge. Estridge has previously contributed all of its right, title and interest in and to the Project to the Company. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Residential Lot Sales Agreement (the "Lot Sales Agreement") pursuant to which Builder will purchase from the Company upon the terms and conditions set forth in the Lot Sales Agreement all of the lots developed by the Company (the "Lots") in accordance with the Proforma Financial Information attached hereto as Exhibit C (the "Proforma"). Estridge and Builder have represented and warranted to the Investors on Exhibit G hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Lot Sales Agreement, the representations and warranties set forth on Exhibit G, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates I, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 1041 West Main Street, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to improve, own, and dispose of the Property in accordance with the Plans and Specifications and the Business Plan attached as Exhibit D and as otherwise provided in this Agreement (the "Project").

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property or the Project (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property or the Project unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. Unless expressly provided for in the Proforma or in this Agreement, no Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this

Agreement, the Lot Sales Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Lot Sales Agreement, any Related Document or the Project, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately repay in full the Company's debt to Fifth Third Bank set forth on Schedule C to Exhibit G hereto (an shall immediately obtain a release of Fifth Third Bank's mortgage on the Property), and otherwise solely to pay other Project Expenses provided for in the Proforma.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount, if any, equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement.

Section 4.3 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.4 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Project and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a sales report to be prepared on a quarterly basis which contains traffic information and a sales analysis of the Project. The Manager shall distribute these quarterly reports to each Investor by within thirty (30) days after the end of each quarter.

(b) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Project, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a comparison of the Company's financial results from the inception of the Company to the date of the report with those in the Proforma, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(c) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(d) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Project as the Majority Investors may reasonably request.

Section 6.3 Proforma. Attached as Exhibit C is a "Proforma" setting forth, on a monthly basis, among other information, the anticipated costs of completing the Project in accordance with the Business Plan and anticipated Revenues from sales of Lots pursuant to the Lot Sales Agreement.

Section 6.4 IRR Analysis.

(a) The Manager and the Builder have prepared an analysis of the expected Internal Rate of Return on the capital to be contributed by the Investors (the "Original IRR Analysis"), which is included in the Proforma. The Original IRR Analysis projects that, over the life of the Project the Investors will receive at a 19.5% Internal Rate of Return on the capital to be contributed by them hereunder. Not later than thirty (30) days after the end of each calendar quarter or more frequently as required in Section 6.4(b), the Manager shall prepare and deliver, at its own expense, to the Investors a revised analysis of the projected Internal Rate of Return to the Investors, as of the last day of that calendar quarter, prepared in accordance with this Section (a "Revised IRR Analysis"). Each Revised IRR Analysis shall calculate the expected Internal Rate of Return to the Investors (the "Projected IRR") using (i) Revenues actually received from closed sales of Lots as of the effective date of the report, (ii) Revenues projected for unsold Lots to be sold in accordance with the Proforma, (iii) Project Expenses paid as of the effective date of the report, (iv) unpaid Project Expenses which will be required to complete the Project in accordance with the Proforma. Each Revised IRR Analysis shall contain at least as much detail about incurred and projected Project Expenses and sales of Lots, as the Original IRR Analysis contains.

(b) At any time that the Manager believes that a Revised IRR Analysis will show a Projected IRR of less than a 19.5%, it shall immediately notify the Investors and deliver a Revised IRR Analysis, together with a calculation of the Projected Increased Sales Prices for Lots which are scheduled to be purchased by the Builder during the remainder of the Project, and such other information reasonably necessary to understand the cause or causes for the decrease in the Projected IRR. Nothing in this paragraph shall relieve the Manager from delivering the regularly scheduled Revised IRR Analysis required above.

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company including, site planning and engineering, and completion of infrastructure, hardscape and landscape on or ahead of schedule and at or below costs in the Proforma, shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and to otherwise implement the Proforma, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall use its best efforts to cause the Company to timely complete the Project in accordance with the Business Plan, the Plans and Specifications and the Proforma. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance to the extent set forth in the Proforma.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) Unless specifically set forth in the Proforma, the Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) sell or convey the Project or any portion thereof or any interest therein;

(iii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iv) enter into any lease or other occupancy arrangement;

(v) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(vi) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vii) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager, including the Lot Sales Agreement;

(viii) acquire an interest in or transfer property to another Person, except pursuant to the Lot Sales Agreement;

(ix) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(x) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(xi) incur any debt for borrowed money other than as provided in the Proforma; or

(xii) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. The Company shall pay to the Manager a fee equal to three thousand ($3,000) at the time of closing of each Lot from the proceeds received by the Company from the Builder under the Lot Sales Agreement. This fee shall be used by the Manager solely to pay Administrative Expenses; provided, however, that if the Projected IRR for any Revised IRR Analysis is less than 19.5%, the Manager shall not be paid any fee unless the Projected IRR calculated for the next quarter has been increased to 19.5% in accordance with Section 10.3.

Section 7.6. No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary to cause the Project to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

(g) The Builder's obligations under Section 10.3 shall terminate upon the Majority Investors' election to dissolve the Company under Section 9.1(a), as provided in the Lot Sales Agreement.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) the Majority Investors have issued an Unmatured Event of Default Notice to Estridge and Builder has failed to pay the entire Projected Increased Sales Prices when due in accordance with Section 10.3;

(ii) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period");

(iii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iv) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 Obligation to Cure Projected IRR Deficiency. If any Revised IRR Analysis shows a Projected IRR of less than 19.5%, then Builder shall acquire Lots during the remainder of the Project for purchase prices which will cause that Revised IRR Analysis to yield a 19.5% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices").

Section 10.4 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
1041 West Main Street
Carmel, Indiana 46032
Attention: Michael J. Keller
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: 317/733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:__________________________________
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP

By: __________________, its general partner
Otto N. Frenzel III

By: __________________, it general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit G and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:__________________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.

By:____________________________________
Paul E. Estridge, Jr. its President

GLOSSARY OF DEFINED TERMS

BCE Associates I, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Administrative Expenses: Expenses described on Exhibit F.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any proceeds from debt used to fund the payment of the Quarterly Distribution Payment less the sum of the following:

(a) Project Expenses paid during such period; plus

(b) a provision for reasonable working capital reserves and a reserve for projected Project Expenses, in each case in the amount set forth in the Proforma.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Improvements: As defined in Exhibit C.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Lot Sales Agreement: That certain agreement between the Company, as seller, and the Builder, as buyer, pursuant to which the Builder has the exclusive right and obligation to purchase the Lots at the prices set forth therein and herein for the sole purpose of constructing single family residences and selling them to the public.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Project (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Proforma: The Proforma attached as Exhibit C with such revisions as are approved in accordance with Section 6.4.

Project Expenses: All expenditures, expenses and charges relating to the acquisition, improvement or development of the Property, or any portion thereof, and the operations of the Company, including the fee payable pursuant to Section 7.6.

Projected Increased Sales Prices: Section 10.3.

Projected IRR: Section 6.4(a).

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 3% per quarter (i.e., a rate of 12% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from sales of Lots or otherwise.

Revised IRR Analysis: The reports required under Section 6.4.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made. .

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	Proforma
EXHIBIT D	Business Plan for the Project
EXHIBIT E	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT F	Administrative Expenses (to be paid by Estridge out of its Fee)
EXHIBIT G	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates, LP	$4,000,000
Estridge Development Company, Inc.	Estridge has contributed to the Company the Property and its entire right, title and interest in the Project, including those assets described on Exhibit E. In addition, Estridge will contribute to the Company from time to time 100% of the cash equity required to complete the Project in excess of the capital contributions of the other Members set forth above.

EXHIBIT B

Legal Description of Property

See attached four (4) pages.

ALTA Commitment Schedule A | Stewart Title Guaranty Company

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

Legal Description:

Tract 1:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northwest Corner of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana; hence South 00 degrees 11 minutes 29 seconds West (assumed bearing) 320.00 feet along the West line of said Northeast Quarter to the Point of Beginning of the following described real estate, said point being marked with a 5/8 inch diameter rebar with a yellow cap stamped :WEIHE ENGR LS 0012"-("capped rebar"); thence continue South 00 degrees 11 minutes 29 seconds West 1000.83 feet along said West line to a "capped rebar", said point being on the North line of Woodfield Subdivision-Section Four; thence South 89 degrees 33 minutes 24 seconds East 130.57 feet along the North line of said Woodfield Subdivision and the same being the South line of said quarter quarter section to a "capped rebar"; thence North 00 degrees 11 minutes 29 seconds East 1000.89 feet parallel with said West line to a "capped rebar"; thence North 89 degrees 35 minutes 01 seconds West 130.57 feet parallel with the North line of said Northeast Quarter to the Point of Beginning. Containing 3.000 acres, more or less.

Tract 2:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northwest Corner of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana; thence South 89 degrees 35 minutes 01 seconds East (Assumed Bearing) 272.25 feet along the North line of said quarter section to the Point of Beginning of the following described real estate; thence South 00 degrees 11 minutes 29 seconds Wes 320.00 feet parallel with the West line of said Northeast Quarter to a 5/8 inch diameter rebar with a yellow cap marked (WEIHE ENGR LS 0012"-("capped rebar"); thence North 89 degrees 35 minutes 01 seconds West 141.68 feet parallel with the North line of said quarter section to a "capped rebar"; thence South 00 degrees 11 minutes 29 seconds West 1000.89 feet parallel with the West line of said

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

quarter section to a "capped rebar" on the north line of Woodfield Subdivision-Section Four; thence South 89 degrees 33 minutes 24 seconds East 1211.01 feet along the North lines of Woodfield Subdivision-Section Four and Five the same being the South line of said quarter quarter to the center of the Northeast Quarter of said Section 21, said point being marked with a "capped rebar"; thence North 00 degrees 11 minutes 25 seconds East 1321.46 feet along the East line of the West Half of said quarter quarter to the Northeast corner of the Northwest Quarter of the Northeast Quarter of said Section; thence North 89 degrees 35 minutes 01 seconds West 1069.30 feet along the North line of said quarter quarter to the Point of Beginning. Containing 35.688 acres, more or less.

EXCEPT: A part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East, Hamilton County, Indiana, and being that part of the grantor's land lying within the right of way lines depicted on the attached Right of Way Parcel Plat, marked Exhibit "A", described as follows: Beginning at a point on the north line of said section South 89 degrees 43 minutes 03 seconds East 82.982 meters (272.25 feet) from the northwest corner of said quarter section, which point of beginning is the northwest corner of the grantor's land; thence South 89 degrees 43 minutes 03 seconds East 325.942 meters (1,069.36 feet (1,069.30 feet by instrument 9609648253)) along the north line of said section to the northeast corner of said quarter-quarter section; thence South 0 degrees 04 minutes 25 seconds East 14.500 meters (47.57 feet) along the east line of said quarter-quarter section to point "254" designated on said plat; thence South 87 degrees 00 minutes 55 seconds West 61.420 meters (201.52 feet) to point "253" designated on said plat; thence North 84 degrees 00 minutes 25 seconds West 20.100 meters (65.94 feet) to point "252" designated on said plat; thence parallel with the north line of said section North 89 degrees 43 minutes 03 seconds West 244.575 meters (802.41 feet) to point "251" designated on said plat on the west line of the grantor's land; thence North 0 degrees 12 minutes 32 seconds West 16.001 meters (52.50 feet) along said west line to the point of beginning and containing 0.5250 hectares (1.297 acres), more or less.

Tract 3:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana, being more particularly described as follows:

Beginning at the Northwest Corner of the Northeast Quarter of Section 21, Township 18 North, Range 4 East of the Second Principal Meridian in Clay Township of Hamilton County, Indiana;

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

thence South 89 degrees 35 minutes 01 seconds East (Assumed Bearing) 272.25 feet along the North line of said quarter; thence South 00 degrees 11 minutes 29 seconds West 320.00 feet parallel with the West line of said Northeast Quarter to a 5/8 inch diameter rebar with a yellow cap marked "WEIHE ENGR LS 0012"-(capped rebar"); thence North 89 degrees 35 minutes 01 seconds West 272.25 feet parallel with the North line of said quarter section to a "capped rebar" on the West line of said Northeast Quarter; thence North 00 degrees 11 minutes 29 seconds East 320.00 feet to the Beginning. Containing 2.000 acres, more or less.

EXCEPT: A part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East, Hamilton County, Indiana, and being that part of the grantor's land lying within the right of way lines depicted on the attached Right of Way Parcel Plat, marked Exhibit "A", described as follows: Beginning at the northwest corner of said quarter section; thence South 89 degrees 43 minutes 03 seconds East 82.982 meters (272.25 feet) along the north line of said section to the northeast corner of the grantor's land; thence South 0 degrees 12 minutes 32 seconds East 15.001 meters (49.22 feet) along the east line of the grantor's land to point "246" designated on said plat; thence parallel with the north line of said section North 89 degrees 43 minutes 03 seconds West 82.982 meters (272.25 feet) to point "196" designated on said plat on the west line of said quarter section; thence North 0 degrees 12 minutes 32 seconds West 15.001 meters (49.22 feet) along said west line to the point of beginning and containing 0.1245 hectares (0.308 acres), more or less.

The above three (3) tracts may now be described as follows:

Part of the Northwest Quarter of the Northeast Quarter of Section 21, Township 18 North, Range 4 East, Hamilton County, Indiana, described as follows:

Commencing at the Northwest corner of said Northwest Quarter; thence South 00 degrees 03 minutes 41 seconds West along the West line of said Northwest Quarter a distance of 49.22 feet to the Point of Beginning, being the Southwest corner of the Right-of-Way of 146th Street described in Instrument No. 200000009024 in the Office of the Recorder of Hamilton County, Indiana; thence South 89 degrees 42 minutes 59 seconds East along the South line of said Right-of-Way a distance of 272.25; thence South 00 degrees 03 minutes 31 seconds West along the West line of the Right-of-Way of 146th Street described as Instrument No. 199909958408 a distance of 3.28 feet; thence South 89 degrees 43 minutes 00 seconds East along said Right-of-Way a distance of 802.54 feet; thence South 84 degrees 00 minutes 22 seconds East along said

Hamilton Title Security, LLC

COMMITMENT FOR TITLE INSURANCE

Commitment No.: 2042846

Right-of-Way a distance of 802.54 feet; thence South 84 degrees 00 minutes 22 seconds East along said Right-of-Way a distance of 65.94 feet; thence North 87 degrees 00 minutes 58 seconds East along said Right-of-Way a distance of 201.52 feet to the East line of said Northwest Quarter; thence South 00 degrees 03 minutes 42 seconds West along said East line a distance of 1273.89 feet to the South line of said Northwest Quarter; thence North 89 degrees 41 minutes 19 seconds West along said South line a distance of 1341.61 feet to the West line of said Northwest Quarter; thence North 00 degrees 03 minutes 41 seconds East along said West line a distance of 1271.59 feet to the Point of Beginning, containing 39.08 acres, more or less.

NOTE: The acreage shown above is included for descriptive purposes only. The policies, when issued, should not be construed as to insuring the amount of acreage included therein.

End of Legal Description

EXHIBIT C
Proforma

The Company will engage in the acquisition and development of 40 acres located at 5333 East 146th Street in Carmel, Indiana (see **Exhibit B**). The Project will be developed for lots suitable for single family residential construction. The Company will not engage in the business of constructing residences and townhouses and, consequently, the capital requirements of the Company do not and will not include or reflect any costs incurred or to be incurred in connection with such stage of development.

The Property currently includes a total of 56 Lots which the Company presently intends to sell to the Builder on an "as-is" basis for the prices determined in the Lot Sales Agreement. The Builder is acquiring the Lots for the sole purpose of constructing residential dwelling units thereon. Each residence will fall into one of the following product types: Estridge Designer Series. The sale of the Lots to the Builder will take place in one or more takedowns in accordance with the schedules attached to the Proforma.

The Company will provide the Builder a building pad that will include water, sewer, gas and electric hook-up. The Company will also be responsible for roads, entry ways, entry walls and common area landscaping and the development of the community's amenity center and parkway, as outlined in the Proforma (the utility improvements, amenity center and parkway are referred to as the "Improvements").

The Builder will provide and maintain merchandised models within the Project for each product type, will construct all roads and provide all other infrastructure for the Project.

The Proforma attached as **Exhibit C** sets forth costs previously incurred and Estridge's and the Builder's current estimate of the costs anticipated to be incurred with respect to the acquisition of the Property and the construction of the Improvements on the Property and the anticipated sales proceeds to be derived from the sale of the Property.

EXHIBIT D

Business Plan

(See Exhibit C and Proforma)

EXHIBIT E

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. All rights to use the name "Grandin Hall."

2. All rights of Estridge and its Affiliates in any master plans, land use plans/models, architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for the Project (or any portion thereof).

3. All rights or benefits of Estridge and its Affiliates in and to all prior discussions with governmental bodies, entities and agencies with respect to the Project (or any portion thereof) and the Development Plan.

4. All right, title and interest of Estridge and its Affiliates to continue the negotiations, discussions and business arrangements with respect to the Project (or any portion thereof) and the Development Plan.

5. All agreements for utility services for the Project (or any portion thereof).

6. All other rights, licenses and permits related to the Project (or any portion thereof).

7. All rights or benefits in all professional studies on evaluating the Project (or any portion thereof).

8. All rights or benefits on bonds, security deposit or letters of credit required in connection with the Project (or any portion thereof).

9. The following Contracts: (See attached list)

List of Contracts

Description of Work	Vendor
Site Work (excavation of ponds, balance site, construct pads)	Poindexter
Storm & Sanitary Sewer Installation	Poindexter
Water Installation	Poindexter
Erosion Control	Gwinnuips
Curbs	Karns

EXHIBIT F

Administrative Expenses

(to be paid by Estridge out of its Fee)

All costs of administering this Project shall be paid by Estridge except to the extent otherwise specifically provided in the Proforma. Administrative expenses to be paid by Estridge include:

1. general office expenses, including overhead and compensation of office employees,

2. on site project supervision.

EXHIBIT G

Estridge and the Builder Representations and Warranties

As an inducement to Brunner and Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has agreed to sell the Lots to the Builder in accordance with the terms of the Lot Sales Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Project, the Governmental Commitments, Permits or that could otherwise affect the Project or the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Project or the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Project, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Project, the Company, Estridge, or the Builder.

Compliance. The Property and the Project are in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Project or Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property and the Project. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property and the Project. Neither the Property nor the construction of the Project on the Property nor the use of the Project when completed will then violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Project or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Utilities. The Company has entered into binding agreements with the providers of water, storm and sanitary sewer, gas, electric and telephone services to provide such services in sufficient quantities for the construction and the operation of 56 Lots in the Project and nothing will prevent the Company from entering into similar agreements for such services in sufficient quantity to complete the remainder of the Project. The Company has obtained all Permits and approvals necessary to extend such lines and mains to bring such utility services to the Property. Such Permits and approvals are in full force and effect. The Company holds all rights to such Permits and approvals, has assigned no interests therein to others and has not contracted to assign or grant rights therein to others. Such agreements and Permits provide for no extraordinary or special (unique to the Property) tap-on charges and user fees. The plat of subdivision as recorded or separate recorded instruments provide recorded easements to service every Lot within the Project with all utilities. No easement for technology services (e.g. telephones, cable television, alarm systems, and intra/internet service) shall be granted unless the form of such easement has received the prior written approval of the Majority Investors and no such easement shall be granted across unsubdivided portions of the Property.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Project, the Purchase Contract, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Zoning. The Property is duly and validly zoned for the construction of the Project. Such zoning is unconditional, in full force and effect, and no attacks are pending or threatened with respect thereto. The transfer of the Property will cause no change in such zoning.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property and the Project, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit E**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder (except for Estridge's and the Builder's rights expressly contemplated by this Agreement and the Lot Sales Agreement). Heretofore true, correct, and complete copies of all of such Contracts and all of the Plans and Specifications have been furnished to Brunner and Billy Creek. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property, the Project or the transactions contemplated by this Agreement and the Lot Sales Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Proforma. The Proforma sets forth all expenses and costs incurred or estimated to be incurred, in connection with the acquisition of the Property and the completion of the Project, including all costs and expenses incurred or estimated to be incurred, established and maintained in connection with the construction of the Improvements. All estimates set forth in the Proforma are based on reasonable assumptions in light of the prior experience of Estridge and the Builder in connection with other projects similar to the Project.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder.

Existing Permits and Applications. All building, zoning and other permits ("Permits") heretofore issued for the Project and all applications submitted and pending for the Project are listed and described on **Schedule B**. All of the Permits are issued in favor of and are owned solely by the Company. The Permits may be assigned and transferred without the imposition of additional conditions except for the payment of a scheduled re-issue fee. All issued Permits are in full force and effect, all fees required for the issuance thereof have been paid, and no actions to revoke such Permits are pending or threatened. The Company has entered into no other agreements to assign and transfer the Permits or to grant other rights to use the Permits.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property and the Project, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property and the Project, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property and the Project, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property or the Project.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Name, Logos, Trademarks and Trade names. The Company has exclusive rights to use the name "Grandin Hall," in connection with the Property and the Project, which it can assign and transfer so that such name may be used without the payment of fees, royalties or charges. The Company owns and has authority to assign all rights to use the logos, trademarks and trade names, plus any applications filed or pending, previously obtained or filed for the Project and the Property.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property, other than assessments that may be levied by the Centennial Homeowner's Association, Inc.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, “hazardous material” means (i) “hazardous substances” as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

1. Taxes for 2005, payable 2006, not yet due and payable.

2. Possible future assessments for repair and maintenance of the Emily Vestal Legal Drain. None due at this time.

3. Annual assessment of $34.80 for repair and maintenance of the Fremont Randall Legal Drain. First installment due May 10, 2005 is paid in the amount of $17.40 for Parcel No. 17-10-21-00-00-008.000. Installment due May 10, 2005 is paid in full for Parcel No. 17-10-21-00-00-008.004.

4. Easement for electric underground line and incidental purposes in favor of Public Service Company of Indiana, Inc., recorded May 26, 1989, as Instrument 89-10672 over a twenty foot strip along the east side of Tract 2.

Schedule B

Permits

None.

Schedule C

Liabilities

Fifth Third Bank Loan	$3,259,687.50
Estridge Development Co.	$1,368,320.00
Total Liabilities	$4,628,007.50

Schedule D

Government Commitments

1. Commitments Concerning the Use and Development of Real Estate by Estridge Development Company to the Plan Commission of the City of Carmel.

Exhibit 2.9

Operating Agreement of BCE Associates, II

BCE ASSOCIATES II, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates II, LP,
an Indiana limited partnership

as a Member

and

Brian J. Brunner

as a Member

BCE ASSOCIATES II, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of _____________ ___, 2005 by and between The Estridge Development Company, Inc., ("Estridge"), Brian J. Brunner ("Brunner"), and Billy Creek Associates II, LP an Indiana limited partnership ("Billy Creek")(Brunner and Billy Creek collectively referred to as "BCA II").

Definitions of terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On ___________, 2005, Estridge formed the Company to develop a planned residential community located in Hamilton County, Indiana, known as Murphy Hall ("Development" or "Project"), on property previously owned by Estridge. Estridge has previously contributed all of its right title and interest in and to the Development to the Company. Substantially all of the stock of Estridge and the Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. As of the date of this Agreement, the Company and Builder are entering into a Residential Lot Sales Agreement (the "Lot Sales Agreement") pursuant to which Builder will purchase from the Company upon the terms and conditions set forth in the Lot Sales Agreement all of the lots developed by the Company.in accordance with the Proforma Financial Information attached hereto as Exhibit B (the "Proforma"). Estridge, and Builder have represented and warranted to BCA II that BCA II will receive a compounded cumulative 19.5% return on its investment based on the revenues the Company will receive from Builder as projected in the Proforma. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Lot Sales Agreement, and the representations and warranties set forth on Exhibit L are the primary inducement for BCA II's investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. Estridge and BCA II hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates II, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 1041 West Main Street, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit A (the "Property"), and to improve, own, and dispose of the Property in accordance with the Business Plan attached as Exhibit B (the "Project") and as otherwise provided in this Agreement.

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Waiver of Partition. No Member shall, either directly or indirectly, take any action to require partition of the Company or of any of its assets or properties or cause the sale of any Company property, and notwithstanding any provision of law to the contrary, each Member (and its legal representative, successor or assign) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its Interest, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

Section 1.10 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.11 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and BCA II shall be the Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement. As used in this Agreement, the term BCA II refers to Billy Creek and Brunner. All decisions and actions of BCA II pursuant to this Agreement shall be made and controlled by Billy Creek which decisions and actions shall be binding upon Brunner. All contributions, distributions and allocations to BCA II pursuant to this Agreement shall be prorated 97.23% to Billy Creek and 2.77% to Brunner.

Section 2.2 Withdrawals. A Member may not withdraw or retire from the Company except upon liquidation of the Company pursuant to Section 9.2 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts. The Members and their Affiliates may conduct any business or activity whatsoever (including the acquisition, development, leasing, operation and sale of real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

Section 2.4 Reimbursement and Fees. Unless expressly provided for in the Proforma or in this Agreement, no Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for overhead or general administrative expenses.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.3 Member Loans. In the event that funds are needed by the Company for its operations, any Member may loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. Available Cash shall be distributed at least quarterly on the first business day of the calendar quarter in the following order of priority:

(a) First to BCA II in an amount, if any, equal to the Quarterly Distribution Payment.

(b) Next to BCA II to the extent of its Undistributed Priority Return as of the date of such distribution;

(c) Next to BCA II to the extent of its Undistributed Capital Contributions as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

Section 4.3 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the approval of the Manager and BCA II.

Section 4.4 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to BCA II to the extent of the amount by which the aggregate Net Loss previously allocated to BCA II pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to BCA II pursuant to this Section 5.1(a)(ii);

(iii) Next, to BCA II to the extent of the amount by which its accrued Priority Return for all years of the Company's operations exceeds the excess of (1) the aggregate Net Profits previously allocated to BCA II pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to BCA II, and to the extent of the amount by which the aggregate Net Profits previously allocated to BCA II pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to BCA II pursuant to this Section 5.1(b)(ii);

(iii) Next, to BCA II to the extent of the amount by which its Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to BCA II pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to BCA II pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account, unless all Members have zero or negative balances in their capital accounts. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), when the other Members have a positive capital account balance, such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportion to the percentages in which distributions will be made under Section 4.1(d). If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 **[Tax Allocations; Code Section 704(c).**

(a) **In accordance with Code Section 704(c) and the Treasury Regulations thereunder, gain and loss, as determined for tax purposes, with respect to any property ("Section 704(c) Property") contributed to the Company shall, for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its fair market value at the time of contribution.**

(b) **Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement.**

(c) **In the event of any termination of the Company under Section 708(b)(1)(B) of the Code, the Company's deemed liquidating distributions to each Member shall be deemed to include any Section 704(c) Property theretofore**

contributed by such Member to the Company and still owned by the Company at the time of such termination, provided, however, that the balances in the Members' respective capital accounts in the Company as reconstituted after such deemed liquidation shall in any event equal what such capital account balances would have been in the absence of this Section 5.4(c).]

Section 5.5 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.6 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a sales report to be prepared on a quarterly basis which contains traffic information and a sales analysis of the project. The Manager shall distribute these quarterly reports to BCA II by within thirty (30) days after the end of each quarter.

(b) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Project, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a comparison of the

Company's financial results from the inception of the Company to the date of the report with those in the Proforma, a schedule of projected taxable income for the Company, The Manager shall distribute these quarterly reports to BCA II within thirty (30) business days after the end of each quarter.

Section 6.3 Proforma. Attached as Exhibit B is a "Proforma" setting forth, on a monthly basis, the anticipated costs of completing the Project in accordance with the Business Plan and anticipated revenues from sales of the Property.

Section 6.4 IRR Analysis.

(a) The Manager and the Builder have prepared an analysis of the expected internal rate of return on the capital to be contributed by BCA II (the "Original IRR Analysis"), a copy of which is attached as Exhibit E. The Original IRR Analysis projects that BCA II will receive at a 19.5% Internal Rate of Return on the capital to be contributed by BCA II over the life of the Project. Not later than thirty (30) business days after the end of each calendar quarter or more frequently as required in Section 6.4(b), the Manager shall prepare and deliver, at its own expense, to BCA II a revised analysis of the projected internal rate of return, as of the last day of that calendar quarter, on the capital contributed and to be contributed by BCA II over the life of the Project, prepared in accordance with this Section (a "Revised IRR Analysis"). Each Revised IRR Analysis shall calculate the expected internal rate of return on the capital contributed as of the effective date of the report and additional capital to be contributed by BCA II over the life of the Project (the "Projected IRR") using (i) Revenues actually received from closed sales of Lots as of the effective date of the report, (ii) Revenues projected for unsold Lots to be sold in accordance with the Proforma, (iii) Project Expenses paid as of the effective date of the report, (iv) unpaid Project Expenses which will be required to complete the Project in accordance with the Proforma. Each Revised IRR Analysis shall contain at least as much detail about incurred and projected Project Expenses and sales of Lots, as the Original IRR Analysis contains.

(b) At any time that the Manager believes that a Revised IRR Analysis will show less than a 19.5% Projected IRR, it shall immediately notify BCA II and deliver a Revised IRR Analysis, together with a calculation of the Projected Increased Sales Prices for Lots which are scheduled to be purchased by the Builder during the remainder of the project, and such other information reasonably necessary to understand the cause or causes for the decrease in the Projected IRR (the "Back-up Data"). Nothing in this paragraph shall relieve the Manager from delivering the regularly scheduled Revised IRR Analysis required above.

Section 6.5 Books and Records.

(c) The Manager shall keep at the Company's principal place of business true and accurate books of account with respect to the operation of the Company. All Members, and their duly authorized representatives, shall at all reasonable times have access to such books. The books of the Company shall be kept on the cash basis of accounting, or on such other basis of accounting as the Manager may determine, and otherwise in accordance with accounting methods employed for federal income tax reporting purposes, and shall be closed and balanced at the end of each Fiscal Year of the Company and at such other times as the Manager may determine is appropriate.

(d) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

Section 6.6 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.4, cause the same to be filed in a timely manner.

Section 6.7 Fiscal Year. The Fiscal Year of the Company shall be the calendar year or any other period Approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.8 Bank Accounts.

(e) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(f) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(g) All funds of the Company shall be invested in such investments as are Approved by the Manager other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company including, site planning and engineering, and completion of infrastructure, hardscape and landscape on or ahead of schedule and at or below costs in the Proforma, shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of BCA II or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and to otherwise implement the Proforma, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(f) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve.

Section 7.2 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance to the extent set forth in the Proforma.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by BCA II, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.3 Personnel. The Members are authorized to exercise their powers and discharge their duties hereunder through their respective officers and/or employees and representatives. Neither a Member nor any Affiliate of any Member shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.4 Major Decisions.

(a) Unless specifically set forth in the Proforma or the most current Approved Annual Budget, the Manager shall have no authority to do any of the following acts on behalf of the Company without the approval of BCA II:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in real property in addition to the Property, or make any capital improvements;

(ii) sell or convey the Project or any portion thereof or any interest therein;

(iii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iv) enter into any lease or other occupancy arrangement;

(v) admit a new Member to the Company;

(vi) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vii) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager, including the Lot Sales Agreement;

(viii) acquire an interest in or transfer property to another Entity;

(ix) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of BCA II under this Section were it to be undertaken directly by the Company; or

(x) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

(b) If BCA II does not notify the Manager of its approval or disapproval of any matter submitted for its approval within thirty (30) days after its receipt of a request for approval made in accordance with Section 11.1 (or, if later, within five (5) business days after the day on which the Manager complies in all material respects with any request from BCA II for additional information related to such matter), the matter shall be deemed approved.

Section 7.5 Fees. The Company shall pay to the Manager a fee equal to three thousand ($3,000) at the time of closing of each Lot received by the Company from the Builder under the Lot Sales Agreement. This fee shall be shall be used by the Manager to pay for Supervisory & Administrative Expenses; provided, however, that if the Projected IRR for any Revised IRR Analysis is less than 19.5%, the Manager shall not be paid any fee unless the Projected IRR calculated for the next quarter has been increased to 19.5% in accordance with Section 10.3.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may, without the consent of the other Members, sell, convey, transfer, assign, mortgage, pledge, hypothecate or otherwise encumber in any way ("Transfer") all or any portion of its Interest or withdraw or retire from the Company. In addition, each Member shall take such action as is required to prevent Transfers of direct and indirect ownership interests in such Member which result in a Change in Control of that Member. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the nontransferring Member, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.3 Tax Allocations and Cash Distributions. If an Interest is Transferred in accordance with the terms of this Agreement, the Net Profits or Net Loss allocable, and cash distributable, to the holder of such Interest for the then Fiscal Year shall be allocated proportionately between the transferor and the transferee based upon the number of days during such Fiscal Year on which each party was the owner of the transferred Interest. However, if such parties agree that such Net Profits or Net Loss and cash are to be allocated and distributed based upon an interim closing of the Company books, and such parties agree to pay all expenses incurred by the Company in connection therewith and so notify the non-transferring Member, then all such Net Profits or Net Loss and cash shall be allocated and distributed between the transferor and transferee based upon an interim closing of the Company's books and records.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of BCA II at any time after BCA II notifies Estridge that a Major Event of Default has occurred, whether or not BCA II has exercised its right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary to cause the Project to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(b) in which cases BCA II shall be the Liquidating Trustee or within ninety (90) days of the date of such event shall designate another Person to be Liquidating Trustee. Another Person may be selected by Approval of the Members to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The Members and their Affiliates shall have the right to negotiate or bid for any or all of the assets being offered for sale.

(d) Subject only to the Members' rights to match offers below, the decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that the Liquidating Trustee shall not, without the approval of BCA II, accept a Purchase Offer unless:

(i) the offeror is a Qualified Person and the Purchase Offer contains an agreement of the offeror to provide such additional information to all Members as any Member may reasonably request concerning the offeror or the terms of the offer;

(ii) no sale of assets pursuant to the Purchase Offer would be a, or would cause the Company to be in, breach of or default under any agreement by which the Company is bound;

(iii) the Purchase Offer includes a firm non-contingent price, payable in cash and does not require any action on behalf of the Company or any Member or any Affiliate of any Member.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with the capital accounts of the Members.

(f) The Builder's obligations under Section 10.3 shall terminate upon BCA II's election to dissolve the Company under Section 9.1(b), as provided in the Lot Sales Agreement.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) BCA II shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events ("Major Events of Default"):

(i) BCA II has issued a Pre-Removal Notice to Estridge and Builder has failed to pay the entire Projected Increased Sales Prices when due in accordance with Section 10.3; or

(ii) Estridge or the Builder has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after BCA II has notified Estridge that the default must be cured (the "Cure Period").

(b) BCA II may exercise its right to remove Estridge at any time after the occurrence of any Major Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice to Estridge, BCA II, or any other person appointed by BCA II, shall immediately become the new Manager and Estridge shall cease to be the Manager and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's Interest in the Company and its rights under this Agreement shall cease.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge has taken any action or is failing to take any action which requires the approval of BCA II to take or refrain from taking, without obtaining the approval of BCA II;

(b) an Event of Withdrawal with respect to Estridge has occurred; or

(c) if conditions are such as to authorize BCA II to exercise its right of first refusal for the lots under the Lot Sales Agreement, whether or not that right is exercised, or if the Builder fails to comply in any material respect with the Lot Sales Agreement (other than Builder's failure to make a payment described in Section 10.3).

Estridge shall notify BCA II immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, BCA II may notify Estridge that BCA II intends to remove Estridge if Estridge or the Builder do not cure the Unmatured Event of Default (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice"). Estridge may, at any time after learning that an Unmatured Event of Default has occurred, request that BCA II issue an Unmatured Event of Default Notice. If Estridge requests that BCA II issue an Unmatured Event of Default Notice, then BCA II shall have thirty (30) business days after Estridge has provided all Requested Information to BCA II, to notify Estridge of BCA II's decision to remove or not remove Estridge if the Unmatured Event of Default is not cured within the Cure Period. Estridge's request to BCA II to issue an Unmatured Event of Default Notice shall be accompanied by a representation that to Estridge's knowledge, after diligent inquiry, there are no other Unmatured Events of Default. For purposes of this paragraph, "Requested Information" means all information requested by BCA II which is reasonably necessary to its determination of whether or not to remove Estridge if the Unmatured Event of Default is not cured within the Cure Period.

Section 10.3 Obligation to Cure Projected IRR Deficiency. If any Revised IRR Analysis shows a Projected IRR of less than 19.5% (i.e. projects an internal rate of return over the life of the Project on the capital contributed and to be contributed by BCA II, of less than a 19.5%), then Builder shall acquire Lots during the remainder of the project for purchase prices which will cause that Revised IRR Analysis to yield a 19.5% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices").

Section 10.4 No Waiver. Failure of either Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
1041 West Main Street
Carmel, Indiana 46032
Attention: Michael J. Keller
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case of BCA II to:

____
____
____
____
Attention: __________
Fax number: _________

with copies to:

____
____
____
____
Attention: __________
Fax number: _________

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by all of the Members.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.11 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State.

Section 11.12 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.13 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.14 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of the other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.15 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.16 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

The Estridge Development Company, Inc.

By:______________________________
Paul E. Estridge, Jr. its president

____
Brian J. Brunner

Billy Creek Associates II, L.P.

By: ________________, its general partner

By:____________________________________
____________________, ______________

For purpose of joining in making the representations attached as Exhibit F and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

The Estridge Development Company, Inc.

By:______________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.

By:______________________________
Paul E. Estridge, Jr. its President

KD_IM-639023_2.DOC

GLOSSARY OF DEFINED TERMS

BCE Associates II, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: _______________ or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Administrative Expenses: Expenses described on Exhibit D.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall BCA II or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of the Company, BCA II or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and BCA II.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any proceeds from debt used to fund the payment of the Quarterly Distribution Payment less the sum of the following:

(a) Project Expenses paid during such period; plus

(b) a provision for reasonable working capital reserves and a reserve for projected Project Expenses in the amount set forth in the Proforma.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Event of Withdrawal: The death, withdrawal, retirement, resignation, expulsion, bankruptcy, or Incapacity of a Member.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.8.

Improvements: Exhibit B.

Incapacity: The legal incapacity of a natural person or the dissolution or liquidation of an Entity.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Liquidating Trustee: Section 9.3.

Lot Sales Agreement: That certain agreement between the Company, as seller, and the Builder, as buyer, pursuant to which the Builder has the exclusive right and obligation to purchase the Lots at the prices set forth therein and herein for the sole purpose of constructing single family residences and selling them to the public.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, BCA II shall become or may select any other Person to become successor to Estridge as Manager hereunder.

Member: Estridge and BCA II and such successors, assigns or additional members as may be admitted to the Company, from time to time, pursuant to the terms of the Agreement.

Proforma: The Proforma attached as Exhibit B with such revisions as are approved in accordance with Section 6.4.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Plans and Specifications: Any architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Project (or any portion thereof).

Priority Return: An amount equal to a cumulative return determined on a monthly basis, at a rate equal to 19.5% per annum compounded monthly on the aggregate amount of BCA II's average Undistributed Capital Contributions and Undistributed Priority Return from time to time during the period to which the Priority Return relates.

Project Expenses: All expenditures, expenses and charges relating to the acquisition, improvement or development of the Property, or any portion thereof, and the operations of the Company, including the fee payable pursuant to Section 7.6.

Projected Increased Sales Prices: Section 10.3.

Projected IRR: Section 6.2(b).

Projected 19.5% Percent IRR: The 19.5% Internal Rate of Return projected under the Proforma and the Original IRR Analysis.

Purchase Offer: Section 9.3(d).

Qualified Person: A Person having a net worth equal to or greater than 3 times the firm non-contingent price referred to Section 9.3(d)(iii).

Quarterly Distribution Payment: An amount equal to the product of (x) 3% multiplied by (y) the amount of BCA II's Undistributed Capital Contributions.

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from sales of Lots.

Revised IRR Analysis: The reports required under Section 6.5.

Section 704(c) Property: Section 5.4(a).

Lots: Exhibit B.

State: Indiana.

Tax Matters Partner: Section 5.6.

Transfer: Section 8.1.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: Of BCA II is equal to the excess of the aggregate contributions to the capital of the Company by BCA II, over previous distributions to BCA II pursuant to Section 4.1(c).

Undistributed Priority Return: Of BCA II is equal to the excess of:

(a) BCA II's Priority Return for all periods up to the date the determination is being made, over

(b) all distributions to BCA II pursuant to Section 4.1(a) and Section 4.1(b) for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2

Exhibit List

EXHIBIT A	Legal Description of Project
EXHIBIT B	Proforma
EXHIBIT C	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT D	Administrative Expenses (to be paid by Estridge out of its Fee)
EXHIBIT E	Original IRR Analysis
EXHIBIT F	Estridge and the Builder Representations and Warranties

EXHIBIT A

Legal Description of Project

EXHIBIT B

Proforma

The Company will engage in the acquisition and development of 55 acres located at 141st Street and Towne Road in Carmel, Indiana (see Exhibit A). The Project will be developed for lots suitable for single family residential construction and townhouses. The Company will not engage in the business of constructing residences and townhouses and, consequently, the capital requirements of the Company do not and will not include or reflect any costs incurred or to be incurred in connection with such stage of development.

The Property currently includes a total of ____ lots (the "Lots") which the Company presently intends to sell to the Builder on an "as-is" basis for the prices determined in the Lot Sales Agreement. The Builder is acquiring the Lots for the sole purpose of constructing residential dwelling units thereon. Each residence will fall into one of the following product types: 800 series (more particularly described below). The sale of the Lots to the Builder will take place in one or more takedowns in accordance with the schedules attached to the Proforma.

The Company will provide the Builder a building pad that will include water, sewer, gas and electric hook-up. The Company will also be responsible for roads, entry ways, entry walls and common area landscaping and the development of the community's amenity center and parkway, as outlined in the Proforma (Exhibit B) (the utility improvements, amenity center and parkway are referred to as the "Improvements").

The Builder will provide and maintain merchandised models within the Project for each product type, will construct all roads and provide all other infrastructure for the Project.

The Proforma attached as Exhibit B sets forth costs previously incurred and Estridge's and the Builder's current estimate of the costs anticipated to be incurred with respect to the acquisition of the Property and the construction of the Improvements on the Property and the anticipated sales proceeds to be derived from the sale of the Property.

EXHIBIT C

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. All rights to use the name "____________."

2. All rights of Estridge and its Affiliates in any master plans, land use plans/models, architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for the Project (or any portion thereof).

3. All rights or benefits of Estridge and its Affiliates in and to all prior discussions with governmental bodies, entities and agencies with respect to the Project (or any portion thereof) and the Development Plan.

4. All right, title and interest of Estridge and its Affiliates to continue the negotiations, discussions and business arrangements with respect to the Project (or any portion thereof) and the Development Plan.

5. All agreements for utility services for the Project (or any portion thereof).

6. All other rights, licenses and permits related to the Project (or any portion thereof).

7. All rights or benefits in all professional studies on evaluating the Project (or any portion thereof).

8. All rights or benefits on bonds, security deposit or letters of credit required in connection with the Project (or any portion thereof).

9. The following Contracts: (See attached list)

EXHIBIT D

Administrative Expenses

(to be paid by Estridge out of its Fee)

All costs of administering this Project shall be paid by Estridge except to the extent otherwise specifically provided in the Proforma. Administrative expenses to be paid by Estridge include:

1. general office expenses, including overhead and compensation of office employees,

2. on site project supervision.

EXHIBIT E

Original IRR Analysis

See Proforma

EXHIBIT F

Estridge and the Builder Representations and Warranties

As an inducement to BCA II to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to BCA II that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the portion of the Property described on Schedule A together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto and is holder of all rights to purchase fee simple title to the portion of the Property described on Schedule B pursuant to the terms of the ____________________ (the "Purchase Contract"), free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in Schedule C ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to, and, pursuant to the terms of the Purchase Contract, the power and authority to convey, transfer and assign the rights to purchase fee simple title in, the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property or in and to the purchase rights arising under the Purchase Contract, except that the Company has sold those portions of the Property described on Schedule D to the Builder in accordance with the terms of the Lot Sales Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise referred to in this Agreement (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Purchase Contract. The Purchase Contract is in full force and effect and has been duly and validly assigned to the Company by Estridge, neither the seller nor the purchaser therein is now or has ever been in default thereunder and all payments due to be made thereunder have been paid in full. The Purchase Contract is fully assignable and transferrable without seller's consent or approval and without the payment of any fees or charges payable to the seller. Closing on the purchases contemplated by the Purchase Contract can be accelerated by the giving of notices setting earlier closing dates. The Purchase Contract provides for the acquisition of all easements appurtenant, land use, development, water, drainage and zoning rights applicable to the lands to be purchased thereby. The Purchase Contract sets forth all of the terms and conditions applicable to the purchase of the lands therein described and no requests for a further amendment to or modification of any of the Purchase Contract have been made by the seller or purchaser. No dispute currently exists between the seller and purchaser and no condition has been discovered upon the land or which exists with respect thereto which, if not resolved or remedied by the seller, would result in a default or give either party the unilateral right to terminate the Purchase Contract. Upon closing of the purchases provided for by the Purchase Contract, all of the Property required for the Project shall have been acquired by the

Company together with all easements appurtenant thereto and all land use, development, water, drainage and zoning rights applicable thereto.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the execution and delivery of this Agreement or any Related Document, the Property, the Project, the Purchase Contract, Governmental Commitments, Permits, the Company, Estridge, or the Builder before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Project or the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Project, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Project, the Company, Estridge, or the Builder.

Compliance. The Property and the Project are in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Project or Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property and the Project. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property and the Project. Neither the Property nor the construction of the Project on the Property nor the use of the Project when completed will then violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any permit issued with respect to the Project or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Utilities. The Company has entered into binding agreements with the providers of water, storm and sanitary sewer, gas, electric and telephone services to provide such services in sufficient quantities for the construction and the operation of ___ Lots in the Project and nothing will prevent the Company from entering into similar agreements for such services in sufficient quantity to complete the remainder of the Project. The Company has obtained all permits and approvals necessary to extend such lines and mains to bring such utility services to the Property. Such permits and approvals are in full force and effect. The Company holds all rights to such permits and approvals, has assigned no interests therein to others and has not contracted to assign or grant rights therein to others. Such agreements provide for no extraordinary or special (unique to the Property) tap-on charges and user fees. The plat of subdivision as recorded or separate recorded instruments provide recorded easements to service every lot within the Project with all utilities. No easement for technology services (e.g. telephones, cable television, alarm systems, and intra/internet service) shall be granted unless the form of such easement has received the prior written approval of BCA II and no such easement shall be granted across unsubdivided portions of the Property.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Project, the Purchase Contract, Government Commitments, Permits, or to , the Company, Estridge, or the Builder.

Zoning. The Property is duly and validly zoned for the construction of the Project as a mixed-use planned community with _____ single-family residences and _____ town homes. Such zoning is unconditional, in full force and effect, and no attacks are pending or threatened with respect thereto. The transfer of the Property will cause no change in such zoning.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property and the Project, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in Exhibit C. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder (except for Estridge's and the Builder's rights expressly contemplated by this Agreement and the Lot Sales Agreement). Heretofore true, correct, and complete copies of all of such Contracts have been furnished, such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein..

Brokerage Commissions and Finders Fees. No brokerage fees or commissions are payable by or due from the purchaser at the closing of the Purchase Contract other than any commissions due to ______________________ pursuant to the Commission Agreement dated _____________, by and between Estridge and ________________ from the purchaser at closing, which commissions are included in the Proforma. All brokerage commissions and finder's fees due as a result of the purchase of the portion of the Property described in the Purchase Contract have been fully paid. The transfer of Estridge's rights in and to the Property to the Company as well as the assignment of the Purchase Contract by Estridge to the Company will not give rise to any additional rights to or claims for additional commissions or finder's fees. Excluded from the foregoing are broker's commissions due in connection with the sale or leasing of single family and town home units constructed on the Property.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Proforma. The Proforma sets forth all expenses and costs incurred or estimated to be incurred, in connection with the acquisition of the Property and the completion of the Project, including all costs and expenses incurred or estimated to be incurred, established and maintained in connection with the construction of the Improvements

Existing Permits and Applications. All building, zoning and other permits ("Permits") heretofore issued for the Project and all applications submitted and pending for the Project are listed and described on **Schedule E**. All of the Permits are issued in favor of and are owned solely by the Company. The Permits may be assigned and transferred without the imposition of additional conditions except for the payment of a scheduled re-issue fee. All issued Permits are in full force and effect, all fees required for the issuance thereof have been paid, and no actions to revoke such Permits are pending or threatened. The Company has entered into no other agreements to assign and transfer the Permits or to grant other rights to use the Permits.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property and the Project, including recaptures and impact fees, other than those that will be fully discharged pursuant to the closing escrow agreement approved by BCA II and Estridge and those described on **Schedule F**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property and the Project, other than as described in **Schedule F**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property and the Project, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property or the Project.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

_______________ **Name, Logos, Trademarks and Trade names**. The Company has exclusive rights to use the name "___________," in connection with the Property and the Project, which it can assign and transfer so that such name may be used without the payment of fees, royalties or charges. The Company owns and has authority to assign all rights to use the logos, trademarks and trade names, plus any applications filed or pending, previously obtained or filed for the Project and the Property.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property, other than assessments that may be levied by the Centennial Homeowner's Association, Inc.

Governmental Commitments. Except as listed on Schedule G, no commitments, undertakings, or agreements have been made with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Legal Description of Property owned

Schedule C - Permitted Exceptions

Schedule E - Permits

Schedule F - Liabilities

Schedule G - Government Commitments

Schedule A

Legal Description of Property owned

(See __ pages attached.)

Schedule C

Permitted Exceptions

[to be inserted]

Schedule E

Permits

[to be inserted]

Schedule F

Liabilities

[to be inserted]

Schedule G

Government Commitments

[to be inserted]

Exhibit 2.10

Operating Agreement of BCE Associates III, LLC

BCE ASSOCIATES III, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates, LP,
an Indiana limited partnership

as a Member

BCE ASSOCIATES III, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of January 18, 2006 by and between Estridge Development Company, Inc., ("Estridge"), and Billy Creek Associates, LP, an Indiana limited partnership ("Billy Creek")(Billy Creek, collectively with its Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On December 19, 2005, Estridge formed the Company to develop a planned residential community located in Hamilton County, Indiana, known as Centennial North (as further defined below, the "Project"), on property previously owned by Estridge. Estridge has previously contributed all of its right, title and interest in and to the Project to the Company. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Residential Lot Sales Agreement (the "Lot Sales Agreement") pursuant to which Builder will purchase from the Company upon the terms and conditions set forth in the Lot Sales Agreement all of the lots developed by the Company (the "Lots") in accordance with the Proforma Financial Information attached hereto as Exhibit C (the "Proforma"). Estridge and Builder have represented and warranted to the Investors on Exhibit G hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Lot Sales Agreement, the representations and warranties set forth on Exhibit G, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates III, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 1041 West Main Street, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to improve, own, and dispose of the Property in accordance with the Plans and Specifications and the Business Plan attached as Exhibit D and as otherwise provided in this Agreement (the "Project").

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property or the Project (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property or the Project unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. Unless expressly provided for in the Proforma or in this Agreement, no Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this

Agreement, the Lot Sales Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Lot Sales Agreement, any Related Document or the Project, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately repay in full the Company's debt to Community Bank set forth on Schedule C to Exhibit G hereto (an shall immediately obtain a release of Community Bank's mortgage on the Property), and otherwise solely to pay other Project Expenses provided for in the Proforma.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount, if any, equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement.

Section 4.3 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.4 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Project and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a sales report to be prepared on a quarterly basis which contains traffic information and a sales analysis of the Project. The Manager shall distribute these quarterly reports to each Investor by within thirty (30) days after the end of each quarter.

(b) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Project, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a comparison of the Company's financial results from the inception of the Company to the date of the report with those in the Proforma, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(c) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(d) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Project as the Majority Investors may reasonably request.

Section 6.3 Proforma. Attached as Exhibit C is a "Proforma" setting forth, on a monthly basis, among other information, the anticipated costs of completing the Project in accordance with the Business Plan and anticipated Revenues from sales of Lots pursuant to the Lot Sales Agreement.

Section 6.4 IRR Analysis.

(a) The Manager and the Builder have prepared an analysis of the expected Internal Rate of Return on the capital to be contributed by the Investors (the "Original IRR Analysis"), which is included in the Proforma. The Original IRR Analysis projects that, over the life of the Project the Investors will receive at a 19.5% Internal Rate of Return on the capital to be contributed by them hereunder. Not later than thirty (30) days after the end of each calendar quarter or more frequently as required in Section 6.4(b), the Manager shall prepare and deliver, at its own expense, to the Investors a revised analysis of the projected Internal Rate of Return to the Investors, as of the last day of that calendar quarter, prepared in accordance with this Section (a "Revised IRR Analysis"). Each Revised IRR Analysis shall calculate the expected Internal Rate of Return to the Investors (the "Projected IRR") using (i) Revenues actually received from closed sales of Lots as of the effective date of the report, (ii) Revenues projected for unsold Lots to be sold in accordance with the Proforma, (iii) Project Expenses paid as of the effective date of the report, (iv) unpaid Project Expenses which will be required to complete the Project in accordance with the Proforma. Each Revised IRR Analysis shall contain at least as much detail about incurred and projected Project Expenses and sales of Lots, as the Original IRR Analysis contains.

(b) At any time that the Manager believes that a Revised IRR Analysis will show a Projected IRR of less than a 19.5%, it shall immediately notify the Investors and deliver a Revised IRR Analysis, together with a calculation of the Projected Increased Sales Prices for Lots which are scheduled to be purchased by the Builder during the remainder of the Project, and such other information reasonably necessary to understand the cause or causes for the decrease in the Projected IRR. Nothing in this paragraph shall relieve the Manager from delivering the regularly scheduled Revised IRR Analysis required above.

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company including, site planning and engineering, and completion of infrastructure, hardscape and landscape on or ahead of schedule and at or below costs in the Proforma, shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business and to otherwise implement the Proforma, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall use its best efforts to cause the Company to timely complete the Project in accordance with the Business Plan, the Plans and Specifications and the Proforma. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance to the extent set forth in the Proforma.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) Unless specifically set forth in the Proforma, the Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) sell or convey the Project or any portion thereof or any interest therein;

(iii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iv) enter into any lease or other occupancy arrangement;

(v) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(vi) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vii) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager, including the Lot Sales Agreement;

(viii) acquire an interest in or transfer property to another Person, except pursuant to the Lot Sales Agreement;

(ix) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(x) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(xi) incur any debt for borrowed money other than as provided in the Proforma; or

(xii) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. The Company shall pay to the Manager a fee equal to three thousand ($3,000) at the time of closing of each Lot from the proceeds received by the Company from the Builder under the Lot Sales Agreement. This fee shall be used by the Manager solely to pay Administrative Expenses; provided, however, that if the Projected IRR for any Revised IRR Analysis is less than 19.5%, the Manager shall not be paid any fee unless the Projected IRR calculated for the next quarter has been increased to 19.5% in accordance with Section 10.3.

Section 7.6. No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary to cause the Project to be operated on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

(g) The Builder's obligations under Section 10.3 shall terminate upon the Majority Investors' election to dissolve the Company under Section 9.1(a), as provided in the Lot Sales Agreement.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) the Majority Investors have issued an Unmatured Event of Default Notice to Estridge and Builder has failed to pay the entire Projected Increased Sales Prices when due in accordance with Section 10.3;

(ii) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period");

(iii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iv) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Lot Sales Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 Obligation to Cure Projected IRR Deficiency. If any Revised IRR Analysis shows a Projected IRR of less than 19.5%, then Builder shall acquire Lots during the remainder of the Project for purchase prices which will cause that Revised IRR Analysis to yield a 19.5% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices").

Section 10.4 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
1041 West Main Street
Carmel, Indiana 46032
Attention: Michael J. Keller
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: 317/733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:________________________________
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP

By: _________________, its general partner
Otto N. Frenzel III

By: _________________, it general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit G and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:________________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.

By:________________________________
Paul E. Estridge, Jr. its President

GLOSSARY OF DEFINED TERMS

BCE Associates III, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Administrative Expenses: Expenses described on Exhibit F.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any proceeds from debt used to fund the payment of the Quarterly Distribution Payment less the sum of the following:

(a) Project Expenses paid during such period; plus

(b) a provision for reasonable working capital reserves and a reserve for projected Project Expenses, in each case in the amount set forth in the Proforma.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Improvements: As defined in Exhibit C.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Lot Sales Agreement: That certain agreement between the Company, as seller, and the Builder, as buyer, pursuant to which the Builder has the exclusive right and obligation to purchase the Lots at the prices set forth therein and herein for the sole purpose of constructing single family residences and selling them to the public.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Project (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Proforma: The Proforma attached as Exhibit C with such revisions as are approved in accordance with Section 6.4.

Project Expenses: All expenditures, expenses and charges relating to the acquisition, improvement or development of the Property, or any portion thereof, and the operations of the Company, including the fee payable pursuant to Section 7.6.

Projected Increased Sales Prices: Section 10.3.

Projected IRR: Section 6.4(a).

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 3% per quarter (i.e., a rate of 12% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from sales of Lots or otherwise.

Revised IRR Analysis: The reports required under Section 6.4.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	Proforma
EXHIBIT D	Business Plan for the Project
EXHIBIT E	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT F	Administrative Expenses (to be paid by Estridge out of its Fee)
EXHIBIT G	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates, LP	$3,500,000
Estridge Development Company, Inc.	Estridge has contributed to the Company the Property and its entire right, title and interest in the Project, including those assets described on Exhibit E. In addition, Estridge will contribute to the Company from time to time 100% of the cash equity required to complete the Project in excess of the capital contributions of the other Members set forth above.

EXHIBIT B

Legal Description of Property

See attached one (1) page.

Parcel I:

Part of the Southwest Quarter of Section 10, Township 18 North, Range 3 East, In Washington Township, Hamilton County, Indiana, being more particularly described as follows:

Beginning at the Southwest corner of said Quarter Section; thence North 00 degrees 09 minutes 24 seconds East (assumed bearing) along the West line of said Quarter Section a distance of 1312.51 feet to the Northwest corner of the South Half of said Quarter Section; thence North 89 degrees 22 minutes 30 seconds East along the North line of said Half Quarter Section a distance of 2,264.82 feet; thence South 00 degrees 02 minutes 51 seconds West 1,309.38 feet to the South line of said Quarter Section; thence South 89 degrees 17 minutes 48 seconds West along said South line 2,267.36 feet to the place of beginning.

Parcel II:

Part of the Southwest Quarter of Section 10, Township 18 North, Range 3 East in Washington Township, Hamilton County, Indiana, being more particularly described as follows:

Commencing at the Northeast corner of said Quarter Section; thence South 89 degrees 27 minutes 13 seconds West (assumed bearing) along the North line of said Quarter Section 440.00 feet to the POINT OF BEGINNING of this description; thence continuing South 89 degrees 27 minutes 13 seconds West along said North line 660.00 feet; thence South 00 degrees 00 minutes 39 seconds West parallel with the East line of said Quarter Section 1320.00 feet; thence North 89 degrees 27 minutes 13 seconds East parallel with the aforesaid North line 660.00 feet; thence North 00 degrees 00 minutes 39 seconds East parallel with the aforesaid East line 1320.00 feet to the place of beginning.

EXHIBIT C

Proforma

The Company will engage in the acquisition and development of 118 acres located in Hamilton County, Indiana (see **Exhibit B**). The Project will be developed for lots suitable for single family residential construction. The Company will not engage in the business of constructing residences and townhouses and, consequently, the capital requirements of the Company do not and will not include or reflect any costs incurred or to be incurred in connection with such stage of development.

The Property currently includes a total of 293 Lots which the Company presently intends to sell to the Builder on an "as-is" basis for the prices determined in the Lot Sales Agreement. The Builder is acquiring the Lots for the sole purpose of constructing residential dwelling units thereon. Each residence will fall into one of the following product types: Estridge 900 Series, 600 Series and Town Homes. The sale of the Lots to the Builder will take place in one or more takedowns in accordance with the schedules attached to the Proforma.

The Company will provide the Builder a building pad that will include water, sewer, gas and electric hook-up. The Company will also be responsible for roads, entry ways, entry walls and common area landscaping and the development of the community's amenity center and parkway, as outlined in the Proforma (the utility improvements, amenity center and parkway are referred to as the "Improvements").

The Builder will provide and maintain merchandised models within the Project for each product type, will construct all roads and provide all other infrastructure for the Project.

The Proforma attached as **Exhibit C** sets forth costs previously incurred and Estridge's and the Builder's current estimate of the costs anticipated to be incurred with respect to the acquisition of the Property and the construction of the Improvements on the Property and the anticipated sales proceeds to be derived from the sale of the Property.

EXHIBIT D

Business Plan

(See <u>Exhibit C</u> and Proforma)

EXHIBIT E

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. All rights to use the name "Centennial North."

2. All rights of Estridge and its Affiliates in any master plans, land use plans/models, architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for the Project (or any portion thereof).

3. All rights or benefits of Estridge and its Affiliates in and to all prior discussions with governmental bodies, entities and agencies with respect to the Project (or any portion thereof) and the Development Plan.

4. All right, title and interest of Estridge and its Affiliates to continue the negotiations, discussions and business arrangements with respect to the Project (or any portion thereof) and the Development Plan.

5. All agreements for utility services for the Project (or any portion thereof).

6. All other rights, licenses and permits related to the Project (or any portion thereof).

7. All rights or benefits in all professional studies on evaluating the Project (or any portion thereof).

8. All rights or benefits on bonds, security deposit or letters of credit required in connection with the Project (or any portion thereof).

9. The following Contracts: (See attached list)

List of Contracts

Description of Work	Vendor
Site Work (excavation of ponds, balance site, construct pads)	To be awarded
Storm & Sanitary Sewer Installation	To be awarded
Water Installation	To be awarded
Erosion Control	To be awarded
Curbs	To be awarded

EXHIBIT F

Administrative Expenses

(to be paid by Estridge out of its Fee)

All costs of administering this Project shall be paid by Estridge except to the extent otherwise specifically provided in the Proforma. Administrative expenses to be paid by Estridge include:

1. general office expenses, including overhead and compensation of office employees,

2. on site project supervision.

EXHIBIT G

Estridge and the Builder Representations and Warranties

As an inducement to Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has agreed to sell the Lots to the Builder in accordance with the terms of the Lot Sales Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Project, the Governmental Commitments, Permits or that could otherwise affect the Project or the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Project or the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Project, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Project, the Company, Estridge, or the Builder.

Compliance. The Property and the Project are in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Project or Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property and the Project. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property and the Project. Neither the Property nor the construction of the Project on the Property nor the use of the Project when completed will then violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Project or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Utilities. The Company has entered into binding agreements with the providers of water, storm and sanitary sewer, gas, electric and telephone services to provide such services in sufficient quantities for the construction and the operation of 293 Lots in the Project and nothing will prevent the Company from entering into similar agreements for such services in sufficient quantity to complete the remainder of the Project. The Company has obtained all Permits and approvals necessary to extend such lines and mains to bring such utility services to the Property. Such Permits and approvals are in full force and effect. The Company holds all rights to such Permits and approvals, has assigned no interests therein to others and has not contracted to assign or grant rights therein to others. Such agreements and Permits provide for no extraordinary or special (unique to the Property) tap-on charges and user fees. The plat of subdivision as recorded or separate recorded instruments provide recorded easements to service every Lot within the Project with all utilities.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Project, the Purchase Contract, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Zoning. The Property is duly and validly zoned for the construction of the Project. Such zoning is unconditional, in full force and effect, and no attacks are pending or threatened with respect thereto. The transfer of the Property will cause no change in such zoning.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property and the Project, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit E**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder (except for Estridge's and the Builder's rights expressly contemplated by this Agreement and the Lot Sales Agreement). Heretofore true, correct, and complete copies of all of such Contracts and all of the Plans and Specifications have been furnished to Billy Creek. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property, the Project or the transactions contemplated by this Agreement and the Lot Sales Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Proforma. The Proforma sets forth all expenses and costs incurred or estimated to be incurred, in connection with the acquisition of the Property and the completion of the Project, including all costs and expenses incurred or estimated to be incurred, established and maintained in connection with the construction of the Improvements. All estimates set forth in the Proforma are based on reasonable assumptions in light of the prior experience of Estridge and the Builder in connection with other projects similar to the Project.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder.

Existing Permits and Applications. All building, zoning and other permits ("Permits") heretofore issued for the Project and all applications submitted and pending for the Project are listed and described on **Schedule B**. All of the Permits are issued in favor of and are owned solely by the Company. The Permits may be assigned and transferred without the imposition of additional conditions except for the payment of a scheduled re-issue fee. All issued Permits are in full force and effect, all fees required for the issuance thereof have been paid, and no actions to revoke such Permits are pending or threatened. The Company has entered into no other agreements to assign and transfer the Permits or to grant other rights to use the Permits.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property and the Project, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property and the Project, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property and the Project, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property or the Project.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Name, Logos, Trademarks and Trade names. The Company has exclusive rights to use the name "Centennial North," in connection with the Property and the Project, which it can assign and transfer so that such name may be used without the payment of fees, royalties or charges. The Company owns and has authority to assign all rights to use the logos, trademarks and trade names, plus any applications filed or pending, previously obtained or filed for the Project and the Property.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property, other than assessments that may be levied by the Centennial North Homeowner's Association, Inc.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

1. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-023.000; Township: Washington; Assessed Value: Land - $55,800; Improvements - $0; Exemptions - $0 (Parcel I)

2. John Edwards Drain assessment for annual maintenance in the amount of $14.00 each installment.

3. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-025.000; Township: Washington; Assessed Value: Land - $15,500; Improvements - $0; Exemptions - $0 (Parcel I)

4. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-026.000; Township: Washington; Assessed Value: Land - $12,100; Improvements - $0; Exemptions - $0 (Parcel I)

5. John Edward Drain assessment for annual maintenance in the amount of $10.00 is paid.

6. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-027.000; Township: Washington; Assessed Value: Land - $35,900; Improvements - $0; Exemptions - $0 (Parcel I)

7. Taxes for the year 2005, due and payable May and November 2006. Parcel Number: 08-09-10-00-00-024.000; Township: Washington; Assessed Value: Land - $24,000; Improvements - $0; Exemptions - $0 (Parcel II)

8. John Edward Drain assessment for annual maintenance in the amount of $19.00 each installment.

9. Taxes for the year 2005 due and payable in 2006 are a lien not yet due and payable.

10. Possible municipal assessments, sewer use charges and/or impact fees levied by City of Carmel.

11. Rights of the public, the State of Indiana and/or the municipality, and others entitled thereto, in and to that part of the land taken or used for road purposes.

12. Rights of way for drainage tiles, ditches, feeders and laterals, if any.

13. Pipe line easement granted to Socony-Vacuum Oil Company, Inc. dated May 23, 1939 and recorded June 24, 1939 in Miscellaneous Record 34, page 277, transferred to Marathon Pipe Line Company by Assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11, as Instrument Number 6033.

14. Pipe line easement granted to Socony-Vacuum Oil Company, Inc. dated May 23, 1939 and recorded June 24, 1939 in Miscellaneous Record 34, page 271, transferred to Marathon Pipe Line Company by Assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11, as Instrument Number 6033.

15. Blanket easement for pipeline granted to Buckeye Pipeline Company recorded September 13, 1962 in Deed Record 175 page 315, as assigned and assumed by Assignment and Assumption of Rights of way in favor of Buckeye Pipe Line Company recorded in Easement Record 4, page 734.

16. Permanent non-exclusive utility easement granted to Hamilton Western Utilities, Inc. dated April 22, 1995 and recorded April 24, 95-22669.

17. Mortgage from Estridge Development Company, Inc. to Community Bank in the principal amount of $1,746,000.00 dated January 12, 2005 and recorded February 2, 2005 as Instrument No. 200500006533. (Parcel I)

18. Mortgage from Estridge Development Company, Inc. to Community Bank in the principal amount of $1,312,000.00 dated July 18, 2004 and recorded July 19, 2004 as instrument No. 200400050300. (Parcel II)

Schedule B

Permits

None.

Schedule C

Liabilities

Community Bank Loan	$3,080,106.79 (as of January 4, 2006)
Estridge Development Co.	$ 986,344.00
Total Liabilities	$4,066,450.79

*Per diem amount to Community Bank equals $658.33 per day.

Schedule D

Government Commitments

1. Centennial North Planned Unit Development Ordinance

Exhibit 2.11

Operating Agreement of BCE Associates IV, LLC

BCE ASSOCIATES IV, LLC,

an Indiana limited liability company

OPERATING AGREEMENT

among

Estridge Development Company, Inc.
an Indiana corporation

as a Member and the Manager

and

Billy Creek Associates, LP,
an Indiana limited partnership

as a Member

BCE ASSOCIATES IV, LLC

OPERATING AGREEMENT

This Operating Agreement ("Agreement") is made as of November 3, 2006 by and between Estridge Development Company, Inc., ("Estridge"), and Billy Creek Associates, LP, an Indiana limited partnership ("Billy Creek")(Billy Creek, collectively with its Permitted Transferees, referred to as the "Investors").

Definitions of certain terms used in this Agreement are set forth in the Glossary of Defined Terms attached to and forming a part of this Agreement.

On October 30, 2006, Estridge formed the Company to acquire and hold real estate for the future development of planned residential communities located in Hamilton County, Indiana, known as Symphony and Sunny Meadows. Substantially all of the stock of Estridge and The Estridge Group, Inc. ("Builder") is owned by Paul E. Estridge, Jr. (the "Guarantor"). As of the date of this Agreement, the Company and Builder are entering into a Real Estate Purchase Agreement related to the Symphony Real Estate and a Real Estate Purchase Agreement related to the Sunny Meadows Real Estate (collectively, the "Purchase Agreement") pursuant to which Builder will purchase the Property from the Company upon the terms and conditions set forth in the Purchase Agreement. Estridge and Builder have represented and warranted to the Investors on Exhibit D hereto that each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder from the Revenues the Company will receive from Builder pursuant to the Purchase Agreement. Builder and Estridge acknowledge that their covenants and other obligations under this Agreement and the Purchase Agreement, the representations and warranties set forth on Exhibit D, and the personal guaranty of the Guarantor, are the primary inducement for the Investors' investment in the Company.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual agreements set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Article 1
The Company

Section 1.1 Organization and Continuation. The Members hereby agree to continue the Company as a limited liability company under the Act as of the day and year first above written, for the purposes and upon the terms and conditions set forth in this Agreement.

Section 1.2 Name. The name of the Company shall continue to be BCE Associates IV, LLC and all business of the Company shall continue to be conducted in such name. The Manager shall cause to be filed such certificates as may be required to ensure that the Company is in compliance with the Act, any relevant assumed or trade name laws and other applicable laws.

Section 1.3 Place of Business. The principal office of the Company shall be located at 14300 Clay Terrace Boulevard, Suite 200, Carmel, Indiana, or at such other place as may be approved by the Manager.

Section 1.4 Purpose. The sole purposes of the Company shall be to acquire that certain real estate located in Hamilton County, Indiana described on Exhibit B (the "Property"), and to own and dispose of the Property pursuant to the Purchase Agreement. The acquisition of real estate will be accomplished in two separate transactions. The first transaction will be the acquisition of the Symphony Real Estate (as described on Exhibit B) which will be on or about October 31, 2006. The second transaction will be the acquisition of the Sunny Meadows Real Estate (as described on Exhibit B) which will close on or about December 15, 2006, unless Estridge secures development financing prior thereto and then the Company will not purchase the Sunny Meadows Real Estate.

Section 1.5 Purposes Limited. The Company's activities shall be only for the purposes specified in Section 1.4. Except as otherwise provided in this Agreement, the Company shall not engage in any other activity or business and no Member shall have any authority to hold itself out as an agent of another Member in any other business or activity.

Section 1.6 No Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

Section 1.7 Statutory Compliance.

(a) The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Manager shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. Additionally, the Company shall make all filings and pay all fees required to qualify the Company as a foreign limited liability company in each state in which the Company conducts any business and such qualification is necessary for the Members to maintain limited liability status.

(b) The Manager shall execute and file in the appropriate records any assumed or fictitious name certificate or certificates required by law to be filed in connection with the formation, qualification and continuation of the Company as a limited liability company, and shall execute and file such other documents and instruments and pay such fees as may be necessary or appropriate with respect to such formation, qualification and continuation of, and conduct of business by, the Company.

Section 1.8 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and, insofar as permitted by applicable law, no Member shall have any ownership interest in such property in its individual name or right except as expressly provided in this Agreement and each Member's interest in the Company shall be personal property for all purposes.

Section 1.9 Duration. The duration of the Company shall be perpetual, until dissolved pursuant to Article 9 of this Agreement.

Section 1.10 Registered Office and Registered Agent. The Company's initial registered agent for service of process and the registered office shall be that Person and location reflected in the Articles of Organization filed with the Indiana Secretary of State. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Indiana Secretary of State pursuant to the Act.

Article 2
The Members

Section 2.1 Identification. Estridge and Billy Creek shall be the initial Members of the Company. No other Person may become a Member except by way of a Transfer specifically permitted under and effected in compliance with Article 8 of this Agreement.

Section 2.2 Withdrawals. A Member may not withdraw from the Company except upon liquidation of the Company pursuant to Article 9 or by a permitted Transfer pursuant to Article 8. Except as otherwise provided herein, a Member shall not have the right to demand or withdraw all or any portion of its capital contributions or any other distribution until the time of (and on the same terms as) any such return or distribution is required to be made pursuant to Section 4.1. In no event shall a Member have a right to demand or receive property other than cash in return for capital contributions or otherwise.

Section 2.3 Conflicts.

(a) The Members and their Affiliates may conduct any business or activity whatsoever that is unrelated to the Property (including the acquisition, development, leasing, operation and sale of other real property) without any accountability to the Company or to any Member even if such business or activity competes with the business of the Company. Each Member understands that the other Members and their Affiliates may be interested, directly or indirectly, in various other such businesses and undertakings and each Member waives any rights it might otherwise have to share or participate in such other interests or activities of the other Members and their Affiliates.

(b) No Member or its Affiliates shall enter into any transaction with the Company or related to the Property unless the material facts of the transaction and the Member's (or its Affiliate's) interest is disclosed to the other Members and the transaction is authorized, approved or ratified by the Majority Investors and Estridge.

Section 2.4 Reimbursement and Fees. No Member and no Affiliate of a Member shall be paid any compensation by the Company for services to the Company or be reimbursed by the Company for any expenses whatsoever including, without limitation, overhead or general administrative expenses; provided, however, that the Company will reimburse the Investors for (a) all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any rights of the Investors under this Agreement, the Purchase Agreement or any Related Document or (ii) any insolvency or bankruptcy of the Company, Estridge or the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby and (b) one-half of all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with the structuring, negotiation and documentation of the transactions contemplated by this Agreement, the Purchase Agreement and any Related Document, or any subsequent amendments thereof.

Section 2.5 No Liability of Members. No Member shall be liable as such for any acts, debts or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for any acts, debts or liabilities of the Company.

Section 2.6 Duties of Members. Each Member shall have the duties (a) to act openly, honestly and reasonably with each other Member and with the Company; (b) not to misappropriate any property or assets of the Company for such Member's own benefit or for the benefit of any other Person; and (c) not to make any willful misrepresentation, or any statement that effectively constitutes a willful misrepresentation because of misleading omissions, to any other Member of the Company that could reasonably be expected to materially adversely affect the business, properties, assets, condition (financial or other) or prospects of the Company. Except as set forth in the preceding sentence, no Member, as such, shall have any duty of loyalty, duty of care or any other fiduciary duty of any character whatsoever to the Company or to any other Member. No Member as such shall be required to devote any time to the business of the Company.

Section 2.7 Indemnification of Investors. The Company shall indemnify, to the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, any Person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such Person is or was an Investor or an Affiliate of any Investor. To the fullest extent permitted by law as currently in effect or as the same may hereafter be amended, expenses incurred by any such Person in defending any such action, suit or proceeding shall be paid or reimbursed by the Company promptly upon receipt by it of an undertaking of such Person to repay such expenses if it shall ultimately be determined that such Person is not entitled to be indemnified by the Company. The rights provided to any Person by this Section shall be enforceable against the Company by such Person, who shall be presumed to have relied upon it in continuing to be a Member of the Company. The indemnification provided by this Section shall not be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled. No amendment of this Section shall impair the rights of any Person arising at any time with respect to events occurring prior to such amendment.

Article 3
Capital of the Company

Section 3.1 Initial Capital Contributions. The Members have made or shall make contributions to the capital of the Company of cash and property in the amounts, at the agreed values and at the times set forth opposite their respective names on Exhibit A attached hereto and incorporated herein by reference. No interest shall accrue on any contributions to the capital of the Company, and no Member shall have the right to withdraw or to be repaid any capital contributed by it, except as specifically provided in this Agreement.

Section 3.2 Use of Proceeds. The Company shall use the capital contributions made by the Investors to immediately purchase the Property in addition to the financing provided by Monroe Bank as set forth on Schedule C to Exhibit D.

Section 3.3 No Further Capital Contributions. Except for the cash and property required to be contributed pursuant to Section 3.1, the Members shall not be required to contribute additional capital to the Company.

Section 3.4 Member Loans. In the event that funds are needed by the Company for its operations, any Member may (but shall not be required to) loan such funds to the Company under such terms and conditions as may be agreed to between the Member and the Company, with the prior written consent of the Majority Investors.

Article 4
Distributions

Section 4.1 Distribution of Available Cash. All Available Cash shall be distributed at least quarterly on the first business day of each calendar quarter in the following order of priority:

(a) First, to the Investors in an amount equal to the Quarterly Distribution Payment;

(b) Next, to the Investors to the extent of their Undistributed Capital Contributions as of the date of such distribution;

(c) Next, to the Investors to the extent of their Undistributed Priority Return as of the date of such distribution; and

(d) Thereafter, one hundred percent (100%) to Estridge.

All distributions to the Investors hereunder shall be payable to them pro rata in proportion to the capital contributions made by them (or their predecessors) to the Company pursuant to this Agreement. Except for Section 4.1(a) above, the Members do not expect a distribution until all or part of the Property is sold.

Section 4.2 In-Kind Distribution. Assets of the Company shall not be distributed in kind to the Members, without the prior written approval of the Manager and the Majority Investors.

Section 4.3 Restriction on Distributions. The Company shall not make any distribution to the Members unless (a) immediately after giving effect to the distribution, the Company shall have sufficient cash available to meet the reasonably anticipated needs of the Company; and (b) such distribution is made in compliance with the Act.

Article 5
Allocations and Tax Matters

Section 5.1 Allocation of Net Profits and Net Loss in General. Except as otherwise provided in this Article 5, Net Profits or Net Loss of the Company (and each item thereof) for each Fiscal Year or other period shall be allocated to the Members as follows:

(a) Net Profits shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Loss previously allocated to Estridge pursuant to Section 5.1(b)(iv) exceeds the aggregate Net Profits previously allocated to Estridge pursuant to this Section 5.1(a)(i);

(ii) Next, to the Investors to the extent of the amount by which the aggregate Net Loss previously allocated to them pursuant to Section 5.1(b)(iii) exceeds the aggregate Net Profits previously allocated to them pursuant to this Section 5.1(a)(ii);

(iii) Next, to the Investors to the extent of the amount by which their accrued Net Priority Return for all years of the Company's operations exceeds the aggregate Net Profits previously allocated to the Investors pursuant to this Section 5.1(a)(iii) for all years of the Company's operations; and

(iv) Thereafter, one hundred percent (100%) to Estridge.

(b) Net Loss shall be allocated in the following order of priority:

(i) First, to Estridge in proportion to, and to the extent of, the amount by which the aggregate Net Profits previously allocated to Estridge pursuant to Section 5.1(a)(iv), exceeds the aggregate Net Loss previously allocated to Estridge pursuant to this Section 5.1(b)(i);

(ii) Next, to the Investors, and to the extent of the amount by which the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(iii), exceeds the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(ii);

(iii) Next, to the Investors to the extent of the amount by which their Undistributed Capital Contributions exceed the excess of (1) the aggregate Net Loss previously allocated to them pursuant to this Section 5.1(b)(iii), over (2) the aggregate Net Profits previously allocated to them pursuant to Section 5.1(a)(ii); and

(iv) Thereafter, one hundred percent (100%) to Estridge.

Section 5.2 Income Offset. Notwithstanding any other provision of this Agreement, no Net Loss or item of deduction or loss shall be allocated to a Member to the extent such allocation would cause or increase a deficit balance in such Member's capital account. In determining the extent to which the previous sentence is applicable in any Fiscal Year, each Member's capital account also shall be reduced by (i) allocations of loss and deduction that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member pursuant to Section 704(e)(2) of the Code, Section 706(d) of the Code and Treasury Regulations Section 1.751-1(b)(2)(ii), and (ii) distributions that, as of the end of such Fiscal Year, reasonably are expected to be made to such Member to the extent they exceed offsetting increases to such Member's capital account that reasonably are expected to occur during (or prior to) the Company taxable years in which such distributions reasonably are expected to be made. Any deduction denied to a Member because of this Section 5.2 shall be allocated to the other Members in proportion to their respective Interests. If any Member unexpectedly receives an allocation or distribution described in clause (i) or (ii) above, which causes a deficit balance in such Member's capital account (as modified pursuant to this Section 5.2), such Member will be allocated items of income and gain (consisting of a pro rata portion of each item of Company income and gain for such year) in an amount and manner sufficient to eliminate such deficit, as quickly as possible.

Section 5.3 Compliance with Regulations. The foregoing provisions of this Agreement relating to the allocation of Net Profit and Net Loss are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. The Members expect and intend that upon the liquidation of the Company, after giving effect to all contributions and all allocations for all periods, and to distributions of the Undistributed Capital Contributions plus all Undistributed Priority Returns, the Members' capital accounts will have positive balances in proportions that are consistent with the manner in which distributions will be made under Section 4.1. If at any time it becomes apparent that this would not be the result, then the allocations provided for in this Article 5 shall be modified in a manner consistent with Treasury Regulations Section 1.704-1(b) and 1.704-2(b) and Approved by the Members to the extent necessary to cause the Members' capital account balances to be in such proportions.

Section 5.4 Special Basis Adjustment. In connection with any Transfer of an Interest permitted by the terms of this Agreement, or any distribution of Company property to a Member, the Company (at the written request of any Member) shall elect under Section 754 of the Code, at the time and in the manner provided in Treasury Regulations Section 1.754-1(b) (or any like statute or regulation then in effect), to adjust the basis of the Company's assets, provided that in the case of a Transfer the transferee pays all costs incurred by the Company in connection therewith, including reasonable attorneys' and accountants' fees.

Section 5.5 Tax Matters Partner. The Manager is hereby designated as the "Tax Matters Partner" pursuant to the Code and, to the extent authorized or permitted under applicable law, the Tax Matters Partner shall represent the Company in connection with all examinations of Company affairs by taxing authorities, including resulting administrative and judicial proceedings.

Article 6
Accounting and Records

Section 6.1 Books and Records.

(a) The Manager shall keep at the Company's principal office separate books of account for the Company which shall show a true and accurate record (including bills and invoices) of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company business. Such books and records shall be kept in accordance with generally accepted accounting principles consistently applied.

(b) Each Member shall, at its sole expense, have the right, at any time during normal business hours and without notice to the others, to examine, copy and audit the Company's books and records. As often as may be reasonably requested, the Manager shall permit any authorized representative designated by any Member, at such Member's own expense, to visit and inspect the Property and to discuss the Company's affairs, finances and accounts with the Manager and its representatives and the Accountants, all upon reasonable advance notice and at reasonable times during normal business hours.

Section 6.2 Reports.

(a) The Manager, at its own expense, shall cause a report to be prepared on a quarterly basis which contains relevant information regarding the Property, including summaries of significant actions and events taken by the Company, a statement of sources and uses of funds, income statement and balance sheet, a schedule of projected taxable income for the Company and any other information the Majority Investors may reasonably request and which can be obtained and presented without undue effort and expense. The Manager shall distribute these quarterly reports to the Investors within thirty (30) days after the end of each quarter.

(b) Within forty five (45) days after the end of each Fiscal Year, the Manager shall furnish each Member with financial statements of the Company which shall contain a balance sheet as of the end of the Fiscal Year, statements of profit and loss, Available Cash, and a statement of changes in the capital accounts and financial position for the Fiscal Year then ended.

(c) The Manager shall promptly deliver to the Investors such additional financial and other information regarding the business and affairs of the Company and the Property as the Majority Investors may reasonably request.

Section 6.3 [Intentionally omitted].

Section 6.4 [Intentionally omitted].

Section 6.5 Tax Returns. The Manager shall cause the Accountants to prepare, at the Company's expense, on a cash or accrual basis, as Approved by the Members, all income and other tax returns of the Company and, subject to the provisions of Section 7.5, cause the same to be filed in a timely manner. Within 60 days after the end of each tax year of the Company, the Manager shall deliver to each Person that is or was a Member at any time during such tax year, such tax information as shall be necessary for the preparation by such Persons of their federal income tax returns. Upon the reasonable request of any such Person, the Manager shall furnish to such Person such additional information as is reasonably available to the Manager with respect to the Company as may be necessary to file other required returns or reports with governmental agencies. The Manager shall notify the Members and Assignees of any available tax refunds, credits or exemptions promptly in writing after the Manager becomes aware thereof.

Section 6.6 Fiscal Year. The fiscal year of the Company (its "Fiscal Year") shall be the calendar year or any other period approved by the Manager. As used in this Agreement, a Fiscal Year shall include any partial Fiscal Year at the beginning or end of the term of the Company.

Section 6.7 Bank Accounts.

(a) The Manager shall have responsibility for the safekeeping and use of all funds and assets of the Company. The funds of the Company shall not be commingled with the funds of any other Person and the Manager shall not employ, or permit any other Person to employ, such funds in any manner except for the benefit of the Company.

(b) The bank accounts of the Company shall be maintained in such banking institutions selected by the Manager, and withdrawals shall be made only in the regular course of Company business and as otherwise authorized in this Agreement on such signature or signatures as the Manager may determine.

(c) All funds of the Company shall be invested in such investments as are Approved by the Members other than for cash management in the normal course of business.

Article 7
Management and Operations

Section 7.1 Management. The day to day business and affairs of the Company shall be managed by its Manager. The Manager shall direct, manage, and control the day to day business of the Company to the best of its ability. Except for situations in which the approval of the Investors or the Members is required by this Agreement or by nonwaivable provisions of applicable law, the Manager shall have the authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, including, but not limited to:

(a) To do and perform all acts as may be necessary or appropriate to the conduct of the Company's business;

(b) To purchase liability and other insurance to protect the Company's property and business;

(c) To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies and any other instruments or documents necessary to the business of the Company; and

(d) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Manager may approve; provided, that any such agreements (whether or not written) between the Manager and any of its Affiliates shall be subject to the prior written approval of the Majority Investors.

Section 7.2 Standard of Care. The Manager shall discharge its duties as Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Manager reasonably believes to be in the best interests of the Company.

Section 7.3 Insurance.

(a) Coverage. The Manager shall procure and maintain, or cause to be procured and maintained, at its expense, insurance in amounts that are customary and reasonable for the Company's business and in any event in amounts sufficient to enable the Company to comply with applicable laws, regulations and requirements, provided that the Company shall be responsible for the costs of liability insurance.

(b) Policy Standards. All policies of insurance shall be issued by an insurer, shall be in form and for amounts (including deductible and/or indemnity provisions) approved by the Majority Investors, and shall name the Members and the Manager as additional insureds.

(c) Administration. The Manager shall act on behalf of all named insureds under each such insurance policy with respect to all matters pertaining to the insurance afforded by each such policy, including the giving and receipt of notice of cancellation, the payment of premiums and the receipt of return premiums, if any, and of such dividends as may be declared by any of the insurance companies issuing any of such policies.

Section 7.4 Personnel. The Manager is authorized to exercise its powers and discharge its duties hereunder through its officers and/or employees and representatives. Neither the Manager nor any Affiliate of the Manager shall be required to devote its full time to the business of the Company, but shall only be obligated to devote such time and attention to the conduct of the business of the Company as shall be reasonably required for the conduct of such business.

Section 7.5 Major Decisions.

(a) The Manager shall have no authority to do any of the following acts on behalf of the Company without the prior written approval of the Majority Investors:

(i) acquire, by purchase, lease, or otherwise, any direct or indirect interest in any property in addition to the Property, or make any capital improvements;

(ii) confess a judgment against the Company, submit a Company claim to litigation or arbitration, or settle any litigation or arbitration;

(iii) enter into any lease or other occupancy arrangement;

(iv) admit a new Member to the Company or issue any profits interest in the Company to any Person;

(v) do any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company;

(vi) enter into, modify, terminate, or waive any breach of or default under or give any consent under any agreement with the Manager or any Affiliate of the Manager;

(vii) acquire an interest in property, or transfer the Property to another Person, except pursuant to the Purchase Agreement;

(viii) give any consent or approval under any contract or agreement if the subject of such consent or approval would require approval of the Investors under this Section were it to be undertaken directly by the Company;

(ix) effect any reorganization of the Company into any other legal form, or any merger or consolidation of the Company with or into any other Person;

(x) incur any debt for borrowed money other than to Monroe Bank in an amount not to exceed $7,135,202 in connection with the financing of the acquisition of the Property; or

(xi) petition or apply to any tribunal for the appointment of a trustee or receiver or for the liquidation of any of its assets or commence any proceeding on behalf of the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts law of any jurisdiction or consent to the filing of any such proceedings by any other person.

Section 7.6 Fees. No fee shall be paid by the Company to the Manager.

Section 7.7 No Resignation by Estridge. Estridge may not resign as Manager without the prior written consent of the Majority Investors in their sole discretion.

Article 8
Transfer of Interests

Section 8.1 Restrictions on Transfer. Except as expressly provided for in this Agreement, no Member may Transfer all or any portion of its Interest or withdraw from the Company. Any such attempted Transfer, withdrawal or retirement not permitted hereunder shall be null and void.

Section 8.2 Permitted Transfers. Subject to Section 8.4 below, the following Transfers of Interests are permitted by this Agreement:

(a) a Transfer made by an Investor to its Affiliates;

(b) a Transfer made by an Investor who is a natural person, (i) upon the death or disability of the Investor his personal representatives, guardians, executors, administrators, testamentary trustees, legatees or beneficiaries (the "Estate"); (ii) to a trust, partnership, limited liability company or other estate planning vehicle the beneficiaries, partners or members of which are only the Investor and his spouse, siblings, stepchildren or direct lineal ancestors or descendants (a "Trust"); (iii) made as a gift to the Investor's spouse, lineal descendants or stepchildren (the "Family"); or (iv) by the Estate, a Trust or the Family (the "Family Group") to any other member of that Family Group; or

(c) a Transfer made with the prior written consent of the Manager and the Majority Investors in their discretion.

Section 8.3 Assignee Not A Member in Absence of Approval. Notwithstanding Section 8.2 or anything in this Agreement to the contrary, any transferee of an Interest shall be an assignee and have no right to participate in the management of the business and affairs of the Company, to exercise any voting power with respect to the transferred Interest, or to become a Member, unless the Manager and the Majority Investors approve the admission of the transferee as a Member; provided, however, that no approval for such admission shall be required if the transferee is an existing Member, or an Affiliate or the member of the Family Group of an existing Member, at the time of such Transfer (unless such Transfer is to a Family Group member in connection with a divorce proceeding).

Section 8.4 General Transfer and Compliance Provisions.

(a) All permitted Transfers shall be by instrument in form and substance reasonably satisfactory to counsel for the Manager, shall contain an expression by the assignee of its intention to accept the assignment and to accept and adopt all of the terms and provisions of this Agreement, as the same may have been amended, and shall provide for the payment by the assignor of all reasonable expenses incurred by the Company in connection with such assignment, including the amendments to this Agreement necessary to reflect such Transfer.

(b) Notwithstanding anything to the contrary herein, in no event shall any Member Transfer an Interest or permit any Transfers by its direct and indirect owners if, as a result, the Company would terminate under Section 708 of the Code if such termination would cause any Member or the Company to recognize a material amount of income or gain or incur a material amount of expense.

Section 8.5 Tax Allocations and Cash Distributions. If any Interest is Transferred during any Fiscal Year, Net Profits and Net Loss, or each item thereof, and all other items attributable to such Interest for such Fiscal Year shall be allocated to the transferee in accordance with Section 706(d) of the Code, using any conventions permitted by law and selected by the Manager. All distributions paid on or before the date of a Transfer shall be paid to the transferor, and all distributions paid thereafter shall be made to the transferee. Any reference in this Agreement to a capital contribution of, or distribution to, a Person shall include all capital contributions or distributions previously made by or to any predecessor of such Person on account of its Interest so transferred. If a Transfer does not comply with the provisions of this Article 8, then all of such items shall be allocated to the Person who attempted to make the Transfer.

Article 9
Termination of the Company

Section 9.1 Events of Dissolution. The Company shall dissolve upon the first to occur of the following events:

(a) at the election of the Majority Investors at any time after the Majority Investors notify Estridge that an Event of Default has occurred, whether or not the Majority Investors have exercised their right to remove Estridge;

(b) the sale or other disposition of all or substantially all of the assets of the Company with the prior written approval of the Majority Investors, unless such sale or other disposition involves any deferred payment of the consideration for such sale or disposition, in which case the Company shall not dissolve until the last day of the calendar year during which the Company shall receive the balance of such deferred payment;

(c) the mutual written determination of the Manager and the Majority Investors to dissolve the Company;

(d) at any time that there ceases to be at least one Member; or

(e) the issuance of a decree of dissolution by a court of competent jurisdiction.

Section 9.2 Effect of Dissolution. Upon dissolution of the Company pursuant to Section 9.1, the Company shall continue solely for the purposes of liquidating all of the assets owned by the Company (until all such assets have been sold or liquidated) and collecting the proceeds from such sales and all receivables of the Company or until the same have been written off as uncollectible. Upon such dissolution, the Company shall engage in no business thereafter other than that necessary with respect to the Property on an interim basis and for the Company to collect its receivables, liquidate its assets and pay or discharge its liabilities.

Section 9.3 Sale of Assets by Liquidating Trustee.

(a) Upon dissolution of the Company, the Manager shall, as "Liquidating Trustee", proceed diligently to wind up the affairs of the Company and distribute its assets, unless the dissolution occurred because of an event described in Section 9.1(a) in which case the Majority Investors may, in their discretion, designate another Person to be Liquidating Trustee. Another Person may be selected by the Majority Investors to succeed the original Liquidating Trustee, or to succeed any subsequently selected successor, whenever the Person originally selected or any such subsequently selected successor, as the case may be, fails for any reason to carry out such purpose. The Liquidating Trustee may be an individual or Entity.

(b) The Liquidating Trustee shall promptly after dissolution offer all of the assets of the Company, other than cash, (either as an entirety or on an asset-by-asset basis) promptly for sale, upon such terms as the Liquidating Trustee shall determine.

(c) The fact that a Person is a Member or its Affiliates shall not preclude the Person from bidding for any or all of the assets being offered for sale.

(d) The decision to accept or reject an offer to purchase assets of the Company (a "Purchase Offer") shall be made solely by the Liquidating Trustee, provided, however, that if the dissolution occurred because of an event described in Section 9.1(a) the Liquidating Trustee shall not accept a Purchase Offer without the approval of the Majority Investors.

(e) In winding up the affairs of the Company, the Liquidating Trustee shall pay the liabilities of the Company in such order of priority as provided by law. Distributions to the Members shall be made in accordance with their positive capital account balances, taking into account all capital account adjustments for the Company's taxable year in which the liquidation occurs. Notwithstanding the foregoing, distributions made pursuant to this Article 9 are intended to be in strict compliance with the priority of distributions required by Section 4.1 hereof and if distributions pursuant to this Article 9 do not comply with the requirements Section 4.1, the capital account balances of the Members will be adjusted by reallocating allocations of gross income and deductions to the full extent permitted under Section 704 of the Code until such capital account balances are in such amounts to cause the final distribution pursuant to this Article 9 to conform to the requirements of Section 4.1.

(f) Liquidation proceeds shall be paid within 60 days of the end of the Company's taxable year or, if later, within 90 days after the "date of liquidation" (as such term is defined in the Treasury Regulations). Such distributions shall be in cash unless the Majority Investors agree otherwise.

Article 10
Removal of Estridge

Section 10.1 Removal of Estridge. Notwithstanding anything contained in this Agreement to the contrary:

(a) The Majority Investors shall have the right to remove Estridge pursuant to this Section at any time after the occurrence of any of the following events (each an "Event of Default"):

(i) Estridge, the Builder or the Guarantor has failed to cure an Unmatured Event of Default (whether or not it is capable of being cured) within thirty (30) days after the Majority Investors have notified Estridge that the default must be cured (the "Cure Period");

(ii) Estridge, the Builder or the Guarantor (i) is generally not paying, and admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(iii) a court or governmental authority of competent jurisdiction enters an order appointing, without consent by Estridge, the Builder or the Guarantor, as applicable, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering its dissolution, winding up or liquidation, or any such petition shall be filed against Estridge, the Builder or the Guarantor and such petition shall not be dismissed within thirty (30) days.

(b) The Majority Investors may exercise their right to remove Estridge at any time after the occurrence of any Event of Default, by giving Estridge notice of the exercise of this right, which notice will set forth the basis for removal and the effective date, which may be immediately upon delivery of the notice (the "Removal Notice").

(c) Unless the Removal Notice specifies otherwise, upon delivery of the Removal Notice Estridge shall cease to be the Manager and a Member of the Company and shall have no further right to participate in the Company's business, Net Profits, Net Loss or distributions. Upon removal of Estridge, Estridge's entire Interest in the Company and its rights under this Agreement shall automatically and immediately cease without the payment of any consideration therefore. Such removal shall not relieve Estridge, the Builder, the Guarantor or any of their Affiliates from any liability that any of them may have for breach of this Agreement, the Purchase Agreement, the Guaranty of the Guarantor or any other Related Document. Upon such removal, Estridge shall immediately turn over to the Majority Investors or their designee possession of all of the Company's books, records, properties and assets.

Section 10.2 Unmatured Events of Default. The occurrence of any of the following shall constitute an "Unmatured Event of Default":

(a) Estridge, the Builder, the Guarantor or any of their respective Affiliates has breached or otherwise failed to comply with any provision of this Agreement, the Purchase Agreement, the Guaranty of the Guarantor or any of the other Related Documents; or

(b) the Guarantor dies, ceases to own a controlling interest in Estridge or the Builder, or ceases to be the chief executive officer of Estridge and the Builder active in the full time management of their business.

Estridge shall notify the Investors immediately upon learning that any Unmatured Event of Default has occurred. At any time after learning that an Unmatured Event of Default has occurred, the Majority Investors may notify Estridge that they intend to remove Estridge if the Unmatured Event of Default is not cured (whether or not it is capable of being cured) within the Cure Period (an "Unmatured Event of Default Notice").

Section 10.3 No Waiver. Failure of any Member to insist upon compliance with any provision of this Agreement shall not constitute a waiver of the rights of such Member to subsequently insist upon compliance with that provision or any other provision of this Agreement.

Article 11
Miscellaneous

Section 11.1 Notices. All notices required or permitted by this Agreement shall be in writing and may be delivered in person to any party or may be sent by registered or certified mail, with postage prepaid, return receipt requested and with a copy by telefacsimile, or may be transmitted by telegraph, commercial overnight carrier service, personal delivery, telefacsimile or other commercially reasonable means and addressed:

in the case of Estridge, to:

The Estridge Development Company, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
Attention: Paul Hayes
Fax number: 317/582-2452

with a copy to:

Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, IN 46204
Attention: Michael J. Messaglia, Esq.
Fax number: 317/636-1507

and in the case any Investor, to such Investor:

c/o Brian J. Brunner
CenterPoint Consulting LLC
P.O. Box 280
56 North Main Street
Zionsville, IN 46077
Fax number: 317/733-3555

with copies to:

Baker & Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Fax number: 317/569-4613

or to such other address as shall, from time to time be supplied in writing by any party to the others. Notice sent by registered or certified mail, postpaid, with return receipt requested, addressed as above provided, shall be deemed given on the day of actual receipt or four (4) business days after deposit in the United States mail, whichever is earlier. If notice is telegraphed or faxed the same shall be deemed given the first business day after the transmission thereof. If notice is sent by commercial overnight carrier, the same shall be deemed given the first business day after such notice is receipted by such carrier for next day delivery. Any notice or other document sent or delivered in any other manner shall be deemed given only if and when received.

Section 11.2 Successors and Assigns. Subject to the restrictions on Transfer set forth herein, this Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

Section 11.3 No Oral Modifications; Amendments. No oral amendment of this Agreement shall be binding on the Members. This Agreement may be amended only by a written instrument executed by Estridge and the Majority Investors.

Section 11.4 Captions. Any article, section or paragraph title or caption contained in this Agreement and the table of contents are for convenience of reference only and shall not be deemed a part of this Agreement.

Section 11.5 Terms. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person or Entity may in the context require. Any reference to the Code, Act or other statutes or laws shall include all amendments, modifications or replacements of the specific sections and provisions concerned. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

Section 11.6 Invalidity. If any provision of this Agreement shall be held invalid, it shall not affect in any respect whatsoever the validity of the remainder of this Agreement.

Section 11.7 Counterparts. This Agreement may be executed in the original or by telecopy in counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same instrument, binding on the Members, and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 11.8 Further Assurances. The parties hereto agree that they will cooperate with each other in good faith and will execute and deliver, or cause to be delivered, all such other instruments, and will take all such other actions, as either party hereto may reasonably request from time to time in order to effectuate the provisions and purposes hereof.

Section 11.9 Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement between the Members with respect to the matters covered hereby. This Agreement supersedes all prior written and oral statements and no representation, statement, condition or warranty not contained in this Agreement shall be binding on the Members or have any force or effect whatsoever.

Section 11.10 Enforcement Rights. Each party to this Agreement acknowledges and agrees that the agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, each party hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against any party to enforce, or otherwise act in respect of, the agreements of such party set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

Section 11.11 Attorneys' Fees. If any proceeding is brought by one Member against another to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Member shall be entitled in such proceeding to recover reasonable attorneys' fees together with the costs of such proceeding therein incurred from the nonprevailing Member. Except as provided in Section 2.4 hereof, each Member shall pay its own attorneys' fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 11.12 Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

Section 11.13 No Third Party Beneficiary. This Agreement and any other agreement among the Members to pay any amount and any assumption of liability herein or therein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and assigns, and neither this Agreement nor such other agreement or assumption shall inure to the benefit of the obligees of any indebtedness or any other party whomsoever, it being the intention of the Members that no one shall be deemed to be a third party beneficiary of this Agreement or such other agreement.

Section 11.14 Exhibits and Glossary. Each of the Exhibits and the Glossary attached hereto are hereby incorporated herein and made a part hereof for all purposes, and references thereto in this Agreement shall be deemed to include this reference and incorporation.

Section 11.15 Estoppels. Each Member shall, upon not less than fifteen (15) days' written notice from another Member specifying the purpose for and the addressee of such statement, execute and deliver to that other Member a statement stating whether or not there are, to such Member's knowledge without independent investigation, any uncured defaults under this Agreement on the part of any other Member and its Affiliates and specifying such defaults if any are claimed. Any such statement may be relied upon by third parties, but shall not otherwise release the Member for whose benefit such statement is delivered from the consequences of any uncured defaults hereunder whether or not disclosed in such statement.

Section 11.16 References to this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated. The words "herein," "hereof," "hereunder," "hereby," "this Agreement" and other similar references shall be construed to mean and include this Agreement and all amendments thereof and supplements thereto unless the context shall clearly indicate or require otherwise.

Section 11.17 Consents and Approvals. Whenever the consent or approval of a Member is required by this Agreement, such Member shall have the right to give or withhold such consent or approval in its sole discretion, unless otherwise specified.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;

SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:______________________________
Paul E. Estridge, Jr. its president

Billy Creek Associates, LP

By: ________________, its general partner
Otto N. Frenzel III

By: ________________, it general partner
Eleanor F. Bookwalter

For purpose of joining in making the representations attached as Exhibit D and agreeing to be bound to the terms of this Agreement the undersigned have executed this Agreement as of the date and year first above written.

Estridge Development Company, Inc.

By:______________________________
Paul E. Estridge, Jr. its President

The Estridge Group, Inc.

By:______________________________
Paul E. Estridge, Jr. its President

GLOSSARY OF DEFINED TERMS

BCE Associates IV, LLC
Operating Agreement

The following terms, as used in this Agreement, shall have the meanings set forth in this Glossary or in the sections of this Agreement referred to after each term.

Accountants: Somerset CPAs, P.C. or such other firm of nationally-recognized independent certified public accountants as may be Approved by the Members.

Act: The Indiana Business Flexibility Act as from time to time in force.

Affiliate: A Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, manager, managing member, partner, trustee, employee, stockholder (fifteen percent (15%) or more) or direct or indirect owner of any Person referred to in the preceding clause or their respective family members, which includes children of a spouse and of a former spouse. For purposes of this definition, the term "control" means the ownership of beneficial interests in an Entity which in the aggregate give the owner thereof the right to cast fifteen percent (15%) or more of the votes with respect to any question that may be decided by owners of interests in such Entity. However, in no event shall any Investor or its Affiliates be deemed an Affiliate of the Company, Estridge or their Affiliates and in no event shall Estridge or its Affiliates be deemed an Affiliate of any Investor or its Affiliates.

Agreement: As defined in the Preamble.

Approved by (or Approval of) the Members: That the action in question has been approved in writing by Estridge and the Majority Investors.

Available Cash: As to any particular Fiscal Year or portion thereof, Revenues plus any capital contributions by Estridge used to fund the Quarterly Distribution Payment less the sum of any expense of the Company, the payment of the debt to Monroe Bank and a reasonable reserve.

Code: The Internal Revenue Code of 1986, as amended from time to time and all published rules, rulings and regulations thereunder at the time of reference thereto.

Company: The limited liability company governed by the Agreement as said limited liability company may from time to time be constituted and amended.

Entity: Any general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association.

Events of Default: Section 10.1(a).

Fiscal Year: Section 6.6.

Interest: The entire interest (which may be segmented into and/or expressed as a percentage of various rights and/or liabilities, as applicable) of a Member in the Company at any particular time, including the right of a Member to any and all benefits to which a Member may be entitled as provided in this Agreement and in the Act, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

Internal Rate of Return or IRR: The annual discount rate that results in a net present value equal to zero when the discount rate is applied to all capital contributions made by, and all distributions received by, a Person (with all cash flows recorded on the actual day that such funds were disbursed), all calculated in accordance with accepted financial practice.

Liquidating Trustee: Section 9.3.

Majority Investors: Those Investors that have made a majority of the capital contributions made by the Investors.

Manager: Estridge, provided that, if Estridge is removed in accordance with Section 10.1, the Majority Investors shall have the right, in their sole discretion, to appoint any other Person to become a successor Manager hereunder.

Member: Estridge, Billy Creek and such successors, assigns or additional members as may be admitted as members of the Company, from time to time, pursuant to the terms of this Agreement.

Net Priority Return: The amount by which an Investor's Priority Return exceeds the Investor's capital contributions to the Company.

Net Profits and Net Loss: "Net Profit" and "Net Loss" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss;

(b) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures under Code Section 704(b) and not otherwise taken into account in computing Net Profit or Net Loss shall be subtracted from such taxable income or loss; and

(c) any amount that is allocated pursuant to Section 5.2 shall be excluded from the determination of Net Profit and Net Loss.

Person: Any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

Permitted Transferee. A transferee in a Transfer of an Interest permitted by Section 8.2 hereof.

Plans and Specifications: All architectural or engineering plans, specifications, working drawings, designs, models and other similar architectural or engineering materials prepared for or in connection with the Property (or any portion thereof).

Priority Return: The amount of cash distributions which, if received by the applicable Investor on the date of determination, would result in an Internal Rate of Return to the Investor of 19.5% (computed in accordance with the definition of "Internal Rate of Return" herein and taking into consideration the timing and amounts of all capital contributions and distributions in respect of such Investor's Interest in the Company).

Purchase Agreement: As defined in the Preamble.

Purchase Offer: Section 9.3(d).

Quarterly Distribution Payment: With respect to each Investor, an amount equal to the product of (x) 1.75% per quarter (i.e., a rate of 7.0% per annum) multiplied by (y) the amount of the Investor's Undistributed Capital Contributions (calculated prior to giving effect to any distribution pursuant to Section 4.1(b) for such quarter).

Revenues: As to any particular Fiscal Year or portion thereof, the total cash receipts of the Company from the sale all or part of the Property.

Sunny Meadows Real Estate: As defined in Exhibit B.

Symphony Real Estate: As defined in Exhibit B.

Tax Matters Partner: Section 5.5.

Transfer: Any sale, transfer, assignment, pledge, hypothecation, gift, conveyance, security interest or other encumbrance, or any contract therefor, any voting trust or other agreement with respect to the transfer of voting rights or any other beneficial interest in, or any other transfer or disposition (including, without limitation, any disposition that would constitute a "sale" within the meaning of the Securities Act of 1933, as amended) whatsoever affecting the right, title, interest or possession in or to any Interest, whether direct or indirect, voluntary, involuntary, by operation of law or otherwise.

Treasury Regulations: Regulations promulgated pursuant to the Code by the United States Treasury Department, as amended from time to time.

Undistributed Capital Contributions: With respect to each Investor, an amount equal to the excess of (a) the aggregate capital contributions to the Company made by such Investor (or its predecessors), minus (b) the sum of all previous distributions received by such Investor (or its predecessors) pursuant to Section 4.1(b).

Undistributed Priority Return: With respect to each Investor, the remaining amount the Investor would need to receive on the date of determination in order to achieve the Priority Return on the date of determination, taking into account the sum of all distributions received by such Investor (or its predecessor) pursuant to Section 4.1 for all periods up to the date the determination is being made.

Unmatured Event of Default: Section 10.2.

Unmatured Event of Default Notice: Section 10.2.

Exhibit List

EXHIBIT A	Capital Contributions
EXHIBIT B	Legal Description of Property
EXHIBIT C	List of Contracts and other Personal Property Assigned to the Company by Estridge
EXHIBIT D	Estridge and the Builder Representations and Warranties

EXHIBIT A

Capital Contributions

Member	Capital Contribution
Billy Creek Associates, LP	$4,000,000[1]
Estridge Development Company, Inc.	Estridge has contributed or will contribute to the Company all of its rights, title and interest to the purchase agreements to acquire the Property. In addition, if the funds of the Company are insufficient, Estridge will contribute to the Company from time to time 100% of the cash equity required to fund the expenses of the Company and the Quarterly Distribution Payment.

[1] $3,330,000 shall be contributed upon the acquisition of the Symphony Real Estate and up to $670,000 shall be contributed upon the acquisition of the Sunny Meadows Real Estate to fund the equity needs related thereto.

EXHIBIT B

Legal Description of Property

See attached four (4) pages.

Symphony Real Estate

Schedule A

EXHIBIT A

A part of the Southwest Quarter (1/4) of the Northwest Quarter (1/4) of Section Sixteen (16), Township Eighteen (18) North, Range Three (3) East, Washington Township, Hamilton County, Indiana, described as follows: Beginning at the Southwest corner of said Northwest Quarter (1/4); thence North 00°16'57" West (assumed basis of bearings) along the West line of said Northwest Quarter (1/4) a distance of 950.00 feet, thence North 89°01'52" East parallel with the South line of said Northwest Quarter (1/4) a distance of 1375.00 feet; thence South 00°16'57" East parallel with said West line a distance of 950.00 feet to the South line of said Northwest Quarter (1/4); thence South 89°01'52" West along said South line a distance of 1375.00 feet to the Point of Beginning, containing 30.00 acres, more or less.

EXHIBIT A

The Southwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, also the West Half of the Southeast Quarter of the Northwest Quarter of Section 16, Township 18, Range 3 East in Washington Township, Hamilton County, Indiana, containing 60.00 acres, more or less.

Also, the East Half of the Northeast Quarter and the East Half of the Northwest Quarter of the Northeast Quarter in Section 17, Township 18 North, Range 3 East, containing 100.00 acres, more or less.

EXCEPT:

The East 100.00 feet by parallel lines off the entire North 100.00 feet by parallel lines of the following described tract: The East Half of the Northeast Quarter of Section 17, Township 18 North, Range 3 East of the Second Principal Meridian, Washington Township, Hamilton County, Indiana.

ALSO EXCEPTING:

A part of the Southwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, Washington Township, Hamilton County, Indiana described as follows: Beginning at the Southwest corner of said Northwest Quarter; thence North 00°16'57" West (assumed basis of bearings) along the West line of said Northwest Quarter a distance of 950.00 feet; thence North 89°01'52" East parallel with the South line of said Northwest Quarter a distance of 1375.00 feet; thence South 00°16'57" East parallel with said West line a distance of 950.00 feet to the South line of said Northwest Quarter; thence South 89°01'52" West along said South line a distance of 1375.00 feet to the point of beginning, containing 30.00 acres more or less.

EXHIBIT A

TRACT I:
A part of the Northwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, located in Clay Township, Hamilton County, Indiana being more particularly described as follows:

Commencing at a Harrison Marker found marking the Northwest corner of the Northwest Quarter of Section 16, Township 18 North, Range 3 East; thence along the North line of said Quarter Quarter Section South 89°22'55" West (assumed bearing and basis for this description) for a distance of 889.53 feet to a survey marker set this survey, said point being the true Point of Beginning: thence continuing along said North line of said Quarter Quarter Section South 89°22'55" West for a distance of 470.25 feet to the Northeast corner of said Quarter Quarter Section; thence along the East line of said Quarter Quarter Section South 00°02'44" for a distance of 1316 82 feet to the Southeast corner of said Quarter Quarter Section; thence along the South line of said Quarter Quarter Section South 89°17'44" West for a distance of 1358.48 feet to the Southwest corner of said Quarter Quarter Section; thence along the West line of said Quarter Quarter Section North 00°06'12" East for a distance of 470.26 feet to a survey marker set this survey; thence parallel with the South line of said Quarter Quarter Section North 89°17'44" East for a distance of 888.69 feet to an iron pin set this survey; thence parallel with the East line of said Quarter Quarter Section North 00°02'44" West of a distance of 847.27 feet to the point of beginning. Containing 23.810 acres, more or less.

TRACT II:
A part of the Northwest Quarter of the Northwest Quarter of Section 16, Township 18 North, Range 3 East, located in Clay Township, Hamilton County, Indiana, being more particularly described as follows:

Commencing at a Harrison Marker found marking the Northwest corner of the Northwest Quarter of Section 16, Township 18 North, Range 3 East; thence along the North line of said Quarter Quarter Section North 89°22'55" East (assumed bearing and basis for this description) for a distance of 315 00 feet to the Northeast corner of land described in Deed Instrument Number 9809800402 in the Recorder's Office of Hamilton County, Indiana, being marked by a survey marker set this survey, said point being the true Point of Beginning; thence continuing along said North line of said Quarter Quarter Section North 89°22'55" East for a distance of 574.53 feet to a survey marker set this survey; thence parallel with the East line of said Quarter Quarter Section South 00°02'44" East for a distance of 847.27 feet to an iron pin set survey; thence parallel with the South line of said Quarter Quarter Section South 89°17'44" West for a distance of 888 69 feet to the West line of said Quarter Quarter Section; thence along the West line of said Quarter Quarter Section North 00°06'12" West for a distance of 333 60 feet to a survey marker set this survey; thence parallel with the North line of said Quarter Quarter Section North 89°22'55" East for a distance of 315.00 feet to an iron pin set this survey; thence parallel with the West line of said Quarter Quarter Section and along the extended East line of land described in Deed Instrument Number 9809800402 in the Recorder's Office of Hamilton County, Indiana, North 00°06'12" West for a distance of 515 00 feet to the point of beginning. Containing 13.528 acres, more or less.

Sunny Meadows Real Estate

Such real estate equal to forty (40) acres as reasonably agreed to by the Members of the following described real estate:

The West Half of the Southwest Quarter of Section 21 and the East Half of the Southeast Quarter of Section 20, both being in Township 18 North, Range 5 East in Hamilton County, Indiana, described as follows:

Beginning at the Northwest corner of said West Half; thence North 89 degrees 35 minutes 00 seconds East (bearing based on NAD 83 Indiana State Plane Coordinate System) along the north line of said West Half a distance of 1323.60 feet to the Northeast corner of said West Half; thence South 00 degrees 19 minutes 40 seconds East along the east line of said West Half a distance of 2658.34 feet to the southeast corner of said West Half; thence South 89 degrees 41 minutes 44 seconds West along the south line of said West Half a distance of 1320.68 feet to the southwest corner of said West Half, point also being the southeast corner of said East Half; thence South 89 degrees 15 minutes 06 seconds West along the south line of said East Half a distance of 1316.74 feet to the southwest corner of said East Half; thence North 00 degrees 08 minutes 37 seconds West along the west line of said East Half a distance of 2664.22 feet to the northwest corner of said East Half; thence North 89 degrees 37 minutes 09 seconds East along the north line of said East Half a distance of 1305.23 feet to the Point of Beginning, containing 160.701 acres, more or less.

EXCEPT

A part of the Southeast Quarter of Section 20, Township 18 North, Range 5 East, Hamilton County, Indiana described as follows:

Commencing at the Northeast corner of said Southeast Quarter; thence South 89 degrees 37 minutes 09 seconds West (bearings based on NAD 83 Indiana State Plane Coordinate System) along the North line of said Southeast Quarter a distance of 50.00 feet to the

Point of Beginning; thence continuing along said North line South 89 degrees 37 minutes 09 seconds West a distance of 670.00 feet; thence South 00 degrees 23 minutes 27 seconds East parallel with the East line of said Southeast Quarter a distance of 275.00 feet; thence North 89 degrees 37 minutes 09 seconds East parallel with said North line a distance of 670.00 feet; thence North 00 degrees 23 minutes 27 seconds West parallel with said East line a distance of 275.00 feet to the Point of Beginning, containing 4.23 acres, more or less.

EXHIBIT C

List of Contracts and other Personal Property
Assigned to the Company by Estridge

1. Real Estate Purchase Agreement between Estridge and Brenwick Development Company, Inc. for 30 acres in Hamilton County, Indiana.

2. Real Estate Purchase Agreement between Estridge and Brenwick Development Company, Inc. for 131.4 acres in Hamilton County, Indiana.

3. Real Estate Purchase Agreement between Estridge and Justus at Westfield, LLC for 37 acres in Hamilton County, Indiana.

4. Assumption Agreement between Brenwick Development Company, Inc. and the Company

EXHIBIT D

Estridge and the Builder Representations and Warranties

As an inducement to Billy Creek to enter into this Agreement, Estridge and the Builder, jointly and severally with Estridge, represent and warrant to the Investors that:

Warranty of Title. The Company is the record and beneficial owner in fee simple of the Property, together with all easements appurtenant and all land use, development, water, drainage and zoning rights applicable thereto, free and clear of all liens, charges, easements, covenants, conditions, restrictions and encumbrances whatsoever, other than those set forth in **Schedule A** ("Permitted Exceptions"). The Company has the power and authority to convey, transfer and assign fee simple title to the Property. Neither the Company, nor Estridge, nor the Builder has granted any options, rights of first refusal or rights of first opportunity to purchase fee simple title or any other interest in the Property, except that the Company has the Purchase Agreement.

Authority. The Company, Estridge, and the Builder each have full right, power and authority to execute, deliver and carry out the terms and provisions of this Agreement and all other documents and instruments to be executed and delivered by it pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby (the "Related Documents"). This Agreement and the Related Documents, when executed and delivered, will constitute the duly authorized, valid and legally binding obligation of the Company, Estridge, and the Builder and will be enforceable strictly in accordance with their respective terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement and the other instruments herein provided, have been obtained.

Conflicts. The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions herein or therein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Company, Estridge or the Builder is a party or by which it may be bound.

Pending Litigation. There are no petitions, actions, suits, proceedings or investigations pending against the Company, Estridge or the Builder relating to the execution and delivery of this Agreement or any Related Document, the Property, the Governmental Commitments, Permits or that could otherwise affect the Property, before any court or any governmental, administrative, regulatory, adjudicatory or arbitrational body or agency of any kind (including, without limitation, any actions or petitions to alter or declare invalid any laws, ordinances, rules, regulations, permits, certificates, restrictions, leases or agreements authorizing or relating to the Property). None of the foregoing is subject to the terms of any previously entered and final orders, writs, injunctions, decrees or arbitration awards which continue to be binding and in full force and effect.

Potential Litigation. No notices have been received that this Agreement, any Related Document, the Government Commitments, the Permits, the Property, the Company, Estridge, or the Builder is the subject of any threatened investigation, action, litigation, or proceeding, either judicial or administrative. No notices have been received or process served or other action taken with respect to the existence or enforcement of any outstanding orders, writs, injunctions, or decree of any court, government, governmental authority, or arbitration against or affecting all or any portion of the Property, the Company, Estridge, or the Builder.

Compliance. The Property is in compliance with all Permits, laws, ordinances, statutes, rules, regulations, restrictions, and orders applicable thereto. No notice has been received from any governmental authority that the Property is in violation of any of the foregoing or that remedial action is required to regain compliance. There is no pending or threatened investigation or inquiry by any governmental authority with respect to the Property. No law, ordinance, statute, rule, regulation, restriction, or order is pending which, if enacted, would adversely affect the Property. The Property does not violate, any presently existing applicable statute, law, regulation, rule, ordinance or order of any kind whatsoever (including, but not limited to, any presently existing zoning or building laws or ordinances, any presently existing environmental protection laws or regulations, or any presently existing rules, regulations or orders of any governmental agency), or any Permit issued with respect to the Property or any condition, easement, right-of-way, covenant or restriction of record affecting the Property.

Documents furnished. Neither this Agreement, nor any Related Document, nor any exhibit or Schedule thereto or any document, report, financial statement, schedule, certificate, or other statement required herein or therein furnished or to be furnished contains any untrue statement of a material fact or omits to state a material fact relating to the Property, the Purchase Agreement, Government Commitments, Permits, the Company, Estridge, the Builder or otherwise, and each of the foregoing is true and correct in all material respects. The financial statements of Estridge and the Builder previously delivered to the Investors have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be noted therein) and fairly reflect the financial condition, results of operations and cash flows of Estridge and the Builder for the periods presented.

Contracts. There are no contracts or agreements (either oral or written) affecting the Property, including, without limitation, leases, tenancies or other contracts or agreements relating to the design, engineering, construction, maintenance, development or management thereof (collectively "Contracts") other than those listed in **Exhibit C**. All right title and interest in the Contracts is owned by the Company, free and clear of any liens or rights and interests of third parties, Estridge, and the Builder. Such Contracts are in full force and effect, are unamended and no defaults or potential claims for default exist thereunder. The Company has not previously assigned or contracted to assign the Contracts or any interests therein.

Brokerage Commissions and Finders Fees. No person is entitled to any brokerage fees or commissions in connection with the Property or the transactions contemplated by this Agreement and the Purchase Agreement which have not previously been paid in full.

Condemnation. No notices have been received from any governmental or quasi-governmental body or agency or from any person or entity with respect to (and none are expected or contemplated) any actual or threatened taking of the Property, or any portion thereof, for any public or quasi-public purpose by the exercise of the right of condemnation or eminent domain.

Priority Return. Each of the Investors will receive an Internal Rate of Return on its investment in the Company of 19.5% based on the distributions the Company will make to the Investors hereunder.

Claims. There are no claims or liabilities (whether accrued, contingent, or otherwise) relating to the Property, including recaptures and impact fees, other than those described on **Schedule C**. There are no facts in existence that might reasonably serve as the basis now or in the future for any liabilities or obligations with respect to the Property, other than as described in **Schedule C**.

Taxes. All federal, state, local, and other governmental agencies, tax returns, information returns, and reports required to be filed that relate to any tax or assessment levied, assessed, or due have been filed with respect to the Property, and all taxes, assessments and penalties, or deficiencies have been paid. There is no pending action or proceeding by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company or the Property.

Not a Foreign Person. Neither the Company nor the Builder are a "foreign person" under Section 1445 of the Internal Revenue Code of 1986, as amended, and each of them shall satisfy the requirements of said statute.

Assessments. The Property is not subject to any existing or proposed assessment liens and is not now or in the future to be included in any utility, drainage, service or other assessment district affecting the Property.

Governmental Commitments. Except as listed on **Schedule D**, no commitments, undertakings, or agreements have been made (or will be made or are required to be made) with any governmental authority, utility company, or any other person or entity that would require any contribution or dedication of money or land, annexation or disconnection of any portion of the Property into any municipality, district, or governmental unit or construction and installation of improvements of a public or private nature on or off of the Property. The foregoing are collectively called the "Governmental Commitments."

Environmental Matters. To the knowledge of Estridge and the Builder, no one has ever caused or permitted anyone to store, place, dump, release or bury any materials or substances, including hazardous material (as hereinafter defined), on, under or into the Property or used the Property as a treatment, storage, or disposal (whether permanent or temporary) site for any hazardous material. To the knowledge of Estridge and the Builder, no one has or has permitted others to store, place, dump, release or bury any hazardous materials on the Property. To the knowledge of Estridge and the Builder, the Property contains no underground storage tanks and no underground storage tanks have been removed from the Property.

For purposes hereof, "hazardous material" means (i) "hazardous substances" as defined in 42 U.S.C. 9601 et seq. (CERCLA); (ii) petroleum, including but not limited to crude oil or any fraction thereof which is liquid at standard conditions of temperature and pressure (60 degrees Fahrenheit and 14.7 pounds per square inch absolute); (iii) asbestos in any form or condition, and (iv) any radioactive material, including but not limited in any source, special nuclear, or by-product material as defined at 42 U.S.C. et seq. and (v) urea formaldehyde foam insulation and polychlorinated biphenyls (PCBs).

The Schedules attached to this Exhibit are an integral part hereof.

SCHEDULE OF SCHEDULES

Schedule A - Permitted Exceptions

Schedule B - Permits

Schedule C - Liabilities

Schedule D - Government Commitments

Schedule A

Permitted Exceptions

See attached seven (7) pages.

THE POLICY OR POLICIES TO BE ISSUED WILL CONTAIN EXCEPTIONS TO THE FOLLOWING MATTERS UNLESS THE SAME ARE DISPOSED OF TO THE SATISFACTION OF THE COMPANY.

1. Defects, liens, encumbrances, adverse claims, or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed Insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

2. Standard Exceptions:
   a) Rights or claims of parties in possession not shown by the public records.
   b) Easements, or claims of easements, not shown by the public records.
   c) Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the premises.
   d) Any lien, or right to a lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.

3. Special Exceptions:
   a) Taxes for the year 2006 payable in 2007 are a lien not yet due and payable.

   Taxes for the year 2005 payable in 2006 are as follows:
   Key No. 08-09-16-00-00-021.001 - Washington
   1st installment due May 10, 2006 $1,289.76 – Paid.
   2nd installment due Nov 10, 2006 $1,289.76 – Unpaid.

Assessed Valuations:		05-06
Land	$	74000.00
Improvements	$	52100.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	126100.00

   NOTE: Tax information supra is limited to the date of the most current computer input information in the Treasurer's Office and not necessarily the effective date hereof. A check with the Treasurer's Office should be made to determine the exact amount of taxes due, if any.
   PLEASE NOTE EXEMPTION VALUATION INFORMATION MAY NOT BE FULLY POSTED

   b) Assessment for the Hinshaw & Henley Ditch payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $15.00, principal. (Unpaid)

   c) Assessment for the John Edwards #285 Ditch payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $21.00, principal. (Unpaid)

   d) Assessment for the O.F. Henley #102 Drain payable annually, until terminated or changed by order of the Drainage Board. Next installment due Nov 10, 2006 in the amount of $14.50, principal. (Unpaid)

   e) Easement in favor of the Hamilton County Surveyor and Drainage Board to maintain the ditches shown above pursuant to Article 9, Section 33 of the Indiana Drainage Code. Said easement to affect an area that is measured at right angles from the top bank of said ditches and extended outward a distance of 75 feet.

This Commitment is valid only if Schedules A and B are attached.
Schedule B2 consists of 2 page(s)

NOTE: Upon receipt of a survey which satisfactorily evidences that the property described in Schedule A is not within the easement area this exception shall be deleted.

f) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated April 25, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 262, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

g) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated June 21, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 290, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

h) Right of Way granted to Buckeye Pipe Line in an instrument recorded August 30, 1962 in Deed Record 175, page 214 in the Office of the Recorder of Hamilton County, Indiana.

i) Easement and associated rights granted to Hamilton Western Utilities, Inc. by Pro-Cam Properties, an Indiana General Partnership in an instrument dated March 20, 1998 and recorded March 24, 1998 as Instrument Number 9809814472 in the Office of the Recorder of Hamilton County, Indiana.

j) Subject to all legal highways and rights of way.

k) Possible easements for legal drains and ditches, if any, and all rights therein.

THE POLICY OR POLICIES TO BE ISSUED WILL CONTAIN EXCEPTIONS TO THE FOLLOWING MATTERS UNLESS THE SAME ARE DISPOSED OF TO THE SATISFACTION OF THE COMPANY.

1. Defects, liens, encumbrances, adverse claims, or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed Insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

2. Standard Exceptions:
   a) Rights or claims of parties in possession not shown by the public records.
   b) Easements, or claims of easements, not shown by the public records.
   c) Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the premises.
   d) Any lien, or right to a lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.

3. Special Exceptions:
   a) Taxes for the year 2006 payable in 2007 are a lien not yet due and payable.

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-17-00-00-006.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $149.33 - paid.
2nd installment due Nov 10, 2006 - $149.33 - unpaid.

Assessed Valuations:		05-06
Land	$	14600.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	14600.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-17-00-00-007.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $774.26 - paid.
2nd installment due Nov 10, 2006 - $774.26 - unpaid.

Assessed Valuations:		05-06
Land	$	75700.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	75700.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-020.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $203.54 - paid.
2nd installment due Nov 10, 2006 - $203.54 - unpaid.

Assessed Valuations: 05-06

Land	$	19900.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	19900.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-021.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $46.03 - paid.
2nd installment due Nov 10, 2006 - $46.03 - unpaid.

Assessed Valuations:		05-06
Land	$	4500.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	4500.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-022.000 – Washington (Affects part of caption)
1st installment due May 10, 2006 - $46.03 - paid.
2nd installment due Nov 10, 2006 - $46.03 - unpaid.

Assessed Valuations:		05-06
Land	$	4500.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0.00
Exemption	$	0.00
Net Valuations	$	4500.00

NOTE: Tax information supra is limited to the date of the most current computer input information in the Treasurer's Office and not necessarily the effective date hereof. A check with the Treasurer's Office should be made to determine the exact amount of taxes due, if any.
PLEASE NOTE EXEMPTION VALUATION INFORMATION MAY NOT BE FULLY POSTED.

b) Possible assessments for the Orris E. Brendell Drain #179, which may become a lien at a later date. (Affects 08-09-17-00-00-006.000)

c) Possible assessments for the Orris E. Brendell Drain #179, which may become a lien at a later date. (Affects 08-09-17-00-00-007.000)

d) Assessment for the John Edwards Ditch # 285 payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $24.77, principal. (Unpaid) (Affects 08-09-17-00-00-007.00)

e) Assessment for the O.F. Henley Drain # 102 payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $15.00, principal. (Unpaid) (Affects 08-09-17-00-00-007.000)

f) Assessment for the John Edwards Ditch payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $17.00, principal. (Unpaid) (Affects 08-09-16-00-00-020.000)

g) Assessment for the Hinshaw & Henley Ditch payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $15.00, principal. (Unpaid) (Affects 08-09-16-00-00-020.000)

h) Assessment for the John Edwards Ditch #285 payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $10.00, principal. (Unpaid) (Affects 08-09-16-00-00-021.000)

i) Assessment for the John Edwards Ditch #285 payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $10.00, principal. (Unpaid) (Affects 08-09-16-00-00-022.000)

j) Assessment for the O>F> Henley Drain #102 payable annually, until terminated or changed by order of the Drainage Board. Next installment due May 10, 2007 in the amount of $5.00, principal. (Unpaid) (Affects 08-09-16-00-00-022.000)

k) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated April 25, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 262, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

l) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated June 21, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 290, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

m) Right of Way granted to Socony-Vacuum Oil Company, Inc in an instrument dated June 21, 1939 and recorded June 17, 1939 in Miscellaneous Record 34, page 291, and assigned to Marathon Pipe Line by an assignment recorded March 14, 1967 in Miscellaneous Record 97, page 11 all in the Office of the Recorder of Hamilton County, Indiana.

n) Right of Way granted to Buckeye Pipe Line in an instrument recorded August 30, 1962 in Deed Record 175, page 214 in the Office of the Recorder of Hamilton County, Indiana.

o) Easement and associated rights granted to Hamilton Western Utilities, Inc. by Pro-Cam Properties, an Indiana General Partnership in an instrument dated March 20, 1998 and recorded March 24, 1998 as Instrument Number 9809814472 in the Office of the Recorder of Hamilton County, Indiana.

p) Subject to all legal highways and rights of way.

q) Possible easements for legal drains and ditches, if any, and all rights therein.

r) NOTE FOR INFORMATION: Fences do not coincide with South and west property lines and apparent gas line easement along South property line as disclosed by a Schneider Survey dated June 11, 2004 as Job No. #4927-001.

INFORMATION NOTE: The acreage in the legal description is shown for convenience only and should not be construed as insuring the quantity of land set forth in said description.

This Commitment is valid only if Schedules A and B are attached.
Schedule B2 consists of 3 page(s)

THE POLICY OR POLICIES TO BE ISSUED WILL CONTAIN EXCEPTIONS TO THE FOLLOWING MATTERS UNLESS THE SAME ARE DISPOSED OF TO THE SATISFACTION OF THE COMPANY.

1. Defects, liens, encumbrances, adverse claims, or other matters, if any, created, first appearing in the public records or attaching subsequent to the effective date hereof but prior to the date the proposed Insured acquires for value of record the estate or interest or mortgage thereon covered by this Commitment.

2 Standard Exceptions:
   a) Rights or claims of parties in possession not shown by the public records
   b) Easements, or claims of easements, not shown by the public records.
   c) Encroachments, overlaps, boundary line disputes, or other matters which would be disclosed by an accurate survey or inspection of the premises
   d) Any lien, or right to a lien, for services, labor, or material heretofore or hereafter furnished, imposed by law and not shown by the public records.

3 Special Exceptions:
   a) Taxes for the year 2006 payable in 2007 are a lien not yet due and payable.

Taxes for the year 2005 payable in 2006 are as follows:
Key No. 08-09-16-00-00-001.002 – Washington (Affects Tract I)
1st installment due May 10, 2006 $236.27 - paid.
2nd installment due Nov 10, 2006 $236 27 - unpaid.

Assessed Valuations:		05-06
Land	$	23100.00
Improvements	$	0.00
Exemption (Mortgage)	$	0.00
Exemption (Homeowners)	$	0 00
Exemption	$	0 00
Net Valuations	$	23100.00

Taxes for the year 2005 payable in 2006 are as follows:
Key No 08-09-16-00-00-001.000 – Washington (Affects Tract II and other real estate)
1st installment due May 10, 2006 $191.26 - paid
2nd installment due Nov 10, 2006 $191.26 - unpaid

Key No. 08-09-16-00-00-001.003 (Affects Tract II for 2006 payable in 2007)

Assessed Valuations:		05-06
Land	$	10900.00
Improvements	$	7800.00
Exemption (Mortgage)	$	0 00
Exemption (Homeowners)	$	0 00
Exemption	$	0.00
Net Valuations	$	18700.00

NOTE: Tax information supra is limited to the date of the most current computer input information in the Treasurer's Office and not necessarily the effective date hereof. A check with the Treasurer's Office should be made to determine the exact amount of taxes due, if any.
PLEASE NOTE EXEMPTION VALUATION INFORMATION MAY NOT BE FULLY POSTED.

This Commitment is valid only if Schedules A and B are attached.
Schedule B2 consists of 2 page(s)

b) Assessment for the John Edwards #285 Ditch payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $23.81, principal. (Unpaid) (Affects Tract I)

c) Assessment for the John Edwards #285 Ditch payable semi-annually, until terminated or changed by order of the Drainage Board. Next installment due November 10, 2006 in the amount of $13 58, principal (Unpaid) (Affects Tract II)

d) Easement for water lines and incidental purposes in favor of Hamilton Western Utilities, Inc , recorded November 6, 1998 as Instrument Number 98-63197 in the Office of the Recorder of Hamilton County, Indiana

e) Right-of-way for 156th Street on the North side of subject real estate and Towne Road along the West side of subject real estate as shown on survey certified December 23, 2004, and last revised January 4, 2006, by Andrew D. Baxter Jr. of Evans, Mechwart, Hambleton & Tilton, Inc., Job No. 2004-2320

f) Subject to all legal highways and rights of way.

g) Possible easements for legal drains and ditches, if any, and all rights therein

NOTE:
Effective July 1, 2006, any documents requiring a preparation statement which are executed or acknowledged in Indiana must contain the following affirmation statement as required by IC 36-2-11-15: "I affirm, under the penalties for perjury, that I have taken reasonable care to redact each Social Security number in this document unless *required by law*" ______________________

Additionally, pursuant to IC 36-2-7.5-6, a $2 00 fee for each recorded document must be collected and deposited into the "County Identification Protection Fee" fund Said fee has been collected by the county recorder since the law's inception in 2005 and will continue to be collected until further notice

Schedule B

Permits

None.

Schedule C

Liabilities

Monroe Bank Loan	$ 4,995,000
Estridge Development Co.	$ 130,000
Total Liabilities	$ 5,125,000

Schedule D

Government Commitments

None

KD_IM-842661_4.DOC

Exhibit 3.4

Form of Reimbursement Agreement

REIMBURSEMENT AGREEMENT

This REIMBURSEMENT AGREEMENT (this "Agreement") is entered into as of ___________, 2007 by and between Paul E. Estridge, Jr. ("P. Estridge") and ___________, an Indiana corporation (the "Guarantor").

WITNESSETH

WHEREAS, P. Estridge is the largest shareholder of The Estridge Group, Inc. and the Guarantor;

WHEREAS, the Guarantor is an affiliate of The Estridge Group, Inc.;

WHEREAS, The Estridge Group, Inc. is offering a minimum of $2,650,000 and a maximum of $5,000,000 in the aggregate principal amount of Series 2007 Subordinated Notes due 2010, Series 2007 Subordinated Notes due 2012 and Series 2007 Subordinated Notes due 2015 (collectively the "Notes");

WHEREAS, the Guarantor has agreed to guaranty the Notes upon the terms and conditions described in that certain Guaranty Agreement, dated ________, 2007, by and between the Guarantor and MainSource Bank, as Trustee for the purchasers of the Notes (the "Noteholders"); and

WHEREAS, P. Estridge wishes to provide for a reimbursement arrangement with the Guarantor in accordance with the terms and provisions of this Agreement in the event that Guarantor incurs any costs, expenses, liabilities or other obligations associated with the Guaranty Agreement, which the Guarantor is unable or unwilling to satisfy.

NOW THEREFORE, in consideration of the covenants, representations, warranties and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their heirs, successors and assigns, agree as follows:

SECTION 1. REIMBURSEMENT.

Section 1.1. Reimbursement. From and after the date of this Agreement, P. Estridge agrees to reimburse the Guarantor and to hold the Guarantor harmless from and against all losses, claims, damages, penalties, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) which the Guarantor may incur arising out of or relating to the Guaranty Agreement and which the Guarantor is unable or unwilling to satisfy for any reason. In the event that the Guarantor is unable to satisfy its obligations under the Guaranty Agreement, P. Estridge shall assume and satisfy such obligations as if he were primarily liable for such obligations under the Guaranty Agreement.

Section 1.2. Claims for Reimbursement. Upon receipt of any demand or claim for payment received by the Guarantor arising under or pursuant to the Guaranty Agreement, in the event Guarantor is unable or unwilling to satisfy such demand or claim, the Guarantor shall (unless waived pursuant to the provisions of Section 3 hereof) promptly provide written notice and demand for payment to P. Estridge, setting forth a description of the outstanding and unsatisfied demand or claim received by the Guarantor from under the Guaranty Agreement. Upon receipt of such notice from Guarantor, P. Estridge shall immediately satisfy any unpaid demand or claim by payment in full to the Trustee.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF P. ESTRIDGE.

P. Estridge represents and warrants to the Guarantor that:

Section 2.1. Power; Authorization; and Enforceability. P. Estridge has the requisite capacity and authority to enter into this Agreement and to perform his obligations hereunder. P. Estridge has the sole and full right, capacity and authority to enter this Agreement and perform his respective obligations without the consent, authorization, release or waiver of any third party. This Agreement constitutes a valid and binding obligation of P. Estridge, enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

Section 2.2. Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by P. Estridge of this Agreement will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any lien in respect of any property of P. Estridge under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, or any other material agreement or instrument to which P. Estridge is bound or by which P. Estridge or any of his properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or governmental authority applicable to P. Estridge or (c) violate any provision of any statute or other rule or regulation of any governmental authority applicable to P. Estridge.

SECTION 3. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement.

SECTION 4. AMENDMENT AND WAIVER.

This Agreement may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of the Guarantor. Provided, however, that the obligations of P. Estridge under Section 1.1 may only be waived in the event that the obligations arising under the Guaranty Agreement to the Trustee and the Noteholders have been satisfied in full by the Guarantor, or any other guarantor of the Notes.

SECTION 5. NOTICES.

All notices and communications provided for hereunder shall be in writing and sent (a) by facsimile if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (charges prepaid). Any such notice must be sent:

(1) if to the Guarantor, to: ________________________________,

(2) if to P. Estridge, to ________________________________.

Notices under this Section will be deemed given only when actually received.

SECTION 6. SUBMISSION TO JURISDICTION, JUDGMENTS, ETC.

P. Estridge hereby irrevocably consents and submits to the exclusive jurisdiction of any court located within the State of Indiana sitting in Hamilton County and the United States District Court for the Southern District of Indiana and irrevocably agrees that all actions or proceedings relating to this Agreement may be litigated in such courts and P. Estridge irrevocably waives any objection which he may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court.

SECTION 7. MISCELLANEOUS.

Section 7.1. Successors and Assigns. All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns whether so expressed or not.

Section 7.2. Payments Due on Non-Business Days. Anything in this Agreement to the contrary notwithstanding, any payment due under this Agreement that is due on a date other than a business day shall be made on the next succeeding business day.

Section 7.3. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

Section 7.4. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

Section 7.5. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of

Indiana excluding any choice-of-law principles that would require the application of the laws of a jurisdiction other than the State of Indiana.

IN WITNESS WHEREOF, this Agreement has been duly executed by P. Estridge as of the date first set forth above.

"P. ESTRIDGE"

____

"GUARANTOR"

____

KD_IM-856868_3.DOC

Exhibit 6.13

Form of Lot Sales Agreement

RESIDENTIAL LOT SALES AGREEMENT

BETWEEN ________________________

and

THE ESTRIDGE GROUP, INC.

RESIDENTIAL LOT SALES AGREEMENT

THIS AGREEMENT is made as of _________________, 2007 (the "Effective Date") by and between the undersigned parties.

BACKGROUND STATEMENT

_________________________ ("Seller") is a ____________ company formed and managed by Estridge Development Company, Inc. ("EDC"). EDC and The Estridge Group, Inc. ("Builder") are owned by Paul E. Estridge, Jr. ("Estridge"). Seller acquired the rights to develop a planned community located in _____________ County, Indiana, known ________________ ("Development") from EDC, on property previously owned by EDC which has also been acquired by Seller. As of the date of this Agreement, EDC is entering into Seller's Operating Agreement (as amended from time to time, the "Operating Agreement") with _____________ (the "Investors") pursuant to which the Investors will make aggregate capital contributions of $__________ to Seller to enable Seller to complete the Development in accordance with the Proforma attached to the Operating Agreement. Capitalized terms used and not otherwise defined in this Agreement have the meanings given to them in the Operating Agreement.

In the Operating Agreement, EDC and Builder have represented and warranted to each Investor that the Investor will receive an Internal Rate of Return on its capital contributions to Seller of _______% based on the distributions Seller will make to the Investor under the Operating Agreement from the revenues it will receive from Builder under this Agreement and the costs set forth in the Proforma. Builder acknowledges that its covenants and other obligations under this Agreement and the Operating Agreement and the representations and warranties in Exhibit G to the Operating Agreement are a primary inducement for the Investors' investment in Seller.

Seller desires to sell to Builder all of the Lots in the Development and Builder desires to purchase all of the Lots in the Development from Seller upon the terms and conditions set forth below.

STATEMENT OF AGREEMENT

For and in consideration of the sum of Ten ($10.00) Dollars paid by Builder to Seller, the receipt of which is hereby acknowledged by Seller, the mutual covenants and benefits contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller hereby agrees to sell and Builder hereby agrees to purchase the Property on the following terms and conditions.

1. **PROPERTY.** Seller hereby agrees to sell and Builder hereby agrees to purchase from Seller those Lots within the Development which are described on Exhibit "A", attached hereto (collectively the "Property").

2. **DEVELOPMENT DATA.** Builder acknowledges that Builder has received copies of and materially participated in the preparation of all plats, maps, plans, specifications and documents relating to the Development, including those listed on Exhibit "C" (the "Development Data").

Builder agrees that Builder shall undertake all activities on the Property in accordance with the terms and provisions of the Development Data.

3. **PURCHASE PRICE, METHOD OF PAYMENT AND ADJUSTMENTS THEREOF**

3.1. The Purchase Price of the Property shall be the aggregate of the initial individual Lot prices set forth on Exhibit "B" (the "Base Minimum Lot Price") plus the additional amounts described in Section 3.3. The Purchase Price shall be paid as provided in Sections 3.2 and shall be adjusted as described in Section 3.3.

3.2. The portion of the Purchase Price due pursuant to Exhibit "B" for the Lots conveyed at each closing hereunder (such closings are referred to collectively as "Closings" and individually as a "Closing") plus the additional amounts described in Section 3.3 and all closing costs which are the responsibility of Builder under Section 5 shall be paid by Builder at each Closing by (a) cash, (b) certified check drawn on a national bank, (c) cashier's check drawn on a national bank, (d) bank wire transfer directly to an account designated by Seller, or (e) check drawn by a national bank on a Federal Reserve Bank.

3.3. The initial price for each Lot is set forth on Exhibit "B". If any Revised IRR Analysis (as defined in the Operating Agreement) shows a Projected IRR of less than _____% (i.e. projects an Internal Rate of Return over the life of the Project on the capital contributed by the Investors, of less than _____%), then Builder shall acquire Lots during the remainder of the Project for Purchase Prices which will cause that Revised IRR Analysis to yield a _____% Projected IRR (the purchase prices as increased are referred to in this Agreement as the "Projected Increased Sales Prices"), as provided for herein and in Section 10.3 of the Operating Agreement.

4. **CLOSINGS.**

4.1. Subject to the terms and conditions herein, Builder agrees to purchase from Seller each quarter not less than the quantity of Lots specified on Exhibit "D" (with respect to each quarter, the "Minimum Number of Lots"). There shall be Closings each quarter hereunder, beginning with the first Closing no later than ________________, 2007 and with subsequent Closings held no later than the last business day of each calendar quarter, for the Minimum Number of Lots. Builder shall have no unilateral right to delay the dates for any Closing herein provided and acknowledges that the prior written consent of the Majority Investors is required for any such delay and that such consent may be withheld by the Majority Investors in their sole discretion.

4.2. All Closings shall be held through escrow with the Title Company (hereinafter defined).

5. **COSTS AND PRORATIONS.**

5.1. At each Closing, Builder shall be responsible for all closing costs (except those title costs payable by Seller referred to in Section 6.2 below).

5.2. Seller shall be responsible for payment of real estate taxes up to $_______ in the aggregate for all Lots (which are the real estate taxes contemplated to be paid by Seller under the Proforma). Builder shall be responsible for all other real estate taxes.

6. **TITLE.**

6.1. At each Closing, Seller shall convey title to the Lots being purchased by Builder by special warranty deed, subject only to the matters set forth on Exhibit "E" (which includes all matters affecting title prior to acquisition by Seller and those due to acts and deeds of Builder) and matters approved or waived by Builder as provided below ("Permitted Exceptions").

6.2. Within thirty (30) days of each Closing hereunder, Seller shall deliver to Builder an owner's title insurance commitment for an ALTA owner's title insurance policy for the portion of the Property then being conveyed, with extended coverage in the amount of the applicable Base Minimum Lot Price (the "Commitment"), which shall be issued by Chicago Title Insurance Company or another title company reasonably acceptable to the parties ("Title Company"). Seller shall pay title costs up to $_______ in the aggregate for all Lots (which are the title costs contemplated to be paid by Seller under the Proforma). All other title related costs shall be paid by Builder.

If Builder objects to title exceptions set forth on any Commitment (other than Permitted Exceptions under subsection 6.1 above), such objection shall be specified in writing and shall be delivered to Seller within five (5) days of the date that the Commitment is delivered to Builder. If Builder fails to so notify Seller, Builder shall be deemed to have waived its right to object to title exceptions. If Builder does so notify Seller, Seller shall then have the right, but not the obligation, for a period of fifteen (15) days after receipt of such notice, to have such exception waived or insured over. If the exception is not waived or insured over by the Title Company within such fifteen (15) day period, then (a) if the amounts necessary to cure the title exception are included in the Proforma, Seller shall be responsible to pay the amounts necessary to cure the title exception (but not in excess of the amounts included in the Proforma, and (b) if the amounts necessary to cure the title exception are not included in the Proforma, Builder must accept the title as is. Builder acknowledges that if Seller were required to cure any title exceptions not included in the Proforma, the cost to cure would cause the Projected IRR to fall below _____%, requiring a corresponding increase in the Purchase Price, and that requiring Builder to bear the cost of cure (or to waive cure and accept title as is) in lieu of increasing the price is fair and equitable.

7. **DOCUMENTS.** At each Closing, Seller shall deliver to Builder a special warranty deed conveying the portion of Property then being acquired. The parties shall also execute and deliver at Closing such other documents reasonably necessary or appropriate to complete and evidence the transaction contemplated hereby; provided however, that any expenses in excess of those set forth in the Proforma shall be paid by Builder.

8. **PROPERTY TO BE PURCHASED AS IS.** Builder hereby acknowledges and affirms that, except as provided in Section 10, Seller does not, by the execution and delivery of this Agreement, and Seller shall not, by the execution and delivery of any document or instrument executed and delivered in connection with the Closing, make any warranty, express or implied, of any kind or any nature whatsoever, with respect to the Property, other than as provided in the special warranty deed, and all such other warranties are hereby disclaimed. Without limiting the generality of the foregoing, SELLER MAKES, AND SHALL MAKE, NO EXPRESS OR IMPLIED WARRANTY OF SUITABILITY OR FITNESS OF ANY OF THE

PROPERTY FOR ANY PURPOSE, OR AS TO THE MERCHANTABILITY, TITLE, VALUE, QUALITY, CONDITION OR SALABILITY OF ANY OF THE PROPERTY. The sale of the Property by Seller to Builder shall be "AS IS" and "WHERE IS".

9. **SUBDIVISION AND OTHER IMPROVEMENTS.**

9.1. Builder shall be responsible for installing sidewalks and street trees on each Lot comprising the Property. Prior to or at each Closing hereunder, Builder shall post all letters of credit or bonds for the sidewalks and street trees for the Lots then purchased with the governmental authorities.

9.2. Builder shall be responsible for extending sanitary sewer and water service lines from the sanitary sewers and water mains providing such services to the Development to all the dwelling units Builder constructs on the Lots purchased.

9.3. Builder shall be responsible for and shall pay all fees and charges due to the governmental authorities having jurisdiction over the Property which are due and payable in connection with the issuance of building permits plus all impact fees, tap-on and installation charges, and other fees, costs and expenses related to obtaining water, sanitary sewer and other utility services for the Property.

9.4. Builder shall be responsible for providing all labor and materials required to perform the grading contemplated by the grading plans for the Lots comprising the Property. In connection therewith, Builder shall preserve the drainage patterns shown on the grading plans for the Lots.

9.5. A silt fence shall be installed by Builder along the lot line of any Lot which adjoins a park area, or any other landscape area prior to beginning any construction activities thereon. The silt fence shall be maintained by Builder until the government authorities determine it is no longer necessary. Builder shall be responsible for repairing any damage to other Lots or landscape areas on or adjacent to or occurring as a result of the construction within the Development.

10. **REPRESENTATIONS AND WARRANTIES.**

In addition to its representations and warranties under Exhibit G to the Operating Agreement, Builder represents and warrants to Seller and the Investors as follows:

(a) The Builder is duly organized and validly existing as a corporation under the laws of the State of Indiana and has the full right, power and authority to conduct its business and to execute, deliver and carry out the terms and provisions of this Agreement. This Agreement has been duly authorized, executed and delivered by the Builder and constitutes a valid and legally binding obligation of the Builder enforceable in accordance with its terms. All action, including the obtainment of consents and approvals required to authorize execution and performance of this Agreement, have been obtained.

(b) The execution and delivery of this Agreement by the Builder, the consummation of the transactions herein contemplated, and compliance with the terms and provisions hereof or thereof, will not (i) violate any presently existing provisions of law or any presently existing applicable regulation, order, writ, injunction or decree of any court or governmental department, commission, board, bureau, agency or instrumentality, or (ii) conflict or be inconsistent with, or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, the Builder's articles of incorporation or by-laws or any indenture, mortgage, deed of trust, instrument, document, agreement or contract of any kind to which the Builder is a party or by which it may be bound.

11. **CONDEMNATION**. If, after the Effective Date and prior to the final Closing hereunder, Seller shall receive notice of the commencement or threatened commencement of eminent domain or other like proceedings against the Property or any portion thereof, Seller shall immediately notify Builder in writing and Builder shall continue to close on the purchase of the Property but subject to such proceedings, in which event the Purchase Price shall remain the same and Seller shall transfer and assign to Builder at each Closing all condemnation proceeds and rights to additional condemnation proceeds, if any, with respect to the Lots then purchased. All actions taken by Seller with regard to such eminent domain proceedings, including, but not limited to, negotiations, litigation, settlement, appraisals and appeals, shall be subject to the approval of Builder, which approval shall not be unreasonably withheld.

12. **STATUTORY COMPLIANCE**. Builder acknowledges that the property within the Development is not registered under any land sales acts including the Interstate Land Sales Full Disclosure Act. Builder agrees to cooperate fully with Seller in taking any action necessary to preserve any exemptions from such registrations, and to comply with federal and state law.

Builder acknowledges that it is Builder's duty and obligation to comply with all applicable federal, state and local laws and all regulations promulgated thereunder including without limitation the Fair Housing Amendments Act of 1988 and the regulations promulgated thereunder including, but not limited to, those regulations dealing with the use of human models and the equal housing opportunity logotype, statement and slogan in advertisements and sales materials.

13. **NO RELIANCE**. Builder acknowledges that the purchase contemplated by this Agreement is made by Builder without reliance on any representations or agreements of Seller, either written or oral, other than those set forth herein, and Builder warrants and represents that its decision to purchase hereunder is based solely on its own inspection of the Property and its independent investigation and evaluation of the merits of entering into this Agreement.

14. **PLAN APPROVAL.**

14.1. Prior to the Effective Date, Builder submitted to Seller, and Seller gave its written approval for the site plans, elevations, floor plans, and landscaping plans for the construction to be done on the Lots by Builder ("Plans").

14.2. Builder shall promptly submit to Seller, and Seller shall have the right to review and approve, any and all modifications to the approved Plans ("Modified Plans") which Builder proposes to make in the Plans prior to the time that dwelling units have been completed on all Lots.

Unless Seller shall deliver notice to Builder of Seller's approval or disapproval within twenty (20) days after receipt of Modified Plans, Seller shall be deemed to have approved the

Modified Plans submitted by Builder. Any notice of disapproval by Seller shall be accompanied by the changes that Seller has determined should be made. Builder shall resubmit the Modified Plans and the foregoing procedure shall be repeated until Seller's approval is obtained or deemed to be obtained.

14.3. Builder shall perform all construction and development on the Property substantially in accordance with the approved Plans or Modified Plans.

15. **EASEMENTS.** Builder shall grant Seller any easements over the Lots as may be reasonably necessary for an orderly and logical development of the Development.

16. **INDEMNIFICATION.** Builder agrees to defend and hold Seller and each of the Investors and their respective Affiliates harmless from (a) any breach by Builder of its representations, warranties, and agreements set forth herein or in the Operating Agreement or any of the Related Documents and (b) any and all claims, losses, damages, causes of action, demands, and proceedings arising out of, or directly or indirectly related to, Builder's construction activities and the activities of its employees, agents, and subcontractors in the Development, including, without limitation, claims or liens by mechanics and materialmen, claims by the Association for assessments or violations of covenants or rules and regulations, claims by any third party arising out of any contract with Builder relating to the Property, claims predicated upon Builder's failure to comply with applicable fair-housing legislation and regulations promulgated thereunder including, but not limited to, those related to Builder's advertising and promotional materials, and claims for a commission or finders fee made by anyone claiming to have acted as a broker or finder for Builder in connection with the purchase and sale of the Property. This indemnity shall include reasonable attorney's fees and investigation costs and all other costs, expenses, and liabilities incurred by any indemnified person. Without limitation of the foregoing, the Builder shall reimburse Seller and the Investors for all reasonable legal, accounting and other out-of-pocket expenses incurred by them in connection with (i) enforcing or defending (or determining whether or how to enforce or defend) any of their rights under this Agreement, or (b) any insolvency or bankruptcy of the Builder or in connection with any work-out or restructuring of the transactions contemplated hereby.

17. **DEFAULT AND REMEDIES.**

17.1. Default by the Builder.

(a) Upon the Builder's default hereunder, Seller shall, at its option, be released and relieved of all further obligations hereunder to sell additional Lots to Builder.

(b) The Builder acknowledges and agrees that its agreements set forth herein are fundamental to the other parties' willingness to enter into and be bound by this Agreement. Accordingly, the Builder hereby agrees that each other party, jointly and/or severally, may institute and maintain any action, suit or proceeding, at law or in equity (including, without limitation, specific performance or temporary and permanent injunctive relief (without any requirement to post any bond or other security)), against the Builder to enforce, or otherwise act in respect of, the agreements of the Builder set forth in this Agreement. Such relief shall not be exclusive, but shall be cumulative and shall be in addition to damages and any other rights or remedies otherwise available at law or in equity.

(c) The Builder agrees that no failure or delay on the part of any other party to exercise any of their rights under this Agreement shall be a wavier of such rights or a waiver of any default, nor shall any single or partial exercise of any rights preclude other or further exercise thereof or the exercise of any other right, or be construed as a waiver of any default. The enumeration of rights and remedies set forth in this Agreement is not intended to be exhaustive and the exercise of any right or remedy shall not preclude the exercise of any other rights or remedies, all of which shall be cumulative and shall be in addition to any other right or remedy given hereunder or under any other agreement among the parties or which may now or hereafter exist at law or in equity.

17.2. Default by Seller.

If Seller defaults under this Agreement, Builder, at its election, may as its sole and exclusive remedy avail itself of the equitable remedy of specific performance. In no event shall Builder have the right to seek damages from Seller by reason of a default hereunder and Builder hereby expressly waives such right.

17.3. Rights of the Investors; Cross-Defaults.

(a) Any Event of Default under the Operating Agreement shall constitute a default under this Agreement and shall give the Majority Investors the right to terminate this Agreement on behalf of Seller, and thereafter be released and relieved of all obligation to make further sales of Lots to Builder under this Agreement. In the event of any Event of Default under the Operating Agreement, the Majority Investors shall also have the right on behalf of Seller to enforce all of Seller's rights and remedies under this Agreement (including, without limitation, its equitable rights of specific performance or otherwise).

(b) The Majority Investors may exercise their right to terminate this Agreement pursuant to subsection (a) above by giving Seller and the Builder written notice of such termination, which notice will set forth the effective date, which may be immediately upon delivery of the notice or any date thereafter. If this Agreement is terminated as provided herein, no party hereto shall have any further obligation hereunder to any other party, except that (i) nothing herein shall relieve any party from liability for any breach of this Agreement or otherwise as a result of the applicable Event of Default, (ii) the Builder's indemnification obligations under Section 16 hereof shall survive such termination and (iii) such termination shall not relieve Builder from the obligation to pay Seller all amounts accrued through the date of termination under this Agreement, including all amounts due prior to termination under Section 3.3.

17.3. Attorneys' Fees.

In any action at law or in equity between the parties hereto occasioned by a default hereunder, the prevailing party shall be entitled to collect its reasonable attorney's fees actually incurred in the action from the non-prevailing party.

18. **NOTICE**. Each notice or document (collectively referred to in this section as "notice") required or permitted to be given hereunder must comply with the requirements of this section. Each such notice shall be in writing and shall be delivered by personally delivering it, or by depositing it with the United States Postal Service or any official successor thereto, certified

mail, return receipt requested, with adequate postage prepaid, or by overnight courier delivery service with delivery charges paid by the sender, addressed to the appropriate party (and marked to a particular individual's attention).

Notices shall be deemed delivered: at the time of delivery when personally delivered or after seven business days when deposited with the United States Postal Service, or on the next business day when sent by overnight courier delivery service. A refusal by an addressee to accept the notice shall be deemed to be receipt of the notice. The inability of the United States Postal Service or an overnight courier delivery service to deliver the notice because of a change of address of the party of which no notice was given to the other party as provided below shall be deemed to be the receipt of the notice sent.

The addresses of the parties to which notice is to be sent shall be those set forth on the signature page of this Agreement. Either party may change its address by written notice to the other party designating the new address in accordance with this section.

For purposes hereof, the term "business day" shall refer to a Monday, Tuesday, Wednesday, Thursday or Friday which is not a holiday for which the Title Company closes its offices in ________________ County, Indiana.

19. **SUCCESSORS AND ASSIGNS**. This Agreement shall be binding upon and inure to the benefit of the parties' successors and assigns. Builder shall not assign this Agreement or any interest hereunder, in whole or in part, without the prior written consent of Seller, which consent may be withheld for any reason or for no reason. Seller may assign its rights and obligations hereunder without the approval or consent of Builder.

20. **ENTIRE AGREEMENT.** This Agreement and other Agreements referred to herein embody the entire agreement between the parties with respect to the subject matter hereof and cannot be waived or amended except by written instrument executed by the Builder, Seller and the Majority Investors.

21. **APPLICABLE LAW**. This Agreement shall be construed and interpreted under the laws of the State of Indiana.

22. **SURVIVAL**. All provisions of this Agreement shall survive the Closing.

23. **NO WAIVER**. Failure of either party to insist upon compliance with any provision hereof shall not constitute a waiver of the rights of such party to subsequently insist upon compliance with that provision or any other provision of this Agreement.

24. **EXHIBITS.** The exhibits referred to in and attached to this Agreement or the Operating Agreement are incorporated herein in full by reference. The term "include" and derivatives thereof shall be construed in an illustrative and not a limitative sense.

25. **CAPTIONS**. Titles or captions of sections contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision thereof.

26. **CONSTRUCTION OF AGREEMENT**. Should any provision of this Agreement require judicial interpretation, it is agreed that the court interpreting or construing the provisions

shall not apply the rule of construction that a document is to be construed more strictly against the party who itself or through its agent prepared the document. Typewritten or handwritten provisions inserted in this Agreement which are initialed by the parties shall control over all printed provisions of this Agreement in conflict therewith.

27. **NON-RECORDATION OF THIS AGREEMENT**. The parties agree that neither this Agreement nor a memorandum of this Agreement shall ever be filed of record. If either party does so record, the other party may avail itself of any remedies available to it at law or in equity.

28. **TIME OF ESSENCE**. Time is of the essence for this Agreement.

29. **FORCE MAJEURE**. Either party hereto shall be excused for the period of delay in the performance of any obligations hereunder when such delay is occasioned by cause or causes beyond the control of the party whose performance is so delayed, provided current written notice thereof be given, and the time for performance shall be automatically extended for a like period. Such causes shall include, without limitation: all labor disputes; civil commotion; war; war-like operations; sabotage; governmental or judicial regulations, legislation or controls; inability to obtain any necessary materials or services; and acts of God including storms, floods, and other weather conditions which preclude or prevent construction activities.

30. **POSSESSION**. Seller shall deliver actual possession of the Lots purchased at Closing.

31. **COUNTERPARTS**. This Agreement may be executed in the original or by telecopy in separate counterparts. It shall be fully executed when each party whose signature is required has signed at least one counterpart even though no one counterpart contains the signatures of all the parties.

32. **LOCAL TIME.** Any references to the time of day in this Agreement shall refer to the time of day in _______________ County, Indiana.

33. **AMENDMENTS TO DECLARATION.** Builder acknowledges that the Declarant under the Declaration has certain rights to amend which may be made without the consent of other owners.

34. **CONSTRUCTION REQUIREMENT.**

34.1. Prior to undertaking any construction activities on the Property, Builder and its contractors shall obtain a public liability insurance policy in the amount of One Million ($1,000,000.00) Dollars or such other amount as may be acceptable to Seller covering all losses, damages and claims arising out of occupation, use of, activities on and ownership of property within the Development, including property damage, bodily injury and death during construction. The policy shall name Builder as the insured party and Seller and its Members and those other Persons designated by Seller as additional insureds. Certificates evidencing such insurance shall be provided to Seller prior to commencing construction and such insurance shall be maintained in effect until construction is complete on all Lots comprising the Property.

34.2. Builder acknowledges and accepts responsibility for exercising its best efforts to ensure compliance with the terms and conditions of this Agreement by all contractors and subcontractors of Builder. Seller reserves the right to direct Builder to cease using the violating contractors or subcontractors. Builder shall indemnify and hold Seller harmless against all claims, damages, losses, and expenses, including but not limited to, attorney's fees and court costs that may be incurred or suffered by Seller as a result of its taking action pursuant to this section.

34.3. Builder hereby agrees that Builder shall use its best efforts to cause its contractors, its agents and subcontractors to comply fully with the Declaration and regulations of the Association.

34.4. Builder shall maintain all single family homes constructed on the Property and all landscaping installed thereon for so long as they are owned by Builder.

34.5. Builder agrees to maintain all job sites on the Property in a neat and orderly condition throughout construction and not to allow trash and debris to accumulate on the Property. Builder agrees that Builder shall not store construction materials of it except in locations approved by Seller and in compliance with the conditions, rules, and regulations imposed by Seller. Builder agrees to keep all streets, roadways, easements, open space, and other land within the Development free and clear of mud, dirt, debris, trash and construction materials resulting from Builder's construction activities on the Property.

34.6. Builder agrees to use its best efforts to avoid causing damage to the subdivision improvements, the Development's entry features, and landscaping while conducting construction on the Property and hereby assumes full responsibility for the costs incurred for repairs within the Development which are necessitated by Builder's activities or the activities of its contractors and subcontractors.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have set their hands and seals hereto as of the day and year indicated under their signature.

BUILDER: The Estridge Group, Inc.

By: ______________________________

Title: ______________________________

Address: 1041 West Main Street
Carmel, IN 46032

Telephone Number: 317-846-7311

Fax Number: 317-582-2452

SELLER: ________________________

By: ________________________

Title: ________________________

Address:

Telephone Number:

Fax Number:

[SIGNATURE PAGE CONTINUES ON FOLLOWING PAGE]

[SIGNATURE PAGE TO LOT SALES AGREEMENT CONT'D]

THE INVESTORS:

____

By: ______________________________

By: ______________________________

Address:

Telephone Number:

Fax Number:

KD_IM-913686_1.DOC

SCHEDULE OF EXHIBITS

EXHIBIT "A"	Legal Description of the Property
EXHIBIT "B"	Base Minimum Lot Price of Each Lot Comprising the Property
EXHIBIT "C"	Development Data
EXHIBIT "D"	The minimum number of Lots the Builder must acquire each quarter
EXHIBIT "E"	Title Exceptions

Exhibit 10.1

Consent of Krieg DeVault LLP (contained in 11.1)

Exhibit 11.1

Opinion of Krieg DeVault LLP

KRIEG · DEVAULT LLP
ATTORNEYS AT LAW

March 1, 2007

MainSource Bank, Trustee
For the benefit of the Holders of the Series 2007 Subordinated
Notes Due 2010, 2012 and 2015
112 N. Meridian St.
Portland, Indiana 47371

RE: Issuance of up to $5 Million of Offered Securities

Ladies and Gentlemen:

We have represented The Estridge Group, Inc. ("TEG"), Estridge Development Company, Inc. ("EDC") and Paul E. Estridge Corp. ("P Corp") (collectively, the "Company") as special counsel in connection with the preparation and filing of an Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission, under the Securities Act of 1933, as amended (the "Act"), for the purpose of issuing up to an aggregate of $5,000,000 of (i) unsecured debt securities of TEG (the "Notes") and (ii) guarantees by EDC and P Corp of the Notes pursuant to a Guarantee Agreement to be executed by TEG and P Corp (the "Guarantees"). The Notes and Guarantees are collectively referred to herein as the "Offered Securities."

The Offered Securities will be sold and issued in accordance with the Offering Statement.

In connection with this opinion, we have reviewed (a) the Company's Articles of Incorporation and By-Laws, and (b) such other records, documents, instruments and information as we have in our judgment deemed relevant. In our review, we have assumed the following: (i) the authenticity of original documents and the genuineness of all signatures, (ii) the conformity to the originals of all documents submitted to us as copies, and (iii) the truth, accuracy and completeness of the records, documents, instruments, certificates and information which we have reviewed. We have also assumed that the Offering Statement, and any applicable amendments thereto (including post-effective amendments), will have become effective under the Act.

Based upon the foregoing, and subject to the exceptions, qualifications and limitations stated herein, we advise you that, in our opinion, when (i) the Offering Statement has become qualified under the Act, (ii) the terms of any class or series of Offered Securities have been authorized by appropriate action of the Company in a manner that would not violate any applicable law or result in default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by a court or a

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PHONE 317.636.4341 FAX 317.636.1507 WWW.KRIEGDEVAULT.COM

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governmental or regulatory body having jurisdiction over the Company, (iii) any such class or series of Offered Securities has been duly issued and sold, and payment has been received for such Offered Securities in the manner contemplated in the Offering Statement and any applicable amendments thereto (including any post-effective amendments), (iv) the Indenture of Trust and Guarantee Agreements relating to the Notes have been duly executed and delivered, and (v) the Notes have been duly executed and authenticated in accordance with the Indenture of Trust and issued and sold as contemplated in the Offering Statement; then the Notes and the Guarantees will constitute valid and binding obligations of the Company enforceable in accordance with their respective terms subject to (x) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other similar laws now or hereafter in effect relating to or affecting creditors' rights generally, (y) general principals of equity (regardless of whether considered in a proceeding at law or in equity) and (z) the qualification that the remedy of specific performance and injunctive or other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought.

This opinion is limited to the matters stated herein, and no opinion is to be implied or may be inferred beyond the matters expressly stated. This opinion is addressed to you and is solely for your use in connection with the Offering Statement, and we assume no professional responsibility to any other party whatsoever. Accordingly, the opinion expressed herein is not to be relied upon, utilized or quoted by or delivered or disclosed to, in whole or in part, any other person, corporation, entity or governmental authority without, in each instance, the prior written consent of this firm.

We hereby consent to the use of this opinion as an exhibit to the Offering Statement and to the reference made to us in the Offering Statement and in the Prospectus under the caption "Legal Matters." In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Krieg DeVault LLP

KRIEG DeVAULT LLP

KD_IM-862043_2.doc

END